     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 1996

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               APACHE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                1311                               41-0747868
   (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                  ONE POST OAK CENTRAL                                       Z.S. KOBIASHVILI
           2000 POST OAK BOULEVARD, SUITE 100                              ONE POST OAK CENTRAL
                HOUSTON, TEXAS 77056-4400                           2000 POST OAK BOULEVARD, SUITE 100
                     (713) 296-6000                                      HOUSTON, TEXAS 77056-4400
                                                                              (713) 296-6000

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   Copies to:

                     JAMES M. PRINCE                                         MICHAEL A. SASLAW
                 ANDREWS & KURTH L.L.P.                                    BAKER & BOTTS L.L.P.
                4200 TEXAS COMMERCE TOWER                                2001 ROSS AVE., 7TH FLOOR
                  HOUSTON, TEXAS 77002                                      DALLAS, TEXAS 75201
                     (713) 220-4486                                           (214) 953-6865

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: Upon the Effective Time of the Merger described in this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                                       PROPOSED        PROPOSED
                                        AMOUNT          MAXIMUM        MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF                  TO BE       OFFERING PRICE    AGGREGATE    REGISTRATION
SECURITIES TO BE REGISTERED           REGISTERED       PER UNIT     OFFERING PRICE      FEE
- ------------------------------------------------------------------------------------------------
Common Stock, par value $1.25..... 12,550,000 shares   $26 3/4(1)  $335,712,500(1)   $115,763
- ------------------------------------------------------------------------------------------------
Preferred Stock Purchase
  Rights(2)....................... 12,550,000 rights       (2)           (2)            --
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of Apache Common Stock, as reported on The New York Stock Exchange, Inc. Composite Transactions Reporting System on April 3, 1996.

(2) Preferred Stock Purchase Rights are evidenced by certificates for shares of Apache Common Stock and automatically trade with Apache Common Stock. Value attributable to such Preferred Stock Purchase Rights, if any, is reflected in the market price of the Apache Common Stock.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               APACHE CORPORATION
                             CROSS REFERENCE SHEET
             BETWEEN ITEMS IN PART I OF THE REGISTRATION STATEMENT
               (FORM S-4) AND PROSPECTUS PURSUANT TO ITEM 501(B)

                           ITEM OF FORM S-4                             LOCATION IN PROSPECTUS
      ----------------------------------------------------------  ----------------------------------
  A.  INFORMATION ABOUT THE TRANSACTION
  1.  Forepart of Registration Statement and Outside Front Cover
      Page of Prospectus........................................  Outside Front Cover Page of Proxy
                                                                  Statement/Prospectus
  2.  Inside Front and Outside Back Cover Pages of Prospectus...  Inside Front Cover Page of Proxy
                                                                  Statement/Prospectus; Available
                                                                  Information; Incorporation of
                                                                  Certain Documents by Reference;
                                                                  Table of Contents
  3.  Risk Factors, Ratio of Earnings to Fixed Charges and Other
      Information...............................................  Outside Front Cover Page of Proxy
                                                                  Statement/Prospectus; Summary;
                                                                  Risk Factors and Certain
                                                                  Considerations
  4.  Terms of the Transaction..................................  Outside Front Cover Page of
                                                                  Prospectus; Summary; The Special
                                                                  Meeting; The Merger; Certain Terms
                                                                  of the Merger Agreement; Agreement
                                                                  by Phoenix Management; Description
                                                                  of Apache Capital Stock;
                                                                  Comparative Rights of Apache and
                                                                  Phoenix Stockholders
  5.  Pro Forma Financial Information...........................  Unaudited Pro Forma Consolidated
                                                                  Condensed Financial Statements
  6.  Material Contacts with the Company Being Acquired.........  The Merger; Certain Terms of the
                                                                  Merger Agreement; Agreement by
                                                                  Phoenix Management
  7.  Additional Information Required for Reoffering by Persons
      and Parties Deemed to be Underwriters.....................  *
  8.  Interests of Named Experts and Counsel....................  *
  9.  Disclosure of Commission Position on Indemnification For
      Securities Act Liabilities................................  *

                           ITEM OF FORM S-4                             LOCATION IN PROSPECTUS
      ----------------------------------------------------------  ----------------------------------
  B.  INFORMATION ABOUT THE REGISTRANT
 10.  Information with Respect to S-3 Registrants...............  Outside Front Cover Page of Proxy
                                                                  Statement/Prospectus; Summary; The
                                                                  Companies; The Special Meeting;
                                                                  The Merger; Certain Terms of the
                                                                  Merger Agreement; Description of
                                                                  Apache Capital Stock
 11.  Incorporation of Certain Information by Reference.........  Incorporation of Certain Documents
                                                                  by Reference
 12.  Information with Respect to S-2 or S-3 Registrants........  *
 13.  Incorporation of Certain Information by Reference.........  *
 14.  Information with Respect to Registrants other than S-3 or
      S-2 Registrants...........................................  *
  C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED
 15.  Information with Respect to S-3 Companies.................  Incorporation of Certain Documents
                                                                  by Reference; Outside Front Cover
                                                                  Page of Proxy
                                                                  Statement/Prospectus; Summary; The
                                                                  Companies; The Special Meeting;
                                                                  The Merger; Certain Terms of the
                                                                  Merger Agreement
 16.  Information with Respect to S-2 or S-3 Companies..........  *
 17.  Information with Respect to Companies other than S-3 or
      S-2 Companies.............................................  *
  D.  VOTING AND MANAGEMENT INFORMATION
 18.  Information if Proxies, Consents or Authorizations are to
      be Solicited..............................................  Incorporation of Certain Documents
                                                                  by Reference; Outside Front Cover
                                                                  Page of Proxy
                                                                  Statement/Prospectus; Summary; The
                                                                  Special Meeting; The Merger;
                                                                  Certain Terms of the Merger
                                                                  Agreement; Stockholders of Apache
                                                                  and Phoenix; Directors of Apache
 19.  Information if Proxies, Consents or Authorizations are not
      to be Solicited in an Exchange Offer......................  *

- ---------------

* Not applicable or answer is negative.

                 [THE PHOENIX RESOURCE COMPANIES, INC. LOGO]

                                                                          , 1996

Fellow Stockholders:

     On March 28, 1996, The Phoenix Resource Companies, Inc. ("Phoenix") announced that it had entered into a merger agreement with Houston-based Apache Corporation ("Apache") pursuant to which each outstanding share of Phoenix Common Stock will be converted into .75 shares of Apache Common Stock plus $4.00 in cash.

     Your Board has called a Special Meeting of the holders of Phoenix Common Stock to consider approval and adoption of the merger. The meeting will be held
at 9:00 a.m. on               , 1996 at the American Stock Exchange, Inc., 86
Trinity Place, New York, New York 10006.

     The Board of Directors of Phoenix has determined that the Merger is fair to, and in the best interests of, Phoenix and its stockholders and has unanimously recommended to the holders of Phoenix Common Stock that they vote for adoption and approval of the Merger Agreement for the reasons set forth in the accompanying Proxy Statement/Prospectus. Such Proxy Statement/Prospectus contains a detailed description of the merger, as well as background about the transaction and Apache's and Phoenix's businesses.

     Your vote is very important. I urge that each holder of Phoenix Common Stock be represented in person or by proxy at this meeting, regardless of the number of shares you own or whether you are able to attend the meeting. Please complete, sign, date and return the enclosed proxy card as soon as possible. This action will not limit your right to vote in person at the meeting if you wish to do so. A proxy may be revoked at any time before it is exercised.

                                          Sincerely,

                                          George D. Lawrence Jr.
                                          President

                 [THE PHOENIX RESOURCE COMPANIES, INC. LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                     TO BE HELD ON                   , 1996

     A Special Meeting of the holders of Common Stock of The Phoenix Resource Companies, Inc., a Delaware corporation ("Phoenix"), will be held at 9:00 a.m.
local time, on           ,                , 1996 at the American Stock Exchange,
Inc., 86 Trinity Place, New York, New York 10006. At the Special Meeting, the holders of Common Stock of Phoenix will:

     1. Consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated March 27, 1996 (the "Merger Agreement"), relating to the merger ("Merger") of a wholly-owned subsidiary of Apache Corporation, a Delaware corporation ("Apache"), with Phoenix pursuant to which each outstanding share of Phoenix common stock, $.01 par value ("Phoenix Common Stock") will be converted into the right to receive .75 shares of Apache common stock, $1.25 par value, and $4.00 in cash, as more fully set forth in the accompanying Proxy Statement/Prospectus and in the Merger Agreement, a copy of which is included as Appendix I thereto; and

     2. Transact such other business as may properly come before the Special Meeting or any adjournments thereof.

     The Board of Directors has fixed the close of business on               ,
1996 as the record date for the determination of Phoenix stockholders entitled to notice of and to vote at the Special Meeting or any adjournments thereof. Holders of record of all shares of Phoenix Common Stock at the close of business on the record date are entitled to notice of the Special Meeting. Only holders of record of shares of Phoenix Common Stock at the close of business on the record date are entitled to vote at the Special Meeting. Complete lists of such stockholders will be available for examination at the offices of Phoenix located at 6525 North Meridian Avenue, Oklahoma City, Oklahoma 73116-1491, during normal business hours by any holder of Phoenix Common Stock for a period of ten days prior to the Special Meeting. Holders of Phoenix Common Stock who properly dissent in compliance with the applicable provisions of the Delaware General Corporation Law will obtain the right of appraisal as to their shares of Phoenix Common Stock. See "The Merger -- Appraisal Rights of Dissenting Phoenix Stockholders" in the accompanying Proxy Statement/Prospectus.

     The affirmative vote of the holders of a majority of the outstanding shares of Phoenix Common Stock is required for approval and adoption of the Merger Agreement. The Board of Directors recommends that Phoenix stockholders vote FOR approval and adoption of the Merger Agreement. See "The Merger -- Phoenix's Reasons for the Merger; Recommendation of Phoenix's Board of Directors" in the accompanying Proxy Statement/Prospectus.

     Holders of Phoenix Common Stock, whether or not they expect to be present at the meeting, are requested to complete, sign, and date the enclosed proxy and return it promptly in the envelope enclosed for that purpose. Any person giving a proxy has the power to revoke it at any time before it is voted at the Special Meeting, and stockholders who are present at the meeting may withdraw their proxies and vote in person.

By Order of the Board of Directors:

Patricia J. Murano, Secretary

       , 1996

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION

           PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED APRIL 5, 1996

   NO PROXY IS BEING SOLICITED BY THIS PRELIMINARY PROXY STATEMENT/PROSPECTUS

                               APACHE CORPORATION
                      THE PHOENIX RESOURCE COMPANIES, INC.

                           PROXY STATEMENT/PROSPECTUS

     This Proxy Statement/Prospectus relates to the proposed merger of YPY Acquisitions, Inc., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Apache Corporation, a Delaware corporation ("Apache"), with The Phoenix Resource Companies, Inc., a Delaware corporation ("Phoenix"), pursuant to the Agreement and Plan of Merger, dated March 27, 1996, among Apache, Merger Sub and Phoenix (the "Merger Agreement"). The merger contemplated by the Merger Agreement is referred to herein as the "Merger."

     As a result of the Merger, (i) each share of common stock, $.01 par value, of Phoenix ("Phoenix Common Stock") outstanding immediately prior to the effective time of the Merger will be converted into the right to receive .75 shares of the common stock, $1.25 par value, of Apache ("Apache Common Stock") and $4.00 in cash and (ii) the surviving corporation of the Merger will become a wholly-owned subsidiary of Apache.

     This Proxy Statement/Prospectus is being furnished to holders of Phoenix Common Stock in connection with the solicitation of proxies from holders of Phoenix Common Stock by the Board of Directors of Phoenix for use at the Special
Meeting of holders of Phoenix Common Stock to be held on       , 1996 (the
"Special Meeting"). This Proxy Statement/Prospectus and the accompanying form of proxy are being mailed to holders of Phoenix Common Stock on or about
               , 1996. At the Special Meeting, holders of Phoenix Common Stock will be asked to consider approval and adoption of the Merger Agreement.

     This Proxy Statement/Prospectus also constitutes a prospectus of Apache with respect to up to 12,550,000 shares of Apache Common Stock to be issued pursuant to the Merger Agreement in exchange for outstanding shares of Phoenix Common Stock.

     On April 4, 1996, the per share closing market prices of Apache Common Stock and Phoenix Common Stock, as reported on the New York Stock Exchange Composite Transactions Reporting System and the American Stock Exchange Composite Transactions Reporting System, respectively, were $27 5/8 and $24 3/4.

     SEE "RISK FACTORS AND CERTAIN CONSIDERATIONS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

     THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS                , 1996.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY APACHE OR PHOENIX. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF APACHE OR PHOENIX SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. APACHE AND PHOENIX EACH UNDERTAKES TO PROVIDE COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE), WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF PHOENIX COMMON STOCK, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF DOCUMENTS RELATING TO APACHE: CHERI L. PEPER, CORPORATE SECRETARY, APACHE CORPORATION, ONE POST OAK CENTRAL, 2000 POST OAK BOULEVARD, SUITE 100, HOUSTON, TEXAS 77046-4400 (TELEPHONE (713) 296-6000), AND, IN THE CASE OF DOCUMENTS RELATING TO PHOENIX: PATRICIA J. MURANO, CORPORATE SECRETARY, THE PHOENIX RESOURCE COMPANIES, INC., 6525 NORTH MERIDIAN AVENUE, OKLAHOMA CITY, OKLAHOMA 73116-1491 (TELEPHONE (405) 728-5100).

                             AVAILABLE INFORMATION

     Apache and Phoenix are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Apache and Phoenix can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Apache may be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005, and also at the offices of the Chicago Stock Exchange (the "CSE"). Reports, proxy statements and other information concerning Phoenix may be inspected at the offices of the American Stock Exchange, Inc. ("AMEX"), 86 Trinity Place, New York, New York 10006 and also at the offices of The Pacific Stock Exchange (the "PSE").

     Apache has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Apache Common Stock to be issued pursuant to the Merger Agreement. The information contained herein with respect to Apache and its affiliates, including Merger Sub, has been provided by Apache, and the information contained herein with respect to Phoenix and its affiliates has been provided by Phoenix. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed, each such statement being qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

     1. Apache's Annual Report on Form 10-K for the year ended December 31,
1995.

     2. Apache's Current Report on Form 8-K dated March 27, 1996, as amended.

     3. Phoenix's Annual Report on Form 10-K for the year ended December 31,
1995.

     4. Phoenix's Current Report on Form 8-K dated March 27, 1996.

     All documents filed by Apache and Phoenix pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the final adjournment of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                        OIL AND GAS VOLUME ABBREVIATIONS

     Unless otherwise stated, all terms defined in Rule 4-10(a) of Regulation S-X promulgated by the Commission are used herein with such meanings. Quantities of natural gas are expressed in terms of thousand cubic feet (Mcf), million cubic feet (MMcf) or billion cubic feet (Bcf). Oil is quantified in terms of barrels (bbls), thousands of barrels (Mbbls) and millions of barrels (MMbbls). Natural gas is compared to oil in terms of barrels of oil equivalent (boe) or million barrels of oil equivalent (MMboe). Oil and natural gas liquids are compared with natural gas in terms of million cubic feet equivalent (MMcfe) and billion cubic feet equivalent (Bcfe). One barrel of oil is the energy equivalent of six Mcf of natural gas. Daily oil and gas production is expressed in terms of barrels of oil per day (b/d) and thousands of cubic feet of gas per day (Mcfd), respectively. Gas sales volumes may be expressed in terms of one million British thermal units (MMBtu), which is approximately equal to one Mcf. With respect to information relating to a working interest in wells or acreage, net oil and gas wells or acreage is determined by multiplying gross wells or acreage by the working interest therein. Unless otherwise specified, all references to wells and acres are gross.

                               TABLE OF CONTENTS

                                                  PAGE
                                                 -------
AVAILABLE INFORMATION..........................  2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE....................................  3
OIL AND GAS VOLUME ABBREVIATIONS...............  3
SUMMARY........................................  5
The Companies..................................  5
The Special Meeting............................  5
The Merger.....................................  6
Certain Terms of the Merger Agreement..........  9
Market Prices and Dividend Information.........  11
Apache Corporation Selected Historical and Pro
  Forma Consolidated Financial Data............  12
The Phoenix Resource Companies, Inc. Selected
  Historical Consolidated Financial Data.......  13
RISK FACTORS AND CERTAIN CONSIDERATIONS........  14
Fixed Exchange Ratio...........................  14
Cautionary Statement Regarding Forward-Looking
  Information..................................  14
Diversified Business Operations................  14
Effect of Volatile Product Prices..............  14
Reliance on Estimates of Proved Reserves and
  Future Net Cash Flows; Depletion of
  Reserves.....................................  15
THE COMPANIES..................................  16
Apache and Merger Sub..........................  16
Phoenix........................................  17
THE SPECIAL MEETING............................  17
Time, Date, Place and Purpose of Special
  Meeting......................................  17
Record Date and Shares Entitled to Vote........  17
Voting and Revocation of Proxies...............  17
Quorum and Vote Required.......................  17
Solicitation of Proxies........................  18
Other Matters..................................  18
THE MERGER.....................................  18
General Description of the Merger..............  18
Background.....................................  19
Certain Information Provided...................  21
Apache's Reasons for the Merger................  22
Factors Affecting Forward-Looking Statements...  23
Phoenix's Reasons for the Merger;
  Recommendation of Phoenix's Board of
  Directors....................................  24
Opinion of Petrie Parkman as Phoenix's
  Financial Advisor............................  26
Interests of Certain Persons in the Merger.....  30
Certain United States Income Tax
  Consequences.................................  32
Accounting Treatment...........................  35
Governmental and Regulatory Approvals..........  35
Restrictions on Resales by Affiliates..........  35
Appraisal Rights of Dissenting Phoenix
  Stockholders.................................  35

                                                  PAGE
                                                 -------

CERTAIN TERMS OF THE MERGER AGREEMENT..........  38
Effective Time of the Merger...................  38
Consideration to be Paid in the Merger and
  Conversion of Shares.........................  38
Treatment of Phoenix Options...................  39
Conditions to the Merger.......................  39
Representations and Warranties.................  39
Certain Covenants; Conduct of Business Prior to
  the Merger...................................  40
No Solicitation................................  41
Appointment of Director........................  42
Certain Post-Merger Matters....................  42
Termination of the Merger Agreement............  42
Fees and Expenses..............................  42
Indemnification................................  43
AGREEMENT BY PHOENIX MANAGEMENT..                43
MARKET PRICES OF COMMON STOCK AND DIVIDEND
  INFORMATION..................................  44
APACHE CORPORATION AND SUBSIDIARIES UNAUDITED
  PRO FORMA CONSOLIDATED CONDENSED FINANCIAL
  STATEMENTS...................................  45
STOCKHOLDERS OF APACHE AND PHOENIX.............  52
Stock Ownership of Apache Directors and
  Executive Officers...........................  52
Principal Stockholders of Apache...............  53
Principal Stockholders of Phoenix..............  54
DIRECTORS OF APACHE............................  54
DESCRIPTION OF APACHE CAPITAL
  STOCK........................................  57
Apache Common Stock............................  57
Preferred Stock................................  57
Rights.........................................  57
COMPARATIVE RIGHTS OF APACHE AND PHOENIX
  STOCKHOLDERS.................................  58
Number and Classification of Board of
  Directors....................................  58
Power to Call Special Meetings.................  58
Voting Rights..................................  58
Stockholder Vote Required for Certain
  Transactions.................................  58
Action by Written Consent......................  59
Certain Anti-takeover Provisions...............  59
INDEPENDENT PUBLIC ACCOUNTANTS.................  59
LEGAL MATTERS..................................  59
EXPERTS........................................  60
APPENDICES
Appendix: I -- Agreement and Plan of Merger
Appendix: II -- Petrie Parkman & Co. Fairness
  Opinion
Appendix: III -- Section 262 of the Delaware
  General Corporation Law

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to carefully read this Proxy Statement/Prospectus in its entirety. As used in this Proxy Statement/Prospectus, unless otherwise required by the context, the term "Apache" means Apache Corporation and its consolidated subsidiaries and the term "Phoenix" means The Phoenix Resource Companies, Inc. and its consolidated subsidiaries. Capitalized terms used herein without definition are, unless otherwise indicated, defined in the Merger Agreement and used herein with such meanings.

                                 THE COMPANIES

     Apache and Merger Sub. Apache, a Delaware corporation formed in 1954, is an independent energy company that explores for, develops, produces, gathers, processes and markets natural gas, crude oil and natural gas liquids. In North America, Apache's exploration and production interests are focused on the Gulf Coast, the Gulf of Mexico, the Anadarko Basin, the Permian Basin, East Texas and the Western Sedimentary Basin of Canada. Outside of North America, Apache has exploration and production interests offshore Western Australia and in Egypt, and exploration interests in Indonesia, offshore China and offshore Ivory Coast.

     Merger Sub is a wholly-owned subsidiary of Apache. The principal executive offices of Apache and Merger Sub are located at One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400, and the telephone number at such offices is (713) 296-6000. Apache Common Stock has been listed on the NYSE since 1969, and on the CSE since 1960.

     Phoenix. Phoenix is an independent oil and gas company operating primarily in the Arab Republic of Egypt ("Egypt"). Phoenix is headquartered in Oklahoma City, Oklahoma and maintains an office in Cairo, Egypt.

     Phoenix's principal assets are its interests in the Khalda and Qarun oil and gas concessions in the Western Desert of Egypt, which in the aggregate contain 18 oil fields and six gas fields. The sale of crude oil and natural gas accounted for all of Phoenix's operating revenues during the past three years. Phoenix's operations include exploring, developing and operating crude oil and natural gas properties in Egypt. Phoenix's oil and gas operations are currently conducted through Egyptian operating companies owned jointly by the Egyptian General Petroleum Corporation ("EGPC"), the national oil company of Egypt, Phoenix and certain other participants. Apache is one of the participants with Phoenix in the Qarun concession.

     The principal executive offices of Phoenix are located at 6525 North Meridian Avenue, Oklahoma City, Oklahoma 73116-1491, and the telephone number at such offices is (405) 728-5100.

                              THE SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

     The Special Meeting of the holders of Phoenix Common Stock will be held on
            , 1996, at the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006, commencing at 9:00 a.m. local time, for the purpose of (i) considering and voting upon a proposal to approve and adopt the Merger Agreement and (ii) transacting such other business as may properly come before the Special Meeting.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Holders of record of shares of Phoenix Common Stock at the close of
business on             , 1996 (the "Record Date") are entitled to notice of and
to vote at the Special Meeting. On the Record Date, there were           shares
of Phoenix Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Special Meeting.

QUORUM AND VOTE REQUIRED

     The presence, in person or by proxy, at the Special Meeting of the holders of a majority of the shares of Phoenix Common Stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the meeting. The affirmative vote of a majority of the shares of Phoenix Common Stock outstanding and entitled to vote thereon at the Special Meeting is required to approve and adopt the Merger Agreement. Abstentions and non-voted shares, including broker non-votes, represented in person or by proxy, will be considered as being present for purposes of determining the existence of a quorum and will have the same effect as votes cast against the proposal to approve and adopt the Merger Agreement.

PHOENIX MANAGEMENT'S SECURITY OWNERSHIP AND AGREEMENT

     As of the Record Date, directors and executive officers of Phoenix and their affiliates were record owners of an aggregate of approximately 640,000 outstanding shares of Phoenix Common Stock (approximately four percent of such shares then outstanding). The directors and executive officers of Phoenix have signed an agreement obligating them to vote all shares of Phoenix Common Stock that they hold on the Record Date in favor of the Merger in accordance with the recommendation of the Board of Directors by Phoenix. See "Agreement by Phoenix Management."

                                   THE MERGER

GENERAL DESCRIPTION OF THE MERGER

     At the Effective Time (as hereinafter defined) of the Merger, Merger Sub and Phoenix will merge, and the surviving corporation will become a wholly-owned subsidiary of Apache. As a result of the Merger, each outstanding share of Phoenix Common Stock will be converted into the right to receive .75 shares of Apache Common Stock and $4.00 in cash (the "Cash Consideration") (such shares of Apache Common Stock and the Cash Consideration being referred to collectively herein as the "Merger Consideration"). The full text of the Merger Agreement is included in this Proxy Statement/Prospectus as Appendix I.

     Based upon the number of shares of Phoenix Common Stock outstanding as of the Record Date, approximately 12.1 million shares of Apache Common Stock will be issuable and approximately $64 million will be payable pursuant to the Merger. Such number of shares of Apache Common Stock would represent approximately 14 percent of the total number of shares of Apache Common Stock expected to be outstanding immediately after such issuance.

REASONS FOR THE MERGER

     The Board of Directors of Phoenix has recommended the Merger to Phoenix's stockholders for several reasons, including, that (i) the financial resources of Apache coupled with its aggressive exploration strategy would allow for the full exploitation of the exploration and development opportunities identified by Phoenix in the Khalda and Qarun concessions, (ii) the stockholders of Phoenix would likely have greater liquidity in their stock holdings in Apache following the Merger and (iii) Apache's geographic diversity would afford Phoenix stockholders greater diversification. See "The Merger -- Phoenix's Reasons for the Merger; Recommendation of Phoenix's Board of Directors."

     Apache management believes that the Merger would further Apache's transformation into an international exploration and production company with six North American core areas and two international core areas (Australia and Egypt). The Phoenix investment in the Western Desert of Egypt would provide Apache with increased exposure to an area with significant potential for reserve growth. The Merger would add the 2.4-million gross acre Khalda and Khalda Offset concession in which Phoenix owns a 40-percent contractor interest, and an additional 50-percent operating interest in the 1.9-million gross acre Qarun concession, in which Apache presently owns a 25-percent interest. See "The Merger -- Apache's Reasons for the Merger."

FORWARD-LOOKING INFORMATION

     Information included in this Proxy Statement/Prospectus, including information incorporated by reference herein, contains forward-looking statements including projections, estimates and expectations. Those statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should one or more of these forecasts or underlying assumptions prove incorrect, actual results could vary materially. See "Risk Factors and Certain Considerations -- Cautionary Statement Regarding Forward-Looking Information" and "The Merger -- Factors Affecting Forward-Looking Information."

DETERMINATIONS OF THE BOARDS OF DIRECTORS

     THE BOARD OF DIRECTORS OF PHOENIX HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, PHOENIX AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS TO THE HOLDERS OF PHOENIX COMMON STOCK THAT THEY VOTE FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT. See "The Merger -- Background" and
"-- Phoenix's Reasons for the Merger; Recommendation of Phoenix's Board of Directors." In considering the recommendation of Phoenix's Board of Directors with respect to the Merger, Phoenix stockholders should be aware that all of the officers and directors of Phoenix have certain interests concerning the Merger separate from their interests as holders of Phoenix Common Stock. See "The Merger -- Interests of Certain Persons in the Merger."

     The Board of Directors of Apache has unanimously approved the Merger, the Merger Agreement and the issuance and reservation for issuance of Apache Common Stock pursuant to the terms of the Merger Agreement. See "The
Merger -- Background" and "-- Apache's Reasons for the Merger."

     The Merger will result in the issuance of no more than approximately 17 percent of the number of shares of Apache Common Stock previously outstanding, and, consequently, no vote of Apache stockholders is required in connection with the Merger under the rules of the NYSE and the CSE on which Apache Common Stock is listed or under applicable Delaware law. In addition, neither the Restated Certificate of Incorporation of Apache ("Apache's Charter") nor the bylaws of Apache ("Apache's Bylaws") provides for any vote of its stockholders in connection with the Merger.

OPINION OF PETRIE PARKMAN AS PHOENIX'S FINANCIAL ADVISOR

     Petrie Parkman & Co., Inc. ("Petrie Parkman") delivered its written opinion, dated March 27, 1996, to the Board of Directors of Phoenix that, as of such date, the Merger Consideration was fair from a financial point of view to holders of Phoenix Common Stock. For information regarding the opinion of Petrie Parkman, including the assumptions made, matters considered and limitations on the review undertaken, see "The Merger -- Opinion of Petrie Parkman as Phoenix's Financial Advisor." Phoenix stockholders are urged to read carefully in its entirety the opinion of Petrie Parkman, a copy of which is attached as Appendix II to this Proxy Statement/Prospectus and incorporated herein by reference.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Each member of Phoenix's Board of Directors and each executive officer has certain interests concerning the Merger separate from their interests as holders of Phoenix Common Stock. See "The Merger -- Interests of Certain Persons in the Merger."

CERTAIN UNITED STATES INCOME TAX CONSEQUENCES

     As a condition to the consummation of the Merger, Phoenix will receive an opinion of special tax counsel to Apache that, for United States federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), no gain or loss will be recognized by Phoenix, Apache or Merger Sub as a result of the Merger, and no gain or loss will be recognized by the stockholders of Phoenix who are "United States persons" within the meaning of the Code upon the conversion of their Phoenix Common Stock into shares of Apache Common Stock pursuant to the Merger, except with respect to the Cash Consideration, and cash, if any, received in lieu of fractional shares of Apache Common Stock or upon exercise of dissenters' rights of appraisal.

     United States persons who are holders of options to acquire Phoenix Common Stock which are assumed by Apache, as described below under "Certain Terms of the Merger Agreement -- Treatment of Phoenix Options," will not recognize income or gain for United States federal income tax purposes upon such assumption.

     For a discussion of these and other United States federal income tax considerations in connection with the Merger, see "The Merger -- Certain United States Income Tax Consequences."

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase for financial accounting purposes. See "The Merger -- Accounting Treatment."

GOVERNMENTAL AND REGULATORY APPROVALS

     Neither Apache nor Phoenix is aware of any governmental or regulatory approval required for consummation of the Merger, other than compliance with applicable securities laws.

RESTRICTIONS ON RESALES

     There are certain restrictions on resales of Apache Common Stock to be received by affiliates of Phoenix. See "The Merger -- Restrictions on Resales by Affiliates."

APPRAISAL RIGHTS OF DISSENTING PHOENIX STOCKHOLDERS

     Holders of Phoenix Common Stock who do not vote in favor of the Merger will be entitled to statutory rights of appraisal as to their shares of Phoenix Common Stock in connection with the Merger as provided under Section 262 of the Delaware General Corporation Law (the "DGCL"). Certain procedures must be followed by any holder of Phoenix Common Stock who wishes to perfect that statutory right of appraisal, including both not voting in favor of the Merger and filing with Phoenix, before the vote on the Merger is taken, a written demand for appraisal of shares of Phoenix Common Stock owned by such stockholder. Failure to take any of the required steps will result in termination of such appraisal rights. Holders of Phoenix Common Stock should note that surrender of certificates representing their Phoenix Common Stock in connection with the Merger may constitute a waiver of appraisal rights under the DGCL. The obligation of Apache to consummate the Merger is subject to the satisfaction or waiver of the condition that holders of not more than ten percent of the outstanding shares of Phoenix Common Stock have properly demanded appraisal rights. See "The Merger -- Appraisal Rights of Dissenting Phoenix Stockholders," "Certain Terms of the Merger Agreement -- Conditions to the Merger" and Appendix III to this Proxy Statement/Prospectus, which contains the full text of Section 262 of the DGCL.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time"), unless the certificate of merger specifies a later Effective Time, and the "Effective Date" shall be the date on which the certificate of merger becomes effective. Assuming all conditions to the Merger contained in the Merger Agreement are satisfied or waived prior thereto, it is anticipated that the Effective Time of the Merger will occur as soon as practicable following the Special Meeting.

CONSIDERATION TO BE PAID IN THE MERGER AND CONVERSION OF SHARES

     At the Effective Time, each outstanding share of Phoenix Common Stock will be converted into the right to receive .75 shares of Apache Common Stock and $4.00 in cash. As soon as practical following the Effective Time, the commercial bank or trust company designated by Apache as exchange agent (the "Exchange Agent") will mail a letter of transmittal with instructions to each holder of record of Phoenix Common Stock immediately before the Effective Time for use in exchanging certificates formerly representing shares of Phoenix Common Stock for certificates representing shares of Apache Common Stock, Cash Consideration and cash in lieu of any fractional shares of Apache Common Stock. Certificates should not be surrendered by the holders of Phoenix Common Stock until they have received the letter of transmittal from Apache or the Exchange Agent. Letters of transmittal will also be available following the Effective Time at the offices of Apache in Houston, Texas. See "Certain Terms of the Merger
Agreement -- Consideration to be Paid in the Merger and Conversion of Shares."

TREATMENT OF PHOENIX OPTIONS

     As of the Effective Time, Apache will assume each of the options to acquire Phoenix Common Stock that remains unexercised in whole or in part (the "Phoenix Options"). Accordingly, each such Phoenix Option will be deemed to remain outstanding as an option to purchase, in place of the shares of Phoenix Common Stock previously subject thereto, that number of shares of Apache Common Stock and the amount of cash that the holder of the Phoenix Option would have received upon consummation of the Merger had the Phoenix Option been exercised in full for Phoenix Common Stock immediately prior to the Effective Time of the Merger. See "Certain Terms of the Merger Agreement -- Treatment of Phoenix Options."

CONDITIONS TO THE MERGER

     The respective obligations of Apache and Phoenix to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including among other matters the following: (i) approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Phoenix Common Stock;
(ii) the effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part; (iii) the approval for listing on the NYSE of the Apache Common Stock to be issued pursuant to the Merger Agreement; (iv) the absence of certain material adverse changes; (v) the receipt of required third party or governmental approvals or consents; (vi) receipt by each party of opinions of United States counsel and by Apache of Egyptian counsel; (vii) neither Apache's nor Phoenix's board of directors has amended its resolutions authorizing the Merger; and (viii) holders of not more than ten percent of the outstanding shares of Phoenix Common Stock properly demanding appraisal rights. Apache and Phoenix anticipate that all of the conditions to the consummation of the Merger will be satisfied prior to or at the time of the Special Meeting. Either Apache or Phoenix may extend the time for performance of any of the obligations of the other party or may waive compliance with those obligations at its discretion. See "Certain Terms of the Merger Agreement -- Conditions to the Merger."

NO SOLICITATION

     The Merger Agreement provides that Phoenix and its officers, directors and representatives will not solicit or knowingly encourage the initiation of any inquiries regarding any "Acquisition Transaction" or "Acquisition Proposal" as such terms are defined in the Merger Agreement. The Merger Agreement does not, however, preclude Phoenix's Board of Directors from responding to an unsolicited offer in the exercise of its fiduciary duties. See "Certain Terms of the Merger Agreement -- No Solicitation."

APPOINTMENT OF DIRECTOR

     Prior to the Effective Time, Apache's Board of Directors shall take all action necessary to appoint or elect commencing at the Effective Time one of Phoenix's directors as a member of Apache's Board of Directors.

TERMINATION OF THE MERGER AGREEMENT

     By Either Party. The Merger Agreement may be terminated prior to the Effective Time by either party if (i) the Merger has not been consummated on or before August 31, 1996, (ii) any court or governmental final order shall have prohibited consummation of the Merger, or (iii) the required approval of the holders of Phoenix Common Stock is not received at the Special Meeting.

     By Apache. Apache may terminate the Merger Agreement if, among other events, (i) the Board of Directors of Phoenix (a) withdraws, modifies or amends, in any manner adverse to Apache, its approval and recommendation in favor of the Merger, (b) recommends to the stockholders of Phoenix any other Acquisition Proposal (as hereinafter defined), or (c) publicly announces its intention to take any of the actions described in (a) or (b), (ii) any person or group (as defined in Section 13(d)(3) of the Exchange Act), other than Apache or Merger Sub, acquires, or is granted the option or right to acquire beneficial ownership of 50 percent or more of the outstanding shares of Phoenix Common Stock, other than acquisitions for bona fide arbitrage purposes, or (iii) Phoenix enters into an agreement with a third party with respect to any Acquisition Proposal.

     By Phoenix. Phoenix may terminate the Merger Agreement if, among other events, Phoenix or its stockholders receive an Acquisition Proposal which the Board of Directors of Phoenix determines is likely to result in a transaction more favorable to the holders of Phoenix Common Stock from a financial point of view than the Merger, and the Board of Directors also determines the failure to withdraw, modify or change its recommendation would constitute a breach of its fiduciary duties to Phoenix stockholders.

     See "Certain Terms of the Merger Agreement -- Termination of the Merger Agreement."

FEES AND EXPENSES

     Each party shall pay its own expenses in connection with the Merger, except that the cost of printing and mailing this Proxy Statement/Prospectus will be shared equally. In the event of termination of the Merger Agreement without consummation of the Merger, each party shall pay its own expenses, except that a party that has committed a material violation of its representations or covenants under the Merger Agreement shall pay to the terminating party all fees and expenses actually incurred by the terminating party in connection with the contemplated Merger, not to exceed $900,000. Under certain circumstances, if the Merger is not consummated a fee of $12 million shall be paid to Apache by Phoenix. See "Certain Terms of the Merger Agreement -- Fees and Expenses."

                     MARKET PRICES AND DIVIDEND INFORMATION

     Apache Common Stock is traded on the NYSE and CSE under the symbol "APA." Phoenix Common Stock is traded on the AMEX and PSE under the symbol "PHN." The following table sets forth, for the periods indicated, the range of high and low trading prices per share of Apache Common Stock as reported on the NYSE Composite Tape and of Phoenix Common Stock as reported on the AMEX, and the dividend per share of Apache Common Stock and the dividend per share of Phoenix Common Stock. Phoenix dividends and share prices have been adjusted to reflect stock splits in January and September 1995.

                                                APACHE COMMON STOCK           PHOENIX COMMON STOCK
                                             --------------------------    ----------------------------
                                             HIGH      LOW     DIVIDEND     HIGH      LOW      DIVIDEND
                                             ----      ----    --------    ------    ------    --------
1994
  First Quarter............................  $26 7/8   $22 1/2   $.07      $ 9.97    $ 6.69    $ .0125
  Second Quarter...........................   29 1/4   22 1/4     .07        6.91      5.56      .0125
  Third Quarter............................   29 1/4   23         .07        7.94      6.56      .0125
  Fourth Quarter...........................   28 7/8   23 5/8     .07       12.00      6.59      .0125
1995
  First Quarter............................   27 3/8   22 1/4     .07       12.47      9.38        .02
  Second Quarter...........................   31       25 3/8     .07       17.75     10.88        .02
  Third Quarter............................   30 1/4   25 3/4     .07       20.50     14.00        .02
  Fourth Quarter...........................   29 5/8   23 1/8     .07       19.63     16.13        .02
1996
  First Quarter............................   29 1/2   24 3/8     .07       24.50     16.63        .03
  Second Quarter(a)........................   28       26 1/2     .07(b)    24.75     23.38         --

- ---------------

(a) Through April 4, 1996.

(b) Payable April 30, 1996.

     On March 27, 1996, the last trading day prior to the announcement by Apache and Phoenix that they had executed the Merger Agreement, the closing market prices of Apache Common Stock as reported on the NYSE Composite Tape, and Phoenix Common Stock as reported on the AMEX, were $28 1/2 and $19 7/8, respectively. See the cover page of this Proxy Statement/Prospectus for recent closing prices of Apache Common Stock and Phoenix Common Stock.

     Following the Merger, Apache Common Stock will continue to be traded on the NYSE and the CSE. Following the Merger, Phoenix Common Stock will cease to be traded on the AMEX and on the PSE, and there will be no further market for the Phoenix Common Stock.

     Apache has paid cash dividends on Apache Common Stock for 117 consecutive quarters through the first calendar quarter of 1996. Future dividend payments by Apache and Phoenix are subject to action by their respective Boards of Directors and will depend upon their levels of earnings, financial requirements and other relevant factors.

                               APACHE CORPORATION

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data of Apache and subsidiaries shown below as of or for each year in the five-year period ended December 31, 1995 have been derived from Apache's audited consolidated financial statements. Apache's previously reported data for 1995 and prior years have been restated to reflect the merger with DEKALB Energy Company ("DEKALB") under the pooling of interests method of accounting. This data should be read in conjunction with the consolidated financial statements and related notes and the report of independent public accountants included in Apache's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference in this Proxy Statement/Prospectus.

     The pro forma data are presented to show the pro forma effects of the Merger of a wholly-owned subsidiary of Apache with Phoenix. The Merger will be reported using the purchase method of accounting. The pro forma income statement data are presented as if the Merger occurred effective January 1, 1995 and the pro forma balance sheet data assume that the Merger occurred on December 31, 1995. The pro forma data should be read in conjunction with Apache's unaudited pro forma financial statements and related notes thereto, which are included elsewhere herein.

                            PRO FORMA
                             FOR THE
                             MERGER               AT OR FOR THE YEAR ENDED DECEMBER 31,
                            ---------   ---------------------------------------------------------
                             1995(A)     1995(A)      1994       1993(B)     1992(C)     1991(D)
                            ---------   ---------   ---------   ---------   ---------   ---------
                                       (IN THOUSANDS, EXCEPT PER COMMON SHARE AMOUNTS)
INCOME STATEMENT DATA
  Total revenues..........  $ 778,004   $ 750,702   $ 592,626   $ 512,632   $ 517,403   $ 457,872
  Income (loss) --
     continuing
     operations...........     27,050      20,207      45,583      41,421     (14,632)    (35,216)
  Income (loss) per common
     share -- continuing
     operations...........        .32         .28         .65         .67        (.26)       (.65)
  Cash dividends per
     common share(e)......        .28         .28         .28         .28         .28         .28
BALANCE SHEET DATA
  Working capital
     (deficit)............     (6,957)    (22,013)     (3,203)    (55,538)    (32,775)    (57,593)
  Total assets............  3,106,888   2,681,450   2,036,627   1,759,203   1,774,767   1,597,633
  Long-term debt..........  1,136,432   1,072,076     719,033     504,334     524,098     658,395
  Shareholders' equity....  1,414,562   1,091,805     891,087     868,596     554,524     601,181
  Book value per common
     share................  $   15.69   $   14.11   $   12.79   $   12.50   $   10.02   $   10.87
  Common shares
     outstanding at end of
     year.................     90,139      77,379      69,666      69,504      55,361      55,305

- ---------------

(a) Includes nonrecurring transaction costs relating to the DEKALB merger totaling $8.7 million after tax. Also includes hedging loss totaling $5.9 million after tax due to the loss of correlation of New York Mercantile Exchange ("NYMEX") prices with the cash markets for physical deliveries. Also includes financial data after February 1995 for properties acquired from Texaco Exploration and Production, Inc.

(b) Includes financial data for Hadson Energy Resources Corporation (subsequently Apache Energy Resources Corporation) after June 30, 1993, and for Hall-Houston Oil Company after July 31, 1993.

(c) The net loss in 1992 resulted from the sale of substantially all of DEKALB's United States assets for a loss of $25.6 million after tax. DEKALB also reported Canadian ceiling test write-downs of $15.9 million after tax and United States ceiling test write-downs of $24.7 million after tax.

(d) Includes financial data for MW Petroleum Corporation (a former subsidiary of Amoco Production Company acquired by Apache) after June 30, 1991. The net loss in 1991 resulted from DEKALB reporting United States ceiling test write-downs of $66.0 million after tax.

(e) Amounts shown reflect the dividends paid by Apache. No cash dividends were paid on outstanding DEKALB common stock in 1994, 1993 or 1992. Cash dividends paid on DEKALB common stock totaled $.8 million in 1991.

                      THE PHOENIX RESOURCE COMPANIES, INC.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data of Phoenix and subsidiaries shown below as of or for each year in the five-year period ended December 31, 1995 have been derived from Phoenix's audited consolidated financial statements. This data should be read in conjunction with Phoenix's consolidated financial statements and related notes and the auditors' report included in Phoenix's Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated by reference in this Proxy Statement/Prospectus.

                                                             YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------
                                                1995       1994       1993       1992      1991(A)
                                               -------    -------    -------    -------    --------
                                                 (IN THOUSANDS, EXCEPT PER COMMON SHARE AMOUNTS)
INCOME STATEMENT DATA:
Oil and gas revenues........................   $23,433    $21,856    $22,302    $22,481    $ 14,727
Revenues dedicated to foreign tax
  liability(b)..............................     9,822     10,866     10,578     10,786          --
                                               -------    -------    -------    -------    --------
Operating revenues..........................    33,255     32,722     32,880     33,267      14,727
                                               -------    -------    -------    -------    --------
Income (loss) from continuing operations....    10,611     12,891     12,510     12,692        (612)
Net income (loss)(c)........................    10,611     12,891     12,336     12,692     (18,310)
Income (loss) from continuing operations per
  common share(d)...........................      0.65       0.78       0.74       0.76       (0.05)
Net income (loss) per common share(d).......      0.65       0.78       0.73       0.76       (1.62)
Cash dividends per common share(d)..........       .08        .05         --         --          --
BALANCE SHEET DATA:
Total assets................................    68,333     56,441     50,863     59,255      51,525
Long-term debt..............................        --         --         --        708      11,527
Stockholders' equity........................    51,808     33,558     30,298     17,894       5,263
Book value per common share(d)..............   $  3.20    $  2.14    $  1.79    $  1.05    $    .32
Common shares outstanding at end of
  year(d)...................................    16,190     15,708     16,942     16,976      16,616

- ---------------

(a) Revenues and net income for 1991 reflect reduced revenues due to the delivery of oil from Phoenix's share of production on the Khalda Concession, which had been sold and recognized as revenue in 1985. This commitment was fulfilled in 1991.

(b) The adoption of Statement of Financial Accounting Standards ("SFAS") No. 109 effective January 1, 1992 had the effect of increasing operating revenues and tax expense for 1992, 1993, 1994 and 1995 by equal and offsetting amounts, but did not affect net income.

(c) Includes extraordinary losses on the early extinguishment of debt of $17.7 million and $0.2 million in 1991 and 1993, respectively, and income taxes of $0.2 million, $11.1 million, $10.9 million, $11.1 million and $10.0 million in 1991, 1992, 1993, 1994 and 1995, respectively.

(d) Gives effect to the two-for-one stock splits effective January and September 1995.

                    RISK FACTORS AND CERTAIN CONSIDERATIONS

     Prospective investors should carefully review the following factors together with the other information contained in this Proxy Statement/Prospectus prior to making an investment decision.

FIXED EXCHANGE RATIO

     Stockholders of Phoenix should consider that the exchange ratio is a fixed .75 shares of Apache Common Stock for each share of Phoenix Common Stock (plus the Cash Consideration). As a result, the exchange ratio will not be adjusted in the event of an increase or decrease in the market price of either Phoenix Common Stock or Apache Common Stock, or both. Phoenix stockholders are urged to obtain current stock market quotations for both Phoenix Common Stock and Apache Common Stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Certain information regarding the Merger set forth in this Proxy Statement/Prospectus, including information incorporated by reference herein, contains statements which may be considered to be forward-looking statements including projections, estimates and expectations. Reference is made in particular to statements under "The Merger -- Apache's Reasons for the Merger" and in Apache's Current Report on Form 8-K dated March 27, 1996, as amended, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Apache's Annual Report on Form 10-K for the year ended December 31, 1995. These statements include, among other things, (i) an Apache analysis of the allocation of the Merger consideration to various cost categories based on various estimates, (ii) Apache estimates of oil and gas reserves by reserve category, (iii) estimates of the value of future production available for cost recovery of exploration and development activities, (iv) certain 1997 production estimates, and (v) estimates of the impact of the Merger on Apache net income per share and net cash provided by operating activities in 1997. Such statements by their nature are subject to certain risks, uncertainties and assumptions and will be influenced by various factors. Should one or more of the underlying assumptions prove incorrect, actual results could vary materially. Certain material factors affecting forward-looking statements made herein in respect of Apache and the Merger are described elsewhere under "Risk Factors and Certain Considerations" and, more specifically, under "The Merger -- Factors Affecting Forward-Looking Statements."

DIVERSIFIED BUSINESS OPERATIONS

     Apache conducts diversified, international exploration and production operations while Phoenix's oil and gas operations are focused exclusively in Egypt. A significant discovery in the Khalda or Qarun concession might have a significant impact upon the market price of Phoenix Common Stock. Such a discovery would not, however, have as significant an impact upon the business of Apache and, correspondingly, the market price of Apache Common Stock, due to the broader diversification and larger size of Apache.

EFFECT OF VOLATILE PRODUCT PRICES

     The future financial condition and results of operations of Apache and Phoenix will depend upon the prices received for oil and natural gas production and the costs of acquiring, finding, developing and producing reserves. Prices for oil and natural gas are subject to fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors that are beyond the control of Apache and Phoenix. These factors include worldwide political instability (especially in the Middle East and other oil-producing regions), the foreign supply of oil and gas, the price of foreign imports, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. A substantial or extended decline in oil and gas prices would have a material adverse effect on Apache's and Phoenix's financial position, results of operations, quantities of oil and gas that may be economically produced and access to capital. In addition, the sale of oil and gas production of Apache and Phoenix depends upon a number of factors beyond the control of the companies, including the availability and capacity of transportation and processing facilities.

     Oil and natural gas prices have historically been volatile and are likely to continue to be volatile in the future. Such volatility makes it difficult to estimate the value of producing properties for acquisition and to budget and project the return on exploration and development projects involving producing properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

     Apache engages in hedging activities with respect to some of its projected oil and gas production through a variety of financial arrangements designed to protect against price declines, including swaps, collars and futures agreements. To the extent that Apache engages in such activities, it may be prevented from realizing the benefits of price increases above the levels of the hedges. Phoenix does not engage in such activities.

     Phoenix's proved reserve base was approximately 85 percent oil on an energy equivalent basis as of December 31, 1995. By comparison, Apache's proved reserve base was approximately 60 percent natural gas on an energy equivalent basis as of December 31, 1995, and 95 percent of Apache's natural gas reserves are located in the United States and Canada. Accordingly, Apache is more sensitive to fluctuations in United States natural gas prices than to fluctuations in the price of oil.

     Apache periodically reviews the carrying value of its oil and gas properties under the full-cost accounting rules of the Commission. Under the full-cost accounting rules, capitalized costs of oil and gas properties on a country-by-country basis may not exceed the present value of estimated future net cash flows from proved reserves, discounted at ten percent, plus the lower of cost or fair market value of unproved properties as adjusted for related tax effects. At the end of each fiscal quarter, the test is applied at the unescalated prices in effect at the applicable time and results in a write-down if the "ceiling" is exceeded, even if prices decline for only a short period of time.

RELIANCE ON ESTIMATES OF PROVED RESERVES AND FUTURE NET CASH FLOWS; DEPLETION OF RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth in this Proxy Statement/Prospectus and incorporated by reference herein represent only estimates. In addition, the estimates of future net cash flows from proved reserves of Apache and Phoenix and the present value thereof are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in the actual quantity of reserves of Apache and Phoenix and future net cash flows therefrom being materially different from the estimates set forth in this Proxy Statement/Prospectus and incorporated by reference herein. In addition, estimated reserves of Apache and Phoenix may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors.

                                 THE COMPANIES

APACHE AND MERGER SUB

     Apache, a Delaware corporation formed in 1954, is an independent energy company that explores for, develops, produces, gathers, processes and markets natural gas, crude oil and natural gas liquids. In North America, Apache's exploration and production interests are focused on the Gulf Coast, the Gulf of Mexico, the Anadarko Basin, the Permian Basin, East Texas and the Western Sedimentary Basin of Canada. Outside of North America, Apache has exploration and production interests offshore Western Australia and in Egypt, and exploration interests in Indonesia, offshore China and offshore Ivory Coast. Apache Common Stock has been listed on the NYSE since 1969 and on the CSE since 1960.

     Apache completed its 18th consecutive year of production growth and eighth consecutive year of oil and gas reserves growth in 1995. Apache's average daily production was approximately 50.2 Mbbls of oil and 577 MMcf of natural gas for 1995. Giving effect to acquisitions, drilling activity and 65.4 MMboe in property dispositions during the year resulting in proceeds of $271.9 million, Apache's estimated proved reserves increased by 151.3 MMboe over the prior year (prior to restatement for the DEKALB merger) to 420.6 MMboe at year-end, of which approximately 60 percent was natural gas. Apache had net income of $20.2 million, or $.28 per share, on total revenues of $750.7 million for the year. Net cash provided by operating activities during 1995 was $332.1 million.

     In May 1995, Apache acquired DEKALB, an oil and gas company engaged in the exploration for, and the development of, crude oil and natural gas in Canada, through a merger which resulted in DEKALB becoming a wholly-owned subsidiary of Apache. The merger was accounted for as a pooling of interests for financial accounting purposes. As a result, all financial information contained in this Proxy Statement/Prospectus concerning Apache has been prepared to present information for 1995 and all preceding years on a combined basis with DEKALB using the pooling of interests method of accounting.

     Apache's growth strategy is to increase oil and gas production, reserves and cash flow through a combination of acquisitions, moderate-risk drilling and development of its inventory of properties. Apache also emphasizes reducing operating costs per unit produced and selling marginal and non-strategic properties in order to increase its profit margins.

     Because production of oil and gas results in depletion of reserves, future oil and gas production is highly dependent upon Apache's level of success in adding reserves. Apache adds reserves by acquisition, active exploration and development and identification, through engineering studies, of additional behind-pipe zones or secondary recovery reserves. Apache prefers to operate its properties so that it can effectively influence their development and Apache, therefore, operates properties accounting for over 75 percent of its production.

     Pursuing its acquire-and-develop strategy, Apache increased its total proved reserves more than 383 MMboe, more than ten fold in the last ten years (prior to restatement for the DEKALB merger). In addition to its acquisition strategy, Apache continues to develop and exploit its existing inventory of workover, recompletion and other development projects to increase reserves and production. During 1995, Apache acquired $820.9 million of additional properties (not including the DEKALB merger) and replaced over 100 percent of its United States production through upward revisions and its drilling, workover and recompletion program.

     Apache's international investments supplement its long-term growth strategy. Although international exploration is recognized as higher-risk than most of Apache's United States and Canadian activities, it offers potential for greater rewards and significant reserve additions. In recent years, Apache has directed its international efforts towards development of certain discoveries offshore Western Australia and in Egypt, and towards further exploration of its concessions in China, Indonesia, and the Ivory Coast of western Africa.

     Apache holds interests in many of its United States and international properties through operating subsidiaries, such as MW Petroleum Corporation, Apache Canada Ltd., Apache Energy Limited (formerly known as Hadson Energy Limited), Apache International, Inc. and Apache Overseas, Inc. Apache treats all operations as one segment of business.

     Merger Sub is a wholly-owned subsidiary of Apache, was incorporated in Delaware on March 25, 1996 and has conducted no business other than entering into the Merger Agreement. The principal executive offices of Apache and Merger Sub are located at One Post Oak Central, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400, and the telephone number at such offices is (713) 296-6000.

PHOENIX

     Phoenix is an independent oil and gas company operating primarily in the Arab Republic of Egypt. Phoenix is headquartered in Oklahoma City, Oklahoma and maintains an office in Cairo, Egypt.

     Phoenix's principal assets are its interest in the Khalda and Qarun oil and gas concessions in the Western Desert of Egypt, which in the aggregate contain 18 oil fields and six gas fields. The sale of crude oil and natural gas accounted for all of Phoenix's operating revenues during the past three years. Phoenix's operations include exploring, developing and operating crude oil and natural gas properties in Egypt. Phoenix's oil and gas operations are currently conducted through Egyptian operating companies owned jointly by EGPC, Phoenix and certain other participants. Apache is one of the participants with Phoenix in the Qarun concession. At March 31, 1996, Phoenix had 19 employees.

     The principal executive offices of Phoenix are located at 6525 North Meridian Avenue, Oklahoma City, Oklahoma 73116-1491, and the telephone number at such offices is (405) 728-5100.

                              THE SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE OF SPECIAL MEETING

     The Special Meeting will be held on             , 1996, at the offices of
the American Stock Exchange, Inc., 86 Trinity Street, New York, New York, commencing at 9:00 a.m. local time, for the purpose of (i) considering and voting upon a proposal to approve and adopt the Merger Agreement, as required under the DGCL, and (ii) transacting such other business as may properly come before the Special Meeting.

RECORD DATE AND SHARES ENTITLED TO VOTE

     Holders of record of shares of Phoenix Common Stock at the close of
business on             , 1996, the Record Date, are entitled to notice of and
to vote at the Special Meeting. On the Record Date, there were           shares
of Phoenix Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the Special Meeting.

VOTING AND REVOCATION OF PROXIES

     All properly executed proxies that are not revoked will be voted at the Special Meeting in accordance with the instructions contained therein. If a holder of Phoenix Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by such proxy will be voted "FOR" approval and adoption of the Merger Agreement in accordance with the recommendation of the Board of Directors of Phoenix. A holder of Phoenix Common Stock who has executed and returned a proxy may revoke it at any time before it is voted at the Special Meeting by (i) executing and returning a proxy bearing a later date, (ii) filing written notice of such revocation with the Secretary of Phoenix stating that the proxy is revoked, or (iii) attending the Special Meeting and voting in person.

QUORUM AND VOTE REQUIRED

     The presence, in person or by proxy, at the Special Meeting of the holders of a majority of the shares of Phoenix Common Stock outstanding and entitled to vote thereat will constitute a quorum for the transaction of business, and approval and adoption of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Phoenix Common Stock entitled to vote
thereon. On the Record Date, there were           shares of Phoenix Common Stock
outstanding and entitled to vote at the Special Meeting. Abstentions and non-voted shares, including broker non-votes, represented in person or by proxy, will be considered as being present for purposes of determining the existence of a quorum and will have the same effect as votes cast against the proposal to approve and adopt the Merger Agreement. As of the Record Date, holders of approximately 640,000 shares of Phoenix Common Stock (or approximately four percent of the shares of Phoenix Common Stock outstanding as of the Record Date) have executed an agreement agreeing to vote in favor of the Merger and adoption of the Merger Agreement. See "Certain Terms of the Merger Agreement -- Agreement by Phoenix Management."

SOLICITATION OF PROXIES

     In addition to solicitation by mail, the directors, officers, employees and agents of Phoenix and Apache may solicit proxies from the holders of Phoenix Common Stock by personal interview, telephone, facsimile, telegram or otherwise. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who hold of record Phoenix Common Stock for the forwarding of solicitation materials to the beneficial owners thereof. Phoenix will reimburse such brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses incurred by them in connection therewith. Neither Apache nor Phoenix has engaged the services of any third party to distribute proxy solicitation materials to brokers, banks or other nominees or to assist in the solicitation of proxies from holders of Phoenix Common Stock. Apache and Phoenix will each pay one-half of the costs of printing and mailing this Proxy Statement/Prospectus. See "Certain Terms of the Merger
Agreement -- Fees and Expenses."

OTHER MATTERS

     At the date of this Proxy Statement/Prospectus, the Board of Directors of Phoenix does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this Proxy Statement/Prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares of Phoenix Common Stock represented by proxies at the Special Meeting will be voted with respect to such matters in accordance with the discretion of the persons voting such proxies.

                                   THE MERGER

GENERAL DESCRIPTION OF THE MERGER

     The Merger Agreement provides that, at the Effective Time, Merger Sub will merge with Phoenix and the surviving corporation will become a wholly-owned subsidiary of Apache, pursuant to Section 251 of the DGCL. Under Section 259 of the DGCL, the surviving corporation will possess the assets and liabilities of Merger Sub and Phoenix by operation of law at the Effective Time. As a result of the Merger, each outstanding share of Phoenix Common Stock will be converted into the right to receive .75 shares of Apache Common Stock and $4.00 in cash. Cash will be paid in lieu of issuing any fractional shares of Apache Common Stock.

     Based upon the number of shares of Phoenix Common Stock outstanding as of the Record Date, a total of approximately 12.1 million shares of Apache Common Stock will be issuable and approximately $64 million will be payable pursuant to the Merger. Such number of shares of Apache Common Stock would represent approximately 14 percent of the total number of shares of Apache Common Stock expected to be outstanding after such issuance.

BACKGROUND

     In 1992, Apache and Phoenix began discussions regarding submitting a bid to EGPC to acquire the Qarun concession. In July 1992, Apache and Phoenix submitted the bid to EGPC regarding the concession and in April 1993, the Qarun concession was awarded to Apache and Phoenix. Since that time, Phoenix and Apache have conducted joint exploration and development activities on the Qarun concession.

     In late June 1995, Mr. G. Steven Farris, President of Apache, telephoned Mr. George D. Lawrence Jr., President of Phoenix, in order to arrange a meeting with Mr. Lawrence.

     On July 5, 1995, Mr. Farris and Mr. Lawrence met in the offices of Phoenix in Oklahoma City and discussed the Qarun concession and business conditions and opportunities in Egypt. Mr. Farris also raised the possibility of Apache and Phoenix combining their operations. At the meeting, Mr. Lawrence provided Mr. Farris publicly available information regarding Phoenix.

     On July 7, 1995, Mr. Farris again telephoned Mr. Lawrence and expressed Apache's interest in obtaining confidential information regarding Phoenix for the purpose of evaluating Phoenix as a possible merger candidate.

     In July 1995, Mr. Lawrence advised each Phoenix director by telephone that he had received an expression of interest from Apache regarding a combination with Phoenix and that he believed that Phoenix's Board of Directors should permit Apache to receive confidential information regarding Phoenix and to conduct other due diligence. Mr. Lawrence also suggested to the directors that Phoenix should retain Petrie Parkman to act as financial advisor to Phoenix and render financial advisory and investment banking services to Phoenix. Petrie Parkman had served in 1994 as co-manager of a secondary offering of Phoenix Common Stock by a large stockholder of Phoenix.

     On July 10, 1995, the Board of Directors of Phoenix met by telephone conference call to discuss Apache's possible interest in acquiring Phoenix and its request to obtain confidential information regarding Phoenix. The Board also discussed the retention of Petrie Parkman to act as financial advisor to Phoenix. After these discussions, the Board resolved to provide Apache confidential information regarding Phoenix after Apache executed a confidentiality and standstill agreement and to retain Petrie Parkman pursuant to an engagement letter.

     On July 12, 1995, at a regularly-scheduled meeting of the Board of Directors of Apache, Mr. Farris outlined possible transactions in Egypt, including a transaction involving Phoenix, and Mr. Raymond Plank, Chairman of the Board and Chief Executive Officer of Apache, discussed Egypt as a possible second core area for Apache outside of North America.

     On July 14, 1995, Apache and Phoenix each executed confidentiality and standstill agreements. On July 14 and 15, 1995, representatives of Phoenix presented certain confidential information to representatives of Apache at the offices of Petrie Parkman in Houston and representatives of Phoenix and Netherland, Sewell & Associates, Inc., Phoenix's independent petroleum engineers, met with representatives of Apache in Dallas, Texas to discuss due diligence matters relating to Phoenix's oil and gas reserves and prospects.

     Also in July 1995, Apache contacted Merrill Lynch & Co. ("Merrill Lynch") regarding representation of Apache as financial advisor in connection with evaluating a possible business combination with Phoenix.

     During June and July 1995, Mr. Plank kept the Board of Directors of Apache advised both orally and in writing of the status of the proposed transaction.

     On July 31, 1995, Mr. Farris sent a letter to Mr. Lawrence in which he advised Phoenix that Apache was not prepared to make a proposal to Phoenix at that time, but concluded that in view of the apparent fit between the companies, Phoenix and Apache should remain in contact for future possibilities.

     On August 1 and 2, 1995, the Board of Directors of Phoenix met in Washington, D.C. and discussed, among other matters, with its legal and financial advisors its existing short-term, medium-term and long-term business strategies as well as the alternative of a strategic merger. Petrie Parkman presented an analysis of the reference value ranges for Phoenix using various methodologies. As a result of these discussions and the presentation by Petrie Parkman, the Board of Directors of Phoenix concluded that Phoenix would continue to be an aggressive exploration and production company in Egypt. In addition, while Phoenix was not actively seeking to be acquired, Phoenix would be receptive to any strategic alternative which would be in the best interests of its stockholders. The Board of Directors also directed management of Phoenix to send Apache a letter acknowledging the conclusion of Apache's due diligence process. Such letter was sent to Apache on August 3, 1995.

     On August 29, 1995, Mr. Joseph A. Pardo, Chairman of the Board of Phoenix, and Mr. Lawrence met with representatives of an international oil and gas company ("Company One") to discuss oil and gas matters of mutual interest. At that meeting, the representatives of Company One and Phoenix discussed the possibility of Phoenix being acquired by another company. The representatives of Company One indicated that Company One was not then interested in making a proposal to acquire Phoenix, but was interested in being advised if another company made an offer to acquire Phoenix.

     On September 6, 1995, Petrie Parkman received an inquiry from a representative of a second international oil and gas company ("Company Two") regarding a possible transaction with Phoenix.

     On September 14, 1995, the Board of Directors of Phoenix met by telephone conference call and discussed, among other matters, the possibility of allowing Company Two to review Phoenix's confidential information. The Phoenix Board of Directors authorized Mr. Lawrence to negotiate and execute a confidentiality and standstill agreement with Company Two. On September 23, 1995, Phoenix and Company Two executed a confidentiality and standstill agreement. On September 25 and 26, 1995, representatives of Phoenix and Company Two met and Phoenix provided certain confidential information to Company Two.

     In late October 1995, a representative of Company Two telephoned Petrie Parkman and advised Petrie Parkman that Company Two would not make an offer to acquire Phoenix.

     On January 30, 1996, Merrill Lynch met with Mr. Plank and Mr. Farris in Houston to discuss possible structure and financing alternatives available in a possible business combination with Phoenix.

     On February 19, 1996, Merrill Lynch met with Mr. Plank and Mr. Farris in Houston to prepare a written expression of interest in exploring a possible business combination of Phoenix and Apache for delivery to Phoenix.

     On February 23, 1996, Mr. Farris sent the Board of Directors of Phoenix a letter in which he expressed his belief that a combination of Phoenix and Apache would benefit both stockholder groups and made a proposal to offer .70 shares of Apache Common Stock plus one warrant to purchase Apache Common Stock for each outstanding share of Phoenix Common Stock. Each warrant would be valid for five years and would have an exercise price of $40.625 per share of Apache Common Stock.

     On February 28 and 29, 1996, the Board of Directors of Phoenix together with Phoenix's financial and legal advisors met at Phoenix's offices in Oklahoma City at its regular meeting to discuss, among other matters, the proposal made by Apache. After discussion, the Board of Directors decided to meet on March 12, 1996 to continue their deliberations regarding the Apache proposal.

     On March 12, 1996, the Board of Directors of Phoenix together with Phoenix's financial and legal advisors met in New York City to continue their deliberations regarding the Apache proposal. The Board of Directors authorized Mr. Lawrence and Phoenix's financial and legal advisors to meet with representatives of Apache to discuss the value of the proposed Apache warrant and to enhance the overall value of the proposal to the Phoenix stockholders. The Board of Directors also authorized management of Phoenix to permit Apache to conclude its due diligence review of Phoenix and authorized Mr. Francis L. Durand, a director of Phoenix, to assist the management of Phoenix as a paid consultant in conducting the due diligence review of Apache.

     On March 15, 1996, Mr. Lawrence and Phoenix's financial and legal advisors met in Houston with Mr. Farris and other representatives of Apache to discuss the Apache proposal. On March 15 and 16, 1996, representatives of Phoenix met with representatives of Apache to review Phoenix's oil and gas prospect inventory.

     On March 18, 1996, Mr. Lawrence met in Houston with Mr. Farris to discuss the revised proposal of Apache to acquire Phoenix, which proposal was confirmed in a letter to the Board of Directors of Phoenix. The revised proposal provided that Apache would offer .75 shares of Apache Common Stock plus $4.00 in cash for each outstanding share of Phoenix Common Stock.

     On March 20, 1996, the Board of Directors of Phoenix together with its legal and financial advisors met via telephone conference call to consider Apache's revised proposal. After discussion, the officers of Phoenix were authorized to proceed with the negotiation of an agreement and plan of merger with Apache and, together with Mr. Durand, to conduct due diligence regarding the business, operations and prospects of Apache.

     During the period from March 21, 1996 through March 26, 1996, representatives of Apache and Phoenix held due diligence meetings in Houston, Dallas and Oklahoma City covering engineering (reserves), financial, tax, accounting and litigation matters. During the period from March 22, 1996 through March 27, 1996, representatives of Apache and Phoenix negotiated in Houston the terms and provisions of an agreement and plan of merger.

     During February and March 1996, Mr. Plank kept the Board of Directors of Apache advised both orally and in writing of the status of the proposed transaction.

     On March 26 and 27, 1996, the Board of Directors of Apache met in Houston to consider the Merger, the Merger Agreement, and the issuance of Apache Common Stock as contemplated in the Merger Agreement. At the meeting, Apache's management and Merrill Lynch made detailed presentations to the Board of Directors regarding the results of Apache's due diligence and evaluation of Phoenix. After further discussions, the Apache Board of Directors determined that the Merger was in furtherance of the long-term business strategy of Apache and consistent with and in the best interests of Apache, and the directors present unanimously approved the Merger and the other transactions contemplated by the Merger Agreement.

     On March 27, 1996, the Board of Directors of Phoenix together with its legal and financial advisors met in New York City to consider the Merger Agreement. At this meeting, (i) Mr. Lawrence and Mr. Durand presented an in-depth review of the due diligence of Apache conducted by Phoenix, (ii) Petrie Parkman presented an in-depth analysis of the financial aspects of the transaction, including (a) a review of the potential merits of the strategic alliance between Phoenix and Apache, (b) the issues to be considered concerning the transaction, (c) the factors considered by Petrie Parkman in developing its opinion and (d) its opinion that the consideration to be received by the stockholders of Phoenix was fair to such stockholders from a financial point of view, and (iii) legal counsel presented a detailed discussion of the structure of the transaction. The Board of Directors of Phoenix unanimously approved the transaction and authorized the proper officers of Phoenix to complete the negotiations of the Merger Agreement and to execute the definitive Merger Agreement.

CERTAIN INFORMATION PROVIDED

     In connection with the discussions between Apache and Phoenix described above, Apache provided to Phoenix confidential information and internal analyses, including certain preliminary financial forecasts with respect to Apache's operating results, cash flows and financing activities, capitalization and capital expenditures, and the assumptions on which such preliminary financial forecasts were based. Such preliminary financial forecasts were developed by Apache for internal use only, were not prepared with the intent that they would be publicly distributed, were based on numerous assumptions (many of which are beyond the control of Apache) and are not necessarily indicative of future results.

     In connection with the discussions between Apache and Phoenix described above, Phoenix provided to Apache confidential information and internal analyses, including certain internal operating budgets relating to 1995 and 1996, and the assumptions on which such budgets were based. Such budgets were prepared by Phoenix for internal use only, were not prepared with the intent that they would be publicly distributed, were based on numerous assumptions (many of which are beyond the control of Phoenix) and are not necessarily indicative of future results.

APACHE'S REASONS FOR THE MERGER

     Apache management believes that the Merger would further Apache's transformation into an international exploration and production company with six North American core areas (the Gulf Coast, the Gulf of Mexico, the Anadarko Basin, the Permian Basin, East Texas, and the Western Sedimentary Basin of Canada), and two international core areas (Australia and Egypt).

     The Phoenix investment in the Western Desert of Egypt would provide Apache with increased exposure to an area with significant potential for reserve growth. The area is larger than the state of Oklahoma, but only approximately 450 exploratory wells have been drilled in the Western Desert as compared to approximately 40,000 exploratory wells in Oklahoma. Phoenix would provide Apache with an expanded Egyptian operational capacity with significant exploration potential in an area where proven commercial accumulations of oil and gas have been found. An emerging gas market may also provide additional opportunities in future years.

     As a result of the Merger, Apache would have interests in concessions of over 11.6 million gross acres in Egypt. The Merger would add the 2.4-million gross acre Khalda concession in which Phoenix owns a 40-percent contractor interest, and an additional 50-percent operating interest in the 1.9-million gross acre Qarun concession, in which Apache presently owns a 25-percent interest. Oil production from the Qarun concession is expected to increase significantly upon completion of a central production facility and related 50-kilometer pipeline connection to an existing major crude oil pipeline. This project, scheduled for completion in late 1996, will boost nominal gross transport capacity from Qarun to 40,000 barrels per day.

     In considering the Merger and determining the Merger Consideration, Apache management considered the financial and operational impact of the Merger and made several conclusions based upon estimates and projections made by Apache and, in part, upon information furnished by Phoenix. These conclusions are discussed below.

     The Merger is expected to provide to Apache, following the completion and full operation of the Qarun facilities, in excess of 15,000 net barrels per day of oil production in 1997. Apache's total worldwide oil production in 1997 is expected to reach approximately 75,000 barrels per day.

     By early 1997, the Merger is expected to be additive to earnings per share and net cash provided by operating activities following the expected increases in gross oil production in Qarun from the current 6,500 barrels per day to 35,000 barrels (assuming full implementation of the Qarun production system on schedule). Apache estimates that net cash flow provided by operating activities of the Phoenix properties of approximately $70 million in 1997 should be obtained based on a realized price of $17 per barrel, and assuming successful implementation of a two-year capital expenditure program to develop reserves (which is subject to approval by the other parties to the concession agreements) at a cost attributable to Phoenix's interest estimated at approximately $125 million.

     Another of Apache's reasons for the Merger is the advantage provided by the cost-recovery mechanisms in the Qarun and Khalda concession agreements. Under the terms of each concession agreement, the non-governmental participants (including Phoenix and Apache) pay 100 percent of the capital and operating costs incurred in connection with operations under the agreements, and the production is split between EGPC and the private participants. Up to 40 percent of the oil and gas produced and sold under each respective concession agreement is available to the private participants to recover costs ("cost recovery" or "cost recovery petroleum") for operations incurred thereunder, and the remainder ("profit petroleum") is allocable among EGPC and the private participants. Cost recovery forms a single, unified pool for the recovery of costs incurred in exploration and development activities in a concession area, without differentiation between capital and operating costs, except that operating costs are recovered prior to the recovery of any capital costs. Capital costs (which include exploration, development and other equipment and facilities costs) are amortized for recovery over either four or five years, as applicable, while operating expenses are recoverable on a current basis. To the extent that costs eligible for recovery in any quarter exceed the amount of cost recovery petroleum produced and sold in that quarter, such costs are recoverable from cost recovery petroleum in future quarters with no limit in the ability to carry forward such costs. In the event the cost recovery pool exceeds the amounts reimbursable in any period, such excess would revert either in whole to EGPC (in the case of the

Qarun concession), or to EGPC and the other participants in accordance with their interests in the profit petroleum (in the case of the Khalda concession). Based on Apache's current estimates of proved and probable reserves attributable to Phoenix's interests, Apache expects to recover all amounts expended in connection with developing and producing such reserves and, in addition, expects to have available an additional $200 million of cost recovery for exploration and development activities on the Qarun and Khalda concessions over their expected terms.

     Apache estimates that net cash provided by operating activities from the combined Egyptian operations of Apache and Phoenix should be in the range of $100 million for 1997 assuming $17 per barrel oil prices and the estimated production levels described above.

     Assuming $396 million of Merger Consideration at $26 per share stock value for Apache Common Stock, Apache expects to allocate to the Phoenix acquisition approximately $29 million to working capital, $51 million to pipeline and facilities, $160 million to proved reserves, $58 million to probable reserves classified as unproved properties, and $99 million to international concession rights. See Notes to the "Apache Corporation and Subsidiaries Unaudited Pro Forma Consolidated Condensed Financial Statements" for a discussion of these allocations on a pro forma basis. After evaluation of updated production data in the Khalda concession and recent well data in the Qarun concession, Apache estimated 33.4 MMboe of proved reserves attributable to the Phoenix interests as of January 1, 1996. Apache estimated as of such date another 21.0 MMboe of probable reserves (including 10.0 MMboe of discovered, unbooked reserves awaiting construction of a natural gas pipeline and execution of natural gas sales contracts) and 32.0 MMboe of possible reserves (risk-adjusted by Apache) attributable to the Phoenix interests.

     Certain statements contained in this Proxy Statement/Prospectus, including the estimates and projections of Apache described above, are not based on historical facts, but are forward-looking statements. Numerous assumptions about future conditions were made in making such statements that may ultimately prove to be inaccurate. Actual events may materially differ from anticipated results described in such statements, and Apache's ability to achieve such results is subject to certain risks and uncertainties.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

     The forward-looking statements regarding the Merger made above under the caption "-- Apache's Reasons for the Merger" and in Apache's Current Report on Form 8-K dated March 27, 1996, as amended, may be affected by many factors. Several key factors that have a direct bearing on Apache's ability to attain these estimates and projections or achieve expectations are discussed below:

          (a) Proved reserve estimates included herein are based on Apache analysis of oil and gas reserves which meet the definition of "proved" under Commission rules. Other reserve categories have also been estimated by Apache. The estimates of future net cash flows and the value thereof are based upon assumptions of future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from these assumptions could result in the actual quantity of the reserves and future net cash flows therefrom being materially different from these estimates. Furthermore, such reserves may be subject to revisions based on production history, results of future exploration and development, prevailing oil and gas prices, operating and developmental costs, and other factors.

          (b) The initial oil and gas prices used in the estimates included herein are $17 per barrel of oil and $2.40 per MMBtu for gas without escalation. Prices for oil produced in the Egyptian concessions are based on oil sold on the world market and are subject to world oil price fluctuations. Gas prices are based upon 85 percent of a benchmark oil price and will be subject to fluctuations in such price. Fluctuations in oil prices will impact estimates that are dependent upon future production values, including cost recovery value and other revenue related matters. Actual future results will be affected by the factors described under "Risk Factors and Certain Considerations -- Effect of Volatile Production Prices."

          (c) The future cost recovery dollars included herein are based on estimated future production from proved and probable oil and gas reserves and assume the implementation of a two-year capital expenditure program of approximately $125 million attributable to Phoenix's interest in these concessions (which will require the approval of the other parties to the concession agreements). Substantially all of the proved and probable reserves except for those described in (d) below are associated with additional recoveries from existing wellbores or additional recovery from waterflood projects.

          (d) Approximately 10 MMboe of reserves are attributable to gas discoveries on the Khalda concession in the Western Desert of Egypt which, to be deemed "proved," require the construction and completion of gas pipelines presently in the planning stages and the negotiation and execution of a gas contract. Allocated value placed on these reserves assumes market availability through a planned natural gas pipeline projected for completion in 1999. Factors such as market availability and competition from alternative fuels may affect the timing of the pipeline project.

          (e) Estimates of 1997 production assume oil production levels from the Qarun concession in the Western Desert of Egypt at 35,000 barrels per day (gross). If unanticipated start-up problems occur with the Qarun production system, full production at projected rates could be delayed. Thus, 1997 estimates of production, net income and cash flow would be affected.

          (f) Forward-looking statements regarding Phoenix's operations and reserves are dependent upon the continued economic and political stability of Egypt and the surrounding region. Adverse developments in Egypt and future changes in Egyptian governmental regulations and policies could adversely affect Phoenix's results of operations. The Phoenix Egyptian concessions are subject to cancellation upon the occurrence of specific extraordinary events, including national emergency, unauthorized assignment of undivided interests in the concessions by the contracting subsidiaries, the bankruptcy of the contractor and intentional extraction of any mineral not authorized by the concession agreements. Phoenix's share of crude oil from its Egyptian concessions is currently being sold exclusively to EGPC. Although Phoenix believes that in the event of the loss of EGPC as a purchaser or adverse developments in the business practices of EGPC, production from Phoenix's Egyptian concessions could be sold at comparable prices on the international market, there can be no assurances concerning such sales.

PHOENIX'S REASONS FOR THE MERGER; RECOMMENDATION OF PHOENIX'S BOARD OF DIRECTORS

     By the unanimous vote of the Board of Directors of Phoenix at a meeting held on March 27, 1996, the Board of Directors determined the Merger to be fair to, and in the best interests of, Phoenix and its stockholders and approved the Merger and the Merger Agreement. As described above under "-- Background," the Phoenix Board of Directors' decision to approve the Merger and the Merger Agreement at its March 27th board meeting followed a number of meetings with Petrie Parkman regarding Phoenix's business, results of operations and prospects, Phoenix's and Apache's stock price performance, and the possible benefits that might exist to Phoenix's stockholders in consummating a merger with Apache.

     At its meeting held on March 27, 1996, the Phoenix Board of Directors received the presentation of management of Phoenix, Mr. Durand and Petrie Parkman with respect to Apache, including reviews of, among other things: historical information relating to the business, financial condition and results of operations of Apache; information provided by Apache management that was reviewed by Phoenix management regarding the reserves of Apache; information regarding the management of Apache; historical data relating to market prices and trading volumes of Apache Common Stock; and the possible effects of the Merger on Apache's financial condition and the possible market effects of the announcement of the proposed Merger and the consummation thereof on Apache Common Stock.

     During the course of its deliberations, the Phoenix Board of Directors, with the assistance of management and its legal and financial advisors, considered a number of other factors, including the following:

             (i) The strategic and financial alternatives available to Phoenix, including postponing a sale or merger of Phoenix or remaining a separate company and pursuing its existing growth strategy;

             (ii) The Merger Consideration proposed by Apache and the implied premium over the then current market price of Phoenix Common Stock as compared to the premiums and valuations found in certain other transactions;

             (iii) The proposed terms and conditions of the proposed combination of Apache and Phoenix, including (a) the absence of significant restrictions on Phoenix's ability to consider unsolicited competing merger or acquisition proposals from third parties following the execution of the Merger

        Agreement and Phoenix's ability, subject to certain determinations regarding its fiduciary duties, to provide information to, and conduct negotiations with, such third parties, (b) the right of Phoenix to terminate the Merger Agreement upon receipt of an offer determined by the Phoenix Board of Directors in good faith to be higher than the per share consideration to be received in the Merger, (c) the right of Phoenix to terminate the Merger Agreement upon the occurrence of a material adverse change in Apache, (d) the Phoenix Board of Directors' ability, subject to certain determinations regarding the Phoenix Board's fiduciary duties, to withdraw or modify its recommendation to Phoenix's stockholders and (e) the amount and structure of the payment of expenses and termination fees;

             (iv) The strategic fit between Apache and Phoenix, including the match of Phoenix's established Egyptian operations with Apache's capital resources and aggressive acquisition and exploration strategy and the geographic diversity of Apache's oil and gas properties;

             (v) The likelihood that holders of Phoenix Common Stock would have greater liquidity in their holdings in Apache following the Merger;

             (vi) The due diligence investigations of Phoenix's management, Mr. Durand and Petrie Parkman and presentations of management and Mr. Durand regarding the growth of Apache's reserves through both acquisition and exploitation of acreage and reserves and its prospects for future growth;

             (vii) The historical performance and strategic objectives of Apache, as well as the risks involved in achieving those objectives in the oil and natural gas industry under current economic and market conditions;

             (viii) The preliminary pro forma financial position, results of operations and other financial information of the combined entity, including an analysis of the opportunities for cost savings and economies of scale;

             (ix) The structure of the Merger, which would permit the holders of Phoenix Common Stock to exchange all their shares for shares of Apache Common Stock in a transaction intended, in general, to be tax-free for federal income tax purposes, except with respect to cash to be received as partial consideration for their shares;

             (x)  The published reports of research analysts regarding Apache;
        and

             (xi) The presentations of Petrie Parkman delivered to the Phoenix Board of Directors at its meetings on August 2, 1995, March 12, 1996, March 20, 1996 and March 27, 1996, including the written opinion of Petrie Parkman delivered at the March 27, 1996 meeting to the effect that, as of March 27, 1996, the Merger Consideration is fair from a financial point of view to the holders of Phoenix Common Stock.

     Petrie Parkman has delivered a written opinion to the Phoenix Board of Directors, dated March 27, 1996, that, as of the date thereof, the Merger Consideration to be received pursuant to the Merger Agreement is fair from a financial point of view to the holders of Phoenix Common Stock. A copy of the written opinion of Petrie Parkman dated March 27, 1996 setting forth the assumptions made, matters considered and limitations on the review undertaken by Petrie Parkman in rendering their opinion is attached to this Proxy Statement/Prospectus as Appendix II (and is incorporated herein by reference), and stockholders of Phoenix are urged to read such opinion carefully in its entirely. See "-- Petrie Parkman Opinion to the Phoenix Board of Directors."

     The foregoing discussion of the information and factors considered and given weight by the Phoenix Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Phoenix Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Phoenix Board of Directors may have given different weights to different factors. For a discussion of the interests of Phoenix management and the Phoenix Board of Directors in the Merger, see "-- Interests of Certain Persons in the Merger."

     Based on the factors described above, the Phoenix Board of Directors unanimously declared the Merger fair to, and in the best interests of, the holders of Phoenix Common Stock. ACCORDINGLY, THE BOARD OF DIRECTORS OF PHOENIX UNANIMOUSLY RECOMMENDS TO THE HOLDERS OF
PHOENIX COMMON STOCK THAT THE MERGER AND THE MERGER AGREEMENT BE APPROVED AND ADOPTED.

OPINION OF PETRIE PARKMAN AS PHOENIX'S FINANCIAL ADVISOR

     On July 14, 1995, the Phoenix Board of Directors engaged Petrie Parkman to act as financial advisor to render financial advisory and investment banking services. In connection with this engagement, the Phoenix Board of Directors instructed Petrie Parkman, in its role as financial advisor, to evaluate the fairness, from a financial point of view, to the holders of Phoenix Common Stock of the Merger Consideration consisting of the right to receive (i) .75 shares of Apache Common Stock and (ii) $4.00 in cash in exchange for each outstanding share of Phoenix Common Stock, pursuant to the terms of the Merger Agreement.

     Petrie Parkman has delivered its written opinion dated March 27, 1996 to the Phoenix Board of Directors that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the stockholders of Phoenix. Petrie Parkman subsequently confirmed its March 27, 1996 written opinion by delivery of its written opinion dated as of the date hereof.

     THE FULL TEXT OF THE OPINION OF PETRIE PARKMAN DATED MARCH 27, 1996, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX II TO THIS PROXY
STATEMENT/PROSPECTUS. STOCKHOLDERS OF PHOENIX AND APACHE ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY, ESPECIALLY WITH REGARD TO THE ASSUMPTIONS MADE AND MATTERS CONSIDERED BY PETRIE PARKMAN.

     In connection with its opinion, Petrie Parkman, among other things (i) reviewed the Merger Agreement; (ii) reviewed certain publicly available business and financial information relating to Phoenix and Apache, including the audited financial statements contained in the Annual Reports on Form 10-K for Phoenix and Apache as of December 31, 1995; (iii) reviewed the estimates of proved, probable, and possible oil and gas reserves of Phoenix as prepared by Netherland Sewell & Associates, Inc. for Phoenix as of January 1, 1996 (the "Reserve Report") and estimates of proved oil and gas reserves of Apache as prepared by Apache and audited by Ryder Scott Company as of January 1, 1996; (iv) reviewed certain other estimates of oil and gas reserves of Apache as of January 1, 1996 as prepared by its management and staff; (v) analyzed certain internal financial and operating forecasts and financial and operating data and budgets concerning Phoenix and Apache, all of which were prepared or provided by the management of Phoenix and Apache, as the case may be; (vi) discussed the current operations and prospects of Phoenix and Apache with the managements and operating staffs of Phoenix and Apache, as the case may be; (vii) discussed with the management and operating staff of Phoenix the expected operations and prospects of the combined company, giving pro forma effect to the Merger; (viii) reviewed the historical stock market prices of the shares of Apache Common Stock and Phoenix Common Stock; (ix) compared the financial terms of the Merger with the financial terms of certain other transactions which it deemed to be relevant; and (x) made such other analyses and examinations as it deemed necessary or appropriate.

     In rendering its opinion, Petrie Parkman relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by Petrie Parkman for the purposes of its opinion and assumed that the financial forecasts provided to Petrie Parkman have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Phoenix and Apache as to the expected future financial performance of their respective companies individually and as combined in the Merger. In addition, Petrie Parkman has not made an independent evaluation or appraisal of the assets or liabilities of Phoenix or Apache or any of their respective subsidiaries nor, except for the Phoenix and Apache reserve reports referred to in its opinion, was Petrie Parkman furnished with any such evaluations or appraisals. Petrie Parkman's opinion relates only to the Merger Consideration to be received in connection with the Merger and does not constitute in any way whatsoever a recommendation to any holder of Phoenix Common Stock as to how such holder should vote at the Special Meeting.

     In rendering its opinion, Petrie Parkman conducted several analyses including (i) an analysis of the potential future financial performance of Phoenix ("Going Concern Analysis"); (ii) analyses of selected comparable industry transactions ("Comparable Transactions Analyses"); (iii) comparisons with selected publicly-traded comparable companies ("Common Stock Comparisons");
(iv) discounted cash flow analysis of Phoenix ("Discounted Cash Flow Analysis"); and (v) an analysis of the potential financial effects of the Merger ("Pro Forma Merger Analysis"). These analyses are described below and on the following pages. Based upon the reference value ranges resulting from the various analyses and subject to the assumptions and limitations set forth in its opinion, Petrie Parkman determined a composite range of asset reference values for Phoenix of $356 million to $440 million. Based on Phoenix's long-term debt balance at December 31, 1995 and considering the number of fully-diluted shares of Phoenix Common Stock outstanding, Petrie Parkman arrived at a composite equity reference value range per share of Phoenix Common Stock on a fully-diluted basis of $21.00 to $26.00.

     Going Concern Analysis. Using this method, Petrie Parkman projected cash flows for Phoenix for the six-year period 1996 through 2001 using four oil and gas pricing scenarios and three exploration cases. The four oil pricing scenarios used by Petrie Parkman were based on benchmarks for posted prices for West Texas Intermediate ("WTI") equivalent crude oil and adjusted to Dated Brent crude oil, which is the benchmark upon which Phoenix's crude oil is priced ("Flat Pricing Case," "Pricing Case I," "Pricing Case II," "Pricing Case III"). For the Flat Pricing Case and Pricing Cases I, II, and III, WTI benchmark oil prices were projected to be $17.50, $16.00, $17.50, and $19.00 per barrel, respectively, for 1996 and to escalate annually thereafter at the rates of 0.0%, 4.0%, 5.0%, and 6.0%, respectively. Future oil prices in each pricing case were limited to $50.00 per barrel. Gas prices for Phoenix were based on existing or projected gas marketing contracts which relate the gas price to oil prices. Future projections of gas prices were therefore tied to the oil price cases with appropriate adjustments for heating content. Cash flow projections were prepared utilizing certain information and projections prepared or provided by Phoenix management as well as numerous assumptions. The Going Concern Analysis utilized three exploration cases where gross reserve additions (to the 100% interest) from future oil and gas discoveries were assumed to be zero ("Exploration Case I"), 75 million equivalent barrels of oil ("Exploration Case II"), and 150 million equivalent barrels of oil ("Exploration Case III"). A finding cost, based on Phoenix's historical finding cost, of $1.50 per barrel of oil equivalent using a six Mcf of gas to one barrel of oil conversion ratio ("BOE6") was used in each case. The three exploratory cases differed in the amount and timing of capital expended and reserves discovered over the six-year period. Other factors in the analysis included a terminal multiple of 6.0x projected 2001 discretionary cash flow and utilization of Phoenix's existing tax position.

     This methodology yielded, with 12.5% to 15.0% discount rates, ranges of equity reference values per share of Phoenix Common Stock, on a fully-diluted basis, for Exploration Case I of $12.44 to $13.95 using the Flat Pricing Case, $13.08 to $14.67 using Pricing Case I, $14.92 to $16.75 using Pricing Case II, and $16.87 to $18.94 using Pricing Case III; for Exploration Case II of $15.42 to $17.32 using the Flat Pricing Case, $16.33 to $18.35 using Pricing Case I, $18.67 to $20.98 using Pricing Case II, and $21.14 to $23.76 using Pricing Case III; and for Exploration Case III of $19.29 to $21.68 using the Flat Pricing Case, $20.49 to $23.04 using Pricing Case I, $23.29 to $26.19 using Pricing Case II, and $26.26 to $29.55 using Pricing Case III. From these equity reference value ranges, Petrie Parkman determined composite equity reference value ranges per share of Phoenix Common Stock on a fully-diluted basis using this method of $14.81 to $16.71 for Exploration Case I, $18.61 to $21.47 for Exploration Case II, and $23.37 to $26.22 for Exploration Case III. Lower discount rates generally increased the above listed per share values by approximately one dollar per share per 100 basis point (1%) reduction in discount rate.

     Comparable Transactions Analyses. In its Comparable Transaction Analyses, Petrie Parkman analyzed: (i) transactions involving the purchase of oil and gas assets and (ii) oil and gas company acquisition transactions and offers for control. Petrie Parkman reviewed certain publicly-available information on 26 international oil and gas asset acquisition transactions which took place between January 1994 and January 1996. Using publicly-available information, Petrie Parkman calculated purchase price multiples of reported equivalent proved reserves for the acquired assets in each transaction. Of the 26 asset transactions analyzed, nine of these transactions were considered appropriate for an analysis of Phoenix and therefore were utilized in developing comparable transaction parameters. For these nine transactions, the highest, average, and lowest multiples of equivalent proved reserves were $5.57, $3.86, and $1.81 per BOE6, respectively, and $5.60, $3.92, and $1.80 per barrel of oil equivalent, respectively, using a ten Mcf of gas to one barrel of oil conversion ratio ("BOE10"). Petrie Parkman determined that, with respect to Phoenix, the appropriate benchmarks for equivalent proved reserves were in the ranges of $4.00 to $5.00 per BOE6 and $4.00 to $5.00 per BOE10. These benchmarks were applied by Petrie Parkman to Phoenix's corresponding equivalent proved reserve figures based on the Reserve Report to yield asset reference value ranges for Phoenix's reserves. After considering adjustments for Phoenix's non-reserve assets and December 31, 1995 balance sheet adjustments (which included net working capital and other liabilities), Petrie Parkman determined from the asset reference value ranges implied by these multiples a composite equity reference value range per share of Phoenix Common Stock on a fully-diluted basis using this method of $10.00 to $11.78.

     In addition, Petrie Parkman reviewed certain publicly-available information on 29 company acquisition transactions and offers for control in the oil and gas exploration and production industry which took place between June 1994 and February 1996. Of the 29 transactions analyzed, ten of these transactions were considered appropriate for an analysis of Phoenix and therefore were utilized in developing comparable transaction parameters. The ten transactions considered included (listed by acquiring company/target company): United Meridian Corp./General Atlantic Resources, Inc.; Canadian 88 Energy Corp./Texaco Canada Petroleum Company; Apache Corp./DEKALB Energy Company; YPF S.A./Maxus Energy Corp.; Barrett Resources Corp./Plains Petroleum Company; Hugoton Energy Corp./Consolidated Oil & Gas, Inc.; Enron Capital & Trade Resources Corp./Coda Energy, Inc.; Statoil/Aran Energy Plc; Tom Brown, Inc./K N Production Company; and HS Resources, Inc./Tide West Oil Company. Using publicly-available information, Petrie Parkman calculated total investment (purchase price plus obligations assumed) multiples of gross pretax cash flow for the target company in each transaction. For these ten transactions, the highest, average, and lowest total investment multiples of gross pretax cash flow were 12.1x, 9.0x, and 6.4x, respectively. Petrie Parkman also calculated purchase price multiples of discretionary cash flow and implied purchase price of reserves (purchase price plus obligations assumed less estimated values of non-reserve assets) ("IPPR") multiples of the standardized measure of discounted future net cash flows ("SEC Value") and equivalent proved reserves for the target company in each transaction. The highest, average, and lowest purchase price multiples of discretionary cash flow were 12.4x, 9.2x, and 6.3x, respectively. The highest, average, and lowest IPPR multiples of SEC Value were 2.0x, 1.7x, and 1.3x, respectively. The highest, average, and lowest IPPR multiples of equivalent proved reserves were $8.60, $5.40, and $2.91 per BOE6, respectively, and $11.70, $6.84, and $3.30 per BOE10, respectively. Petrie Parkman determined that, with respect to Phoenix, the appropriate benchmark multiples for gross pretax cash flow, discretionary cash flow, SEC Value, and equivalent proved reserves were in the ranges of 7.0 to 10.0x, 7.0 to 11.0x, 1.4 to 1.9x, $5.00 to $6.00 per BOE6,
and $6.00 to $7.50 per BOE10, respectively. These benchmark multiples were applied by Petrie Parkman to Phoenix's gross pretax cash flow, discretionary cash flow, SEC Value, and equivalent proved reserves.

     For the period between June 1994 and February 1996, Petrie Parkman reviewed 28 offers for control in which the target companies were publicly traded. Of the 28 offers for control, nine offers for control were considered appropriate for an analysis of Phoenix and therefore were utilized in developing offers for control parameters. These nine offers for control considered included (listed by company offering control/target company): United Meridian Corp./General Atlantic Resources, Inc.; Norcen Energy Resources Ltd./North Canadian Oils Ltd.; Canadian 88 Energy Corp./Texaco Canada Petroleum Company; Premier Consolidated Oilfields Plc/Pict Petroleum Plc; Apache Corp./DEKALB Energy Company; YPF S.A./Maxus Energy Corp.; Barrett Resources Corp./Plains Petroleum Company; Talisman Energy, Inc./Goal Petroleum Plc; and HS Resources, Inc./Tide West Oil Company. For these offers for control, Petrie Parkman performed a premium analysis which compared the offer price per target share with the target's share price for the periods of one day, 30 days, and 60 days prior to announcement of the offer. The highest, average, and lowest premiums (excess of offer price over target price stated as a percentage above the target price) for each of these three periods were 46.7%, 22.9%, and -7.8% for one day prior, respectively, 47.7%, 30.5%, and 13.8% for 30 days prior, respectively, and 63.0%, 29.8%, and 14.8% for 60 days prior, respectively. Petrie Parkman determined that, with respect to Phoenix, the appropriate benchmarks for premium to target price one day prior, 30 days prior, and 60 days prior were in the ranges of 20% to 40%, 25% to 45%, and 20% to 40%, respectively. These premium benchmarks were applied by Petrie Parkman to the corresponding stock price of Phoenix.

     Petrie Parkman determined from the asset reference value ranges implied by these public transaction parameters a composite equity reference value range per share of Phoenix Common Stock on a fully-diluted basis using this method of $16.80 to $23.59.

     Common Stock Comparison. Using publicly-available information, Petrie Parkman calculated adjusted capitalization multiples of certain historical financial criteria (such as gross pretax cash flow, operating cash flow, and SEC Value) and of equivalent proved reserves and market capitalization multiples of certain historical financial criteria (such as discretionary cash flow) for a universe of 33 publicly-traded U.S. based independent oil and gas companies with adjusted capitalizations between $100 million and $750 million. The adjusted capitalization of each company was obtained by adding debt to the sum of the market value of its common equity, the market value of its preferred stock (if publicly-traded or liquidation or book value if not), and the book value of its minority interest in other companies and subtracting its cash balance.

     Six of these companies -- Barrett Resources Corporation, Cairn Energy USA, Inc., Chesapeake Energy Corporation, Global Natural Resources, Inc., Texas Meridian Resources Corporation, and Tom Brown, Inc. -- which in Petrie Parkman's judgment were appropriate to an evaluation of Phoenix in the context of it being an active exploration company, were examined in greater detail. For these six companies, the highest, average, and lowest adjusted capitalization multiples of gross pretax cash flow were 30.4x, 20.4x, and 10.5x, respectively. The highest, average, and lowest adjusted capitalization multiples of operating cash flow were 21.4x, 15.4x, and 8.7x, respectively. The highest, average, and lowest adjusted capitalization multiples of SEC Value were 5.1x, 3.4x, and 2.2x, respectively. The highest, average, and lowest adjusted capitalization multiples of equivalent proved reserves were $37.79, $16.76, and $7.15 per BOE6, respectively, and $56.25, $24.80, and $9.40, per BOE10, respectively. The highest, average, and lowest market capitalization multiples of discretionary cash flow were 29.0x, 20.1x, and 11.5x, respectively. Petrie Parkman determined that, with respect to Phoenix, the appropriate benchmark for adjusted capitalization multiples for gross pretax cash flow, operating cash flow, SEC Value, and equivalent proved reserves were in the ranges of 13.0 to 25.0x, 12.0 to 20.0x, 2.5 to 3.0x, $7.50 to $15.00 per BOE6, and $11.00 to $20.00 per BOE10,
respectively, and that the appropriate benchmark market capitalization multiples for discretionary cash flow were in the range of 15.0 to 25.0x. These benchmark multiples were applied by Petrie Parkman to Phoenix's gross pretax cash flow, operating cash flow, SEC Value, equivalent proved reserves, and discretionary cash flow. From the asset reference value ranges implied by these multiples, Petrie Parkman determined a composite equity reference value range per share of Phoenix Common Stock on a fully diluted basis using this method of $18.27 to $24.18.

     Discounted Cash Flow Analysis. Using this method, Petrie Parkman calculated estimates of future after-tax cash flows for the reserve assets based on the Reserve Report and certain prospect information provided by Phoenix and for the non-reserve assets utilizing information and projections provided by Phoenix. In the analysis of the reserve assets, four oil and gas pricing scenarios were utilized as described previously. All Discounted Cash Flow Analyses were based on the four oil and gas pricing cases. Operating and capital costs were taken from the Reserve Report and escalated at 4.0% per year. Other factors involved in this analysis included the use of after-tax discount rates ranging from 10.0% to 25.0%, Phoenix's existing tax position, certain other assumptions regarding drilling success, and the evaluation of certain other assets of Phoenix. This methodology resulted in ranges of equity reference values per share of Phoenix Common Stock on a fully-diluted basis of $12.09 to $13.99 for the Flat Pricing Case, $13.11 to $15.37 for Pricing Case I, $15.21 to $17.84 for Pricing Case II, and $17.37 to $20.39 for Pricing Case III.

     Pro Forma Merger Analysis. Petrie Parkman analyzed certain pro forma financial effects from the Merger projected for the periods 1996 through 2001 after considering the aforementioned information. In connection with such analysis, Petrie Parkman reviewed the estimates and projections prepared or provided by the managements of Phoenix and Apache, discussed the current operations and prospects of Phoenix and Apache with the managements and operating staffs of Phoenix and Apache, as the case may be, and discussed with the management and operating staff of Phoenix the expected operations and prospects of the combined company, giving pro forma effect to the Merger, but relied only to a limited degree on these estimates and projections in conducting its pro forma merger analysis. This analysis indicated that at oil prices above $16.00 per barrel, the contemplated transaction would, for the period 1996 through 2001, be anti-dilutive to Apache's earnings per share. Petrie Parkman concluded that, based on this analysis, the contemplated transaction would not result in higher financial leverage for the pro forma combined company.

     The description set forth above constitutes a summary of the material analyses and assumptions employed by Petrie Parkman in rendering its opinion to the Phoenix Board of Directors. Petrie Parkman believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex process, judgmental in nature, and not necessarily susceptible to partial analysis or summary description. In its analyses, Petrie Parkman made numerous assumptions with respect to industry performance, capital market conditions, general business, political, and economic conditions, and other matters, many of which are beyond the control of Phoenix and Apache. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. The analyses were prepared solely for the purpose of Petrie Parkman's providing its opinion to the Phoenix Board of Directors as to the fairness of the Merger Consideration to the Phoenix stockholders. Estimates of reference values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. Because such estimates are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties or their respective advisors, no assurances can be given that such estimates will prove to be accurate.

     As described above, Petrie Parkman's opinion, which was presented to the Phoenix Board of Directors, was one of many factors taken into consideration by the Phoenix Board of Directors in making its determination to approve and recommend the transaction contemplated in the Merger Agreement.

     Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Phoenix selected Petrie Parkman as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

     Pursuant to the terms of the engagement letter dated July 14, 1995, Phoenix has paid Petrie Parkman an advisory fee of $95,000 and an additional $195,000 in connection with rendering its opinion. In addition, Phoenix has agreed to pay Petrie Parkman a transaction fee related to the Merger. Such transaction fee is expected to be approximately $3.5 million and is contingent upon and payable following consummation of a merger with Apache. Whether or not the Merger is consummated, Phoenix has also agreed to indemnify Petrie Parkman and certain related persons against certain liabilities relating to or arising out of its engagement, including certain liabilities under the federal securities laws. Petrie Parkman has, in the past, performed certain other investment banking services for Phoenix and Apache.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of Phoenix's Board of Directors with respect to the Merger, Phoenix's stockholders should be aware that all of the directors and executive officers of Phoenix have certain interests including those referred to below.

     Stock Ownership. Pursuant to the Merger Agreement, shares of Phoenix Common Stock held by executive officers and directors of Phoenix will be converted into the same Merger Consideration as will be received by the other shareholders of Phoenix.

     Nonemployee Director Compensation Plan. Pursuant to the Nonemployee Director Compensation Plan ("Director Compensation Plan"), each nonemployee director of Phoenix will be entitled to receive 1,500 shares of Phoenix Common Stock for each year that individual served as a director during the period commencing May 11, 1993 and ending upon such director's termination as a director of Phoenix or, in the case of a change of control, ending on the expiration of the director's full term. Since the Merger will constitute a change of control pursuant to the Director Compensation Plan, the five nonemployee directors of Phoenix will receive an aggregate of 37,057 shares of Phoenix Common Stock immediately prior to the Effective Time.

     Stock Option Plans. Under the Merger Agreement, Apache and Phoenix have each agreed to take action as of the Effective Time to permit Apache to assume each of the then outstanding options to purchase Phoenix Common Stock granted under the 1990 Employee Stock Option Plan and the 1990 Nonemployee Director Stock Option Plan. See "Certain Terms of the Merger -- Treatment of Phoenix Options." Pursuant to such assumption, Apache will substitute shares of Apache Common Stock and cash for the shares of Phoenix Common Stock purchasable under each such assumed option ("Assumed Option"). Each Assumed Option shall have the same terms and conditions as the Phoenix stock option being assumed, except that all Assumed Options will be fully exercisable. The number of shares of Apache Common Stock purchasable and cash receivable upon exercise of an Assumed Option shall be equal to the Merger Consideration subject to adjustments in Apache Common Stock effected following the Merger in accordance with the terms of the Assumed Options. Options outstanding (all of which will become fully exercisable as of the Effective Time) held by directors and executive officers of Phoenix and the weighted average exercise price per share of such options are as follows:

                                                                                    WEIGHTED
                                                                                    AVERAGE
                                                                    OPTIONS         EXERCISE
                                NAME                                OUTSTANDING     PRICE
    -------------------------------------------------------------   -------         ------
    Mark W. Anschutz.............................................   185,000         $ 8.34
    John E. Bruno................................................   155,000           9.65
    Inmann T. Dabney, Jr.........................................   155,000           9.65
    Galal P. Doss................................................    12,000           8.90
    Francis L. Durand............................................    12,000          10.08
    George D. Lawrence Jr........................................   325,000           9.27
    Lawrence M. Miller...........................................    14,000           6.50
    Michael C. Nemec.............................................   155,000          11.89
    Joseph A. Pardo..............................................    12,000           8.90
    Cheryl A. Rich...............................................   155,000           9.65
    Rex A. Sebastian.............................................    16,000           6.13

     Employment Contracts. Each executive officer of Phoenix has an employment contract with Phoenix, which contains a change of control provision that will entitle the officers, other than the Chief Executive Officer, to receive immediately prior to the Effective Time 18 months' salary, or an aggregate of approximately $1,250,000. The Chief Executive Officer will be entitled to receive immediately prior to the Effective Time two years' salary pursuant to the change of control provisions contained in his employment contract, or approximately $575,000. In addition, Apache may offer consulting or employment agreements, commencing as of the Effective Time, to certain key employees of Phoenix.

     Incentive Compensation Plans. Under Phoenix's Deferred Incentive Compensation Plan ("Deferred Plan"), each executive officer of Phoenix is eligible to receive cash bonuses calculated as a function of increases in the quoted price per share of Phoenix's Common Stock over specified periods. Payment of bonuses is generally deferred for two years and conditional on the employee continuing in the employment of Phoenix. The Deferred Plan includes a change of control provision which will entitle the executive officers of Phoenix to receive in the aggregate approximately $1,300,000 immediately prior to the Effective Time.

     Under Phoenix's Annual Incentive Plan ("Annual Plan"), the executive officers of Phoenix are eligible, in the aggregate, to receive annually cash bonuses of up to 50 percent of their base salaries. The actual amount of such bonuses is a function of corporate earnings and hydrocarbon reserve levels. The Annual Plan includes a change of control provision which will entitle the executive officers to receive in the aggregate a total of approximately $300,000 immediately prior to the Effective Time of the Merger.

     Life Insurance. Phoenix provides each executive officer with whole life insurance with split premium in the amount of $500,000. Upon cancellation of these whole life insurance policies, Apache has agreed to provide each executive officer of Phoenix with a paid-up life insurance policy in the face amount of $100,000.

     Certain Additional Agreements. Prior to the Effective Time, the Board of Directors of Apache will take all necessary action to designate a present director of Phoenix, in Apache's sole discretion, to serve as an additional director of Apache commencing at the Effective Time, provided that such designee shall consent to such appointment.

     The Merger Agreement provides that from and after the Effective Time, Apache will indemnify, defend and hold harmless all past and present officers and directors of Phoenix and of its Subsidiaries to the fullest extent permitted under applicable law for any matter existing or occurring at or prior to the Effective Time. To the fullest extent permitted by applicable law, Apache will pay all litigation fees and expenses incurred by such officers and directors in connection with defending any action arising out of such matters.

     The directors and executive officers of Phoenix have signed an agreement obligating each of them to vote all shares of Phoenix Common Stock that they hold on the Record Date in favor of the Merger in accordance with the recommendation of the Board of Directors of Phoenix.

CERTAIN UNITED STATES INCOME TAX CONSEQUENCES

     The following is a general summary of the material United States federal income tax consequences of the Merger to the holders of Phoenix Common Stock and Phoenix Options and is based upon current provisions of the Code, existing, temporary and final regulations thereunder and current administrative rulings and court decisions, all of which are subject to change (possibly on a retroactive basis). No attempt has been made to comment on all United States federal income tax consequences of the Merger that may be relevant to particular holders, including holders that are subject to special tax rules such as dealers in securities, mutual funds, insurance companies, tax-exempt entities and holders who do not hold their shares as capital assets.

     The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Phoenix Common Stock or Phoenix Options. Holders of Phoenix Common Stock and Phoenix Options are advised and expected to consult with their own legal and tax advisers regarding the United States federal income tax consequences of the Merger in light of their particular circumstances, and any other consequences to them of the Merger under state, local and foreign tax laws.

     Exchange of Phoenix Common Stock Pursuant to the Merger. As a condition to the consummation of the Merger, Phoenix will receive an opinion effective as of the Closing Date and based on factual representations by Phoenix and Apache, from Andrews & Kurth L.L.P., special tax counsel to Apache, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that Phoenix, Merger Sub and Apache will each be a party to that reorganization within the meaning of Section 368(b) of the Code and that no gain or loss will be recognized by a stockholder of Phoenix as a result of the Merger with respect to the shares of Phoenix Common Stock converted into Apache Common Stock, except to the extent of the Cash Consideration and cash received in lieu of fractional shares.

     An opinion of counsel is not binding on the Internal Revenue Service or on the courts. Therefore, there can be no assurance that the Merger will constitute a tax-free reorganization or that any of the favorable tax treatments pursuant to a tax-free reorganization will be available to Phoenix stockholders. Because of the complexity of the tax laws and because the tax consequences to any particular stockholder may be affected by matters not discussed herein, each Phoenix stockholder is advised to consult its own tax advisor concerning the applicable federal, state and local income tax consequences of the Merger.

     Assuming qualification as a tax-free reorganization under the Code, (i) no gain or loss will be recognized by Phoenix, Apache or Merger Sub as a result of the Merger, (ii) no gain or loss will be recognized by the stockholders of Phoenix who are United States persons within the meaning of the Code (a "U.S. Stockholder") upon the conversion of their Phoenix Common Stock into shares of Apache Common Stock pursuant to the Merger, except with respect to the Cash Consideration and cash, if any, received in lieu of fractional shares of Apache Common Stock or upon exercise of dissenters' rights of appraisal, (iii) the aggregate basis of the shares of Apache Common Stock received by a U.S. Stockholder in exchange for shares of Phoenix Common Stock pursuant to the Merger (including fractional shares of Apache Common Stock for which cash is received) will be the same as the aggregate federal income tax basis for such shares of Phoenix Common Stock at the Effective Time of the Merger, decreased by any tax basis allocable to shares with respect to which dissenters' rights of appraisal were exercised for which cash is received and (iv) the holding period for shares of Apache Common Stock received by a U.S. Stockholder in exchange for shares of Phoenix Common Stock pursuant to the Merger will include the holding period of such shares of Phoenix Common Stock, provided such shares of Phoenix Common Stock were held as capital assets by the holder at the Effective Time.

     To the extent a U.S. Stockholder receives Cash Consideration or cash in lieu of a fractional share of Apache Common Stock, such U.S. Stockholder will recognize gain or loss equal to the difference, if any, between such holder's basis in the share or fractional share and the amount of cash received. Such gain or loss will be a capital gain or loss if the Phoenix Common Stock is held by such holders as a capital asset at the Effective Time.

     The tax opinion discussed above is subject to certain assumptions and based on certain representations of Apache and Phoenix and certain representations and agreements of certain stockholders of Phoenix. One of the requirements for a tax-free reorganization is that stockholders of Phoenix retain a significant continuing equity interest in Apache after the Merger. In that regard, the tax opinion assumes that, as of the Effective Time of the Merger, there will be no plan or intention on the part of the stockholders of Phoenix to sell, exchange or otherwise dispose of a number of shares of Apache Common Stock received in the Merger that would reduce the Phoenix stockholders' ownership of Apache Common Stock to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all the formerly outstanding shares of Phoenix Common Stock as of the same date. For purposes of this assumption, shares of Phoenix Common Stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Apache Common Stock will be treated as outstanding Phoenix Common Stock on the date of the Merger. Moreover, shares of Phoenix Common Stock and Apache Common Stock held by holders of Phoenix Common Stock and otherwise sold, redeemed or disposed of prior or subsequent to the Merger will also be considered for purposes of this assumption. To the best knowledge of the management of Phoenix, such assumption is correct. However, if a significant portion of the Apache Common Stock received by Phoenix stockholders in the Merger is sold shortly after the Merger, the Merger could be treated as a taxable transaction in which all stockholders of Phoenix (including stockholders who did not sell their Apache Common Stock) would recognize gain or loss equal to the difference between the fair market value of the Apache Common Stock received and the basis of the Phoenix Common Stock surrendered in the Merger.

     A holder of Phoenix Common Stock who seeks appraisal rights as described below under "-- Appraisal Rights of Dissenting Phoenix Stockholders" should, in general, treat the difference between the tax basis of the Phoenix Common Stock held by such holder with respect to which such rights are exercised and the amount received through the exercise of such rights as capital gain or loss although, depending on the holder's particular circumstances, the amount received through the exercise of such rights might be treated for U.S. federal income tax purposes as dividend income.

     Dividends and other distributions paid with respect to the shares of Apache Common Stock issued upon exchange of the Phoenix Common Stock, as described below under "Certain Terms of the Merger Agreement -- Consideration to be Paid in the Merger and Conversion of Shares," will generally be taxable as dividend income to the extent of Apache's current and accumulated earnings and profits.

     A holder of Phoenix Common Stock that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (a "Non-U.S. Stockholder") generally will not be subject to United States federal income tax (by withholding or otherwise) on the receipt of Apache Common Stock, cash in lieu of a fractional share of Apache Common Stock or on the receipt of cash pursuant to the exercise of dissenter's rights of appraisal, as described above. However, a Non-U.S. Stockholder that holds shares of Phoenix Common Stock will generally be subject to United States federal income tax on the receipt of Cash Consideration, cash in lieu of fractional shares or on the receipt of cash as the result of the exercise of dissenter's rights of appraisal if (i) the resulting income or gain is effectively connected with the conduct of a trade or business of the Non-U.S. Stockholder within the United States, (ii) the Non-U.S. Stockholder is a non-resident alien individual who holds the Phoenix Common Stock as a capital asset, and such individual is present in the United States for 183 days or more in the taxable year of the Merger and either has a "tax home" in the United States or the sale is attributable to an office or other fixed place of business maintained in the United States or (iii) the Non-U.S. Stockholder is subject to tax pursuant to the provisions of United States federal tax law applicable to certain United States expatriates. Different rules may apply to any amounts treated as dividend income under the rules referred to above.

     Although uncertain, Phoenix believes that, at the Effective Time of the Merger, Phoenix may be a "United States real property holding corporation" under the Foreign Investment in Real Property Tax Act ("FIRPTA"). If Phoenix is a "United States real property holding corporation" at the Effective Time, under certain circumstances, a Non-U.S. Stockholder may be subject to United States federal income and withholding tax under FIRPTA if such Non-U.S. Stockholder has held, directly or indirectly (i) more than five percent of the Phoenix Common Stock at any time during the five-year period ending on the Effective Date or
(ii) Phoenix Common Stock that, on the date it was acquired, had a fair market value (when combined with the fair market value at that time of Phoenix Common Stock previously acquired and continued to be owned) of more than five percent of the value at that time of all outstanding Phoenix Common Stock. Non-U.S. Stockholders are advised and expected to consult with their own tax advisers regarding the United States federal income tax consequences of the Merger in light of their own personal circumstances.

     Apache will be immediately following and after taking into account the Merger, and Apache believes that Apache thereafter will continue to be, a "United States real property holding corporation" under FIRPTA. As a result, if a Non-U.S. Stockholder subsequently sells, exchanges or otherwise disposes of shares of Apache Common Stock received in the Merger and such Non-U.S. Stockholder held, directly or indirectly at any time during the five year period ending on the date of disposition (or such shorter period that such shares were held), more than five percent of the outstanding Apache Common Stock, such Non-U.S. Stockholder will generally be subject to United States federal income tax under FIRPTA on any gain realized by such Non-U.S. Stockholder on such sale, exchange or other disposition (unless an applicable exception under FIRPTA applies).

     Dividends on Apache Common Stock paid to a Non-U.S. Stockholder will generally be subject to a United States withholding tax.

     Assumption of Phoenix Options Pursuant to the Merger. Holders of Phoenix Options who elect to exercise the Phoenix Options assumed by Apache will generally recognize ordinary compensation income as a result of the receipt of the Apache Common Stock and cash upon exercise of such options. The amount treated as compensation income will equal the fair market value of the Apache Common Stock at the time of receipt plus the amount of cash received, less the exercise price. Such a holder of a Phoenix Option will have a tax basis in the Apache Common Stock received in exchange for the Phoenix Option equal to the fair market value of the Apache Common Stock at the time of receipt.

     Amounts described above as being treated as compensation income upon the exercise of an assumed Phoenix Option will be subject to tax at rates applicable to ordinary income and will be subject to tax under the Federal Insurance Contribution Act (i.e., FICA tax), (subject to certain limitations in the case of the old-age, survivors and disability insurance portion of the FICA tax). The number of shares of Apache Common Stock otherwise issuable to a holder of a Phoenix Option assumed by Apache, which is exercised, and the amount of cash to be received as a result of such exercise, may be reduced by an amount of cash or by a number of shares of Apache Common Stock having a total fair market value equal to the foregoing taxes and any other amounts required by law to be withheld.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase of Phoenix by Apache. For presentation of certain anticipated effects of the accounting treatment on the consolidated financial position and results of operations of Apache after giving effect to the Merger, see "Unaudited Pro Forma Consolidated Condensed Financial Statements."

GOVERNMENTAL AND REGULATORY APPROVALS

     Apache and Phoenix are aware of no governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable securities laws.

RESTRICTIONS ON RESALES BY AFFILIATES

     The issuance of the shares of Apache Common Stock to be received by Phoenix stockholders in connection with the Merger, have been registered under the Securities Act. Except as set forth in this paragraph, such shares of Apache Common Stock may be traded without restriction under the Securities Act. The shares of Apache Common Stock to be issued in the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Phoenix prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of any such person who becomes an affiliate of Apache, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. The principal limitation imposed by Rule 145 is that an affiliate of Phoenix may not (together with other persons whose sales are aggregated under Rule 145) sell during any three-month period a number of shares of Apache Common Stock exceeding the greater of (i) one percent of the total number of outstanding shares of Apache Common Stock or (ii) the average weekly trading volume of Apache Common Stock for a specified four-week period.

APPRAISAL RIGHTS OF DISSENTING PHOENIX STOCKHOLDERS

     Any person who is a holder of record of shares of Phoenix Common Stock and who objects to the terms of the Merger may seek appraisal of the "fair value" of such holder's Phoenix Common Stock under and in compliance with the requirements of Section 262 of the DGCL (the Phoenix Common Stock as to which such appraisal rights have been asserted being referred to herein as the "Dissenting Shares").
Section 262 provides a procedure by which persons who are holders of Phoenix Common Stock at the Effective Time of the Merger may seek an appraisal of part of or all their Phoenix Common Stock in lieu of accepting shares of Apache Common Stock in exchange therefor as described above under "-- General Description of the Merger." In any such appraisal proceeding, the Delaware Court of Chancery (the "Chancery Court") would determine the "fair value" of the Dissenting Shares. Holders of Phoenix Common Stock should recognize that such an appraisal could result in a determination of a value higher or lower than, or equivalent to, .75 shares of Apache Common Stock and $4.00 in cash per share of Phoenix Common Stock. The following is a summary of the principal provisions of
Section 262 and does not purport to be a complete description. A copy of Section 262 is attached hereto as Appendix III and is incorporated herein by reference.

     FAILURE TO TAKE ANY NECESSARY STEPS FULLY AND PRECISELY TO SATISFY THE REQUIREMENTS OF SECTION 262 OF THE DGCL WILL RESULT IN A TERMINATION OR WAIVER OF THE APPRAISAL RIGHTS OF THE PHOENIX COMMON STOCKHOLDER UNDER SUCH SECTION. IN THAT CASE, EACH SHARE OF PHOENIX COMMON STOCK OWNED BY SUCH STOCKHOLDER IMMEDIATELY PRIOR TO THE EFFECTIVE TIME WILL BE CONVERTED INTO THE RIGHT TO RECEIVE .75 SHARES OF APACHE COMMON STOCK AND $4.00 IN CASH, WITHOUT INTEREST, PURSUANT TO THE MERGER AGREEMENT.

     Under Section 262, a corporation, not less than 20 days prior to the meeting at which a proposed merger is to be voted on, must notify each of its stockholders entitled to appraisal rights as of the record date of the meeting that such appraisal rights are available and include in such notice a copy of
Section 262. This Proxy Statement/Prospectus constitutes such notice to the holders of Phoenix Common Stock. Stockholders wishing to exercise appraisal rights are urged to review carefully the complete text of Section 262.

     A holder of Phoenix Common Stock electing to exercise appraisal rights under Section 262 must (a) deliver to Phoenix, before the taking of the vote on the Merger Agreement, a written demand for appraisal that is made by or on behalf of the person who is the holder of record of the Dissenting Shares and
(b) not vote in favor of adoption of the Merger Agreement. A proxy or vote against approval and adoption of the Merger Agreement does not constitute such a demand. In addition, mere failure, after the completion of the Merger, to execute and return a letter of transmittal to the Exchange Agent does not constitute a demand. A holder of Phoenix Common Stock electing to demand appraisal must do so before the taking of the vote on the Merger Agreement by a separate written demand that reasonably informs Phoenix of the identity of the holder of Phoenix Common Stock of record and of such holder's intention thereby to demand the appraisal of such holder's Phoenix Common Stock. Written demands for appraisal should be directed to The Phoenix Resource Companies, Inc., 6525
N. Meridian Avenue, Oklahoma City, Oklahoma, 73116-1491, Attention: Patricia J. Murano, Secretary.

     Only the holder of record of Phoenix Common Stock is entitled to assert appraisal rights for the Phoenix Common Stock registered in that holder's name. The holder of Phoenix Common Stock asserting appraisal rights must hold Phoenix Common Stock of record on the date of making the demand and continuously through the Effective Time. The demand should be executed by or for the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificates. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner or owners.

     A record holder who holds Phoenix Common Stock as nominee for beneficial owners may exercise the holder's right of appraisal with respect to the Phoenix Common Stock held for all or less than all of such beneficial owners. In such case, the written demand should set forth the number of shares of Phoenix Common Stock covered by it. Where no number of shares of Phoenix Common Stock is expressly mentioned, the demand will be presumed to cover all Phoenix Common Stock held in the name of the record holder.

     Within ten days after the Effective Time, the Surviving Corporation, will send notice as to the effectiveness of the Merger to each person who, prior to the Effective Time of the Merger, made proper written demand for appraisal and who did not vote in favor of, or consent to, the Merger.

     Within 120 days after the Effective Time, the Surviving Corporation or any holder of Dissenting Shares may file a petition in the Chancery Court demanding a determination of the fair value of all of the Dissenting Shares. Holders of Dissenting Shares should not assume that (i) the Surviving Corporation will file a petition with respect to the appraisal value of their Dissenting Shares, (ii) the Surviving Corporation will initiate any negotiations with respect to the "fair value" of such Dissenting Shares or (iii) the Surviving Corporation will notify them of any act in connection with the Merger other than as required by law. Accordingly, holders of Phoenix Common Stock should regard it as their obligation to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods prescribed in Section 262.

     Within 120 days after the Effective Time, any holder of Dissenting Shares is entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Dissenting Shares and the aggregate number of holders of such Dissenting Shares. The Surviving Corporation is required to mail such statement within ten days after it receives a written request therefor.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Chancery Court will determine the holders of Phoenix Common Stock entitled to appraisal rights and will appraise the Dissenting Shares owned by such holders, determining their "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger and will determine a fair rate of interest, if any, to be paid upon the "fair value." In determining "fair value" of the Dissenting Shares, the Chancery Court shall take into account all relevant factors. The Delaware Supreme Court has stated that such factors include "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation." In Weinberger v. UOP, Inc. the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The value so determined for the Dissenting Shares could be more or less than, or the same as, .75 shares of Apache Common Stock and $4.00 in cash per share. The Chancery Court may allocate the costs of the appraisal proceedings as it deems equitable in the circumstances. The Chancery Court may also order that all or a portion of the expenses incurred by any holder of Dissenting Shares in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Dissenting Shares.

     Any holder of Phoenix Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Phoenix Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on such Phoenix Common Stock (other than those payable or deemed to be payable to holders of Phoenix Common Stock of record as of a date prior to the Effective Time) or on any shares of Apache Common Stock otherwise issuable, but for such appraisal demand, in substitution therefor.

     A holder of Phoenix Common Stock will fail to perfect, or effectively lose, such holder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time, or if the holder of Phoenix Common Stock delivers to Phoenix a written withdrawal of such holder's demand for an appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time requires the written approval of the Surviving Corporation. Holders of Phoenix Common Stock should also note that surrender to the designated exchange agent of certificates for their Phoenix Common Stock may constitute a waiver of appraisal rights under the DGCL.

     If an appraisal proceeding is timely instituted, such proceeding may not be dismissed as to any holder of Phoenix Common Stock who has perfected his right of appraisal without the approval of the Chancery Court.

     Under the DGCL, holders of Apache Common Stock will not be entitled to any appraisal or dissenter's rights in connection with the Merger.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

     The following description does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement attached to this Proxy Statement/Prospectus as Appendix I and incorporated herein by reference. Certain capitalized terms used in this description and not elsewhere defined are defined in the Merger Agreement and used with the meanings provided therein.

EFFECTIVE TIME OF THE MERGER

     The Merger Agreement provides that, no later than the first business day after the satisfaction or waiver of the conditions to closing the Merger, the parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. It is anticipated that, if the Merger Agreement is approved and adopted at the Special Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Time will occur on the date of the Special Meeting or as soon thereafter as practicable.

CONSIDERATION TO BE PAID IN THE MERGER AND CONVERSION OF SHARES

     At the Effective Time, each outstanding share of Phoenix Common Stock will be converted into the right to receive .75 shares of Apache Common Stock and $4.00 in cash. Notwithstanding the foregoing, if between the date of the Merger Agreement and the Effective Time the outstanding shares of Apache Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the exchange ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

     As soon as practicable following the Effective Time, the Exchange Agent will mail to each person who was a record holder of Phoenix Common Stock immediately prior to the Effective Time a letter of transmittal and other information advising such holder of the consummation of the Merger and for use in exchanging Phoenix Common Stock certificates for Apache Common Stock certificates, the Cash Consideration and cash in lieu of fractional shares of Apache Common Stock. Letters of transmittal will also be available following the Effective Time at the offices of Apache in Houston, Texas. After the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Phoenix Common Stock that were outstanding prior to the Effective Time. Share certificates should not be surrendered for exchange by stockholders of Phoenix prior to the receipt of a letter of transmittal.

     No fractional shares of Apache Common Stock will be issued in the Merger. Each stockholder of Phoenix entitled to a fractional share of Apache Common Stock will receive an amount in cash equal to such fraction multiplied by the closing price per share of Apache Common Stock on the NYSE Composite Transactions Reporting System on the last trading day immediately preceding the Effective Time. No interest will be paid on such cash amounts, and all shares of Phoenix Common Stock held by a record holder shall be aggregated for purposes of computing the amount of any such payment.

     Until so surrendered and exchanged, after the Effective Time each certificate previously evidencing Phoenix Common Stock shall represent solely the right to receive Apache Common Stock, the Cash Consideration and cash in lieu of fractional shares of Apache Common Stock. Unless and until such a Phoenix Common Stock certificate shall be so surrendered and exchanged, no dividends or other distributions payable to the holders of record of Apache Common Stock as of any time on or after the Effective Time shall be paid to the holder of such certificate previously evidencing Phoenix Common Stock; provided, however, that, upon surrender and exchange of a Phoenix Common Stock certificate, there shall be paid to the record holder of the Apache Common Stock certificate issued and exchanged therefor (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Effective Time theretofore paid with respect to the number of whole shares of Apache Common Stock issued upon such exchange and surrender, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Apache Common Stock.

TREATMENT OF PHOENIX OPTIONS

     The Merger Agreement provides that Apache and Phoenix will take such action as may be necessary to permit Apache to assume, at the Effective Time, each Phoenix Option that remains unexercised in whole or in part. The assumed Phoenix Option will not give the optionee additional benefits which such optionee did not have under the Phoenix Option, and shall be assumed on the same terms and conditions as the Phoenix Option being assumed, subject to the matters described in the following paragraph.

     The number of shares of Apache Common Stock purchasable and cash receivable upon exercise of any Phoenix Option assumed by Apache will be equal to the number of whole shares of Apache Common Stock plus the amount of cash that the holder of the Phoenix Option would have received upon consummation of the Merger had such Phoenix Option been exercised (without regard to any vesting schedule) in full immediately prior to the Effective Time. The option exercise price per assumed Phoenix Option after the Effective Time shall remain unchanged, and shall be the same as the exercise price per assumed Phoenix Option immediately prior to the Effective Time.

CONDITIONS TO THE MERGER

     The respective obligations of Apache and Phoenix to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including, among other matters, the following: (i) approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Phoenix Common Stock; (ii) the absence of any order making the Merger illegal or otherwise prohibiting consummation of the Merger; (iii) the accuracy of the representations and warranties of each party; (iv) performance by each party of their respective obligations under the Merger Agreement; (v) the effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part; (vi) the approval for listing on the NYSE of the Apache Common Stock to be issued pursuant to the Merger Agreement; (vii) the receipt of required third party or governmental approvals or consents, including the consent of certain lenders; (viii) receipt by each party of opinions of United States counsel and by Apache of Egyptian counsel; (ix) no amendment of the resolutions authorizing the Merger by either Apache's or Phoenix's Board of Directors; and (x) no proper demand of appraisal rights by holders of more than ten percent of the outstanding shares of Phoenix Common Stock.

     Apache and Phoenix anticipate that all of the conditions to the consummation of the Merger will be satisfied prior to or at the time of the Special Meeting. Either Apache or Phoenix may extend the time for performance of any of the obligations of the other party or may waive compliance with those obligations at its discretion.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of Phoenix and Apache relating to, among other things, (i) each of their respective organizations and similar corporate matters; (ii) each of their respective capital structures; (iii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, and the absence of conflicts, violations and defaults under their respective certificates of incorporation and bylaws and certain other agreements and documents; (iv) the documents and reports filed by each of them with the Commission and the accuracy of the information contained therein; (v) the absence of Material Adverse Changes; (vi) litigation; (vii) compliance with laws; (viii) brokers; (ix) director, officer and employee agreements; (x) certain business practices; (xi) environmental matters; (xii) undisclosed liabilities; (xiii) material contracts; and (xiv) tax-free reorganization.

     The Merger Agreement also includes representations and warranties of Phoenix relating to, among other things, (i) excess parachute payments or compensation; (ii) takeover defense mechanisms; (iii) Phoenix's Egyptian Agreements; (iv) Phoenix's reserve report; and (v) title to stock owned by a subsidiary of Phoenix in certain operating companies. The Merger Agreement includes representations and warranties of Apache relating to, among other things, (i) title to oil and gas leases and (ii) advances from gas purchasers.

     No person other than Phoenix, Apache and Merger Sub has any rights or remedies under the Merger Agreement with respect to such representations and warranties. The representations and warranties of Phoenix, Apache and Merger Sub all expire at the Effective Time.

CERTAIN COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Each of Phoenix and Apache has agreed that, prior to the Effective Time, it will and will cause its subsidiaries to carry on its business in all material respects in, and not enter into any material transaction other than in, the ordinary course of business and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, keep available the services of its current respective officers and employees, and preserve its relationships with its customers, suppliers, and others having business dealings with it, with a view to retaining its goodwill and ongoing business unimpaired at the Effective Time.

     Without limiting the generality of the covenants described above, and except as expressly contemplated by the Merger Agreement or consented to in writing by Apache, and except for advances and expenditures for cash calls made by the operator of each of the concessions in amounts consistent with their respective capital budgets, Phoenix has agreed not to, and not to permit its subsidiaries to: (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of Phoenix in their capacity as such, other than (a) ordinary quarterly cash dividends, consistent with past practice not to exceed $.03 per share of Phoenix Common Stock, or (b) dividends payable to Phoenix declared by any of Phoenix's wholly-owned subsidiaries; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) purchase, redeem or otherwise acquire any shares of capital stock of Phoenix or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (iv) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of Phoenix, the issuance of Phoenix Common Stock during the period from the date of the Merger Agreement through the Effective Time upon the exercise of Phoenix Options outstanding on the date of the Merger Agreement); (v) amend its certificate of incorporation or amend its bylaws; (vi) acquire or agree to acquire by merging or consolidating with, or by purchasing all or substantially all of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; (vii) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets except for (a) sales of actual production in the ordinary course of business, and (b) sales of assets (other than oil and gas properties or related plant, equipment, pipeline or gathering system assets or real property) made in the ordinary course of business consistent with past practice and not involving any asset with a value greater than $200,000 or assets with an aggregate value greater than $200,000; (viii) except in the ordinary course of business consistent with past practice and limited to borrowings under the IFC Loan Agreement or other transactions not exceeding an aggregate amount equal to $200,000 (a) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others or (b) make any loans, advances or capital contributions to, or investments in, any other person, other than Phoenix or any wholly-owned subsidiary of Phoenix; (ix) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary of Phoenix; (x) enter into, adopt or amend any severance plan, agreement or arrangement, any employee benefit plan or any employment or consulting agreement or hire any additional employees or consultants except for temporary staff hired in the ordinary course of business; (xi) make or incur any capital expenditures except for amounts aggregating less than $200,000; (xii) make any election relating to taxes or settle or compromise any tax liability except for amounts aggregating less than $200,000; (xiii) change any material accounting principle used by it, except for any change required by generally accepted accounting principles or by the rules of the Commission; (xiv) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement (except for any agreement with Apache) to which Phoenix or any of its subsidiaries is a party; or (xv) authorize any of, or commit or agree to take any of, the foregoing actions.

     Without limiting the generality of the covenants described above, and except as expressly contemplated by the Merger Agreement or consented to in writing by Phoenix, Apache has agreed not to, and not to permit its subsidiaries to: (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of Apache in their capacity as such, other than (a) ordinary quarterly cash dividends by Apache consistent with past practice in an amount not in excess of $.07 per share of Apache Common Stock,
(b) dividends declared prior to the date of the Merger Agreement, or (c) dividends payable to Apache declared by any of its subsidiaries; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) purchase, redeem or otherwise acquire any shares of capital stock of Apache or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (iv) amend its Certificate of Incorporation; (v) acquire or agree to acquire by merger of consolidation with or into Apache, any corporation, partnership, association or other business organization or division thereof other than Subsidiaries of Apache; (vi) change any material accounting principle used by it, except for any change required by generally accepted accounting principles or by the rules of the Commission; (vii) engage in hedging transactions and other risk management activities in any manner materially inconsistent with Apache's current risk policies; or (viii) authorize any of, or commit or agree to take any of, the foregoing actions.

NO SOLICITATION

     The Merger Agreement provides that Phoenix and its officers, directors and representatives will not solicit or knowingly encourage the initiation of any inquiries regarding any Acquisition Transactions and Acquisition Proposals, and will promptly notify Apache of any such inquiries, offers or proposals. An "Acquisition Transaction" means any (i) merger or consolidation of Phoenix or any of its Significant Subsidiaries (within the meaning of Rule 1-02 of Regulation S-X promulgated by the Commission) in a transaction which results in the stockholders of Phoenix receiving securities, cash or other consideration for their shares of Phoenix Common Stock, (ii) sale, lease or other disposition of all or substantially all of the assets of Phoenix or any of its Significant Subsidiaries or the sale by Phoenix of at least a majority of the equity securities of any of its Significant Subsidiaries, (iii) a tender or exchange offer for at least a majority of the equity securities of Phoenix or any of its Significant Subsidiaries, (iv) any corporation, partnership trust, association, entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than Apache or Merger Sub, shall have acquired beneficial ownership of 50 percent or more of the outstanding shares of Phoenix Common Stock, other than acquisitions for bona fide arbitrage purposes, or (v) similar transactions involving Phoenix or any of its Significant Subsidiaries. An "Acquisition Proposal" means any (i) publicly announced proposal, (ii) regulatory application or notice (whether in draft or final form), (iii) agreement or understanding, (iv) disclosure of an intention to make a proposal, or (v) amendment to any of the foregoing, made or filed on or after the date of the Merger Agreement, in each case with respect to: (x) an Acquisition Transaction, or (y) after the date of the Merger Agreement, a purchase or other acquisition (including by way of share exchange, tender offer or otherwise) of securities representing 20 percent or more of the voting power of Phoenix or any Significant Subsidiary.

     Notwithstanding the foregoing, if the Board of Directors of Phoenix determines, after consultation with independent counsel, that it has a fiduciary obligation to take such action, nothing in the Merger Agreement shall prevent
(i) Phoenix from furnishing confidential information subject to customary confidentiality agreements, to an unsolicited potential bidder for Phoenix or
(ii) the Phoenix Board of Directors from either (a) approving or recommending to the Phoenix stockholders an unsolicited tender or exchange offer that the Board of Directors determines in good faith may result in a transaction more favorable to the Phoenix stockholders from a financial point of view than the Merger, (b) considering, negotiating and approving an unsolicited bona fide proposal or offer for Phoenix or (c) withdrawing or modifying its approval or recommendation of the Merger or the Merger Agreement.

APPOINTMENT OF DIRECTOR

     Prior to the Effective Time, Apache's Board of Directors shall take all actions necessary to appoint or elect commencing at the Effective Time one of Phoenix's directors as a member of Apache's Board of Directors.

CERTAIN POST-MERGER MATTERS

     Once the Merger is consummated, the Surviving Corporation will possess all of the assets, rights and obligations of Merger Sub and Phoenix.

     Pursuant to the Merger Agreement, Merger Sub's Charter and Merger Sub's Bylaws, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and bylaws of the Surviving Corporation. The officers and directors of Merger Sub at the Effective Time shall be the initial officers and directors of the Surviving Corporation.

TERMINATION OF THE MERGER AGREEMENT

     By Either Party. The Merger Agreement may be terminated prior to the Effective Time (i) by mutual consent of Apache and Phoenix, or (ii) by either party if (a) the Merger has not been consummated on or before August 31, 1996 (provided that the terminating party shall not have failed to fulfill any obligation under the Merger Agreement that resulted in the Merger not having been consummated), (b) any court or governmental final order shall have prohibited consummation of the Merger, or (c) the required approval of the holders of Phoenix Common Stock is not received at the Special Meeting.

     By Apache. Apache may terminate the Merger Agreement (i) if Phoenix fails to comply in any material respect with any covenant or agreement in the Merger Agreement, or upon Phoenix's breach of one or more representations or warranties, which breach would have a Material Adverse Effect on Phoenix, and if such failure or breach is not cured within ten business days following notice,
(ii) if the Board of Directors of Phoenix (a) withdraws, modifies or amends in any manner adverse to Apache its approval or recommendation in favor of the Merger, (b) recommends to the stockholders of Phoenix any other Acquisition Proposal, or publicly announces its intention to do so, or (c) resolves or publicly announces its intention to take any of the actions described in (a) or
(b), (iii) any corporation, partnership, person, trust, association, entity, or group (as defined in Section 13(d)(3) of the Exchange Act), other than Apache or the Merger Sub, shall have acquired, or shall have been granted the option or right, conditional or otherwise, to acquire beneficial ownership of 50 percent or more of the outstanding shares of Phoenix Common Stock, other than acquisitions for bona fide arbitrage purposes, or (iv) Phoenix shall have entered into an agreement with a third party with respect to any Acquisition Proposal.

     By Phoenix. Phoenix may terminate the Merger Agreement (i) if Apache fails to comply in any material respect with any covenant or agreement set forth in the Merger Agreement, or upon Apache's breach of one or more representations or warranties, which breach would have a Material Adverse Effect on Apache, and if such failure or breach is not cured within ten business days following notice or
(ii) if Phoenix or its stockholders receive a proposal to enter into an Acquisition Transaction which the Board of Directors of Phoenix determines in good faith after consultation with its financial advisors, (a) is likely to result in a transaction more favorable to the holders of Phoenix Common Stock from a financial point of view than the Merger, and (b) after consultation with outside counsel, that the recommendation to Phoenix stockholders of the Merger, or the failure to withdraw, modify or change its recommendation, would constitute a breach of fiduciary duties of the directors under applicable law.

FEES AND EXPENSES

     If the Merger Agreement is terminated due to (i) a party's failure to comply in any material respect with any covenant or agreement in the Merger Agreement or (ii) a party's breach of one or more representations or warranties which breach has a Material Adverse Effect, the party terminating will be entitled to receive from the other party, all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to investment banking firms and other financial advisors and their respective counsel, accountants, engineers, outside counsel, experts and consultants) actually incurred by the terminating party or its subsidiaries or on its or their behalf in connection with the consummation of all transactions contemplated by the Merger Agreement (the "Merger Expenses"); provided, however, that the Merger Expenses paid by the other party cannot exceed a maximum of $900,000.

     In addition to the reimbursement of Merger Expenses described above, if the Merger Agreement is terminated due to (i) the entry by Phoenix into an agreement with a third party with respect to an Acquisition Proposal, (ii) the withdrawal, modification or amendment of the approval or recommendation of the Merger by the Phoenix Board of Directors in a manner adverse to Apache, (iii) the recommendation, authorization or proposal of any Acquisition Proposal by the Phoenix Board of Directors, (iv) the resolution or the public announcement by the Phoenix Board of Directors of its intention to take any of the actions described in (ii) or (iii), (v) the determination by the Phoenix Board of Directors that, in light of an Acquisition Transaction proposed to Phoenix or its stockholders, it would be a breach of the directors' fiduciary duties to recommend the Merger or fail to withdraw, modify or change such recommendation,
(vi) (a) an Acquisition Proposal is made prior to a meeting of Phoenix stockholders held for the purpose of approving the Merger Agreement and prior to termination of the Merger Agreement by its terms, (b) the Merger Agreement is terminated due to (1) Phoenix's failure to materially comply with any agreement or covenant in the Merger Agreement, (2) Phoenix's breach of any representation or warranty which breach has a Material Adverse Effect, (3) the Merger not being effected by August 31, 1996 through no fault of Apache or Merger Sub (other than as a result of the stockholders of Phoenix not approving the Merger Agreement at a meeting duly called for such purpose) or (4) the acquisition by a third party of 50 percent or more of Phoenix Common Stock, and (c) at any time prior to the date which is nine months after the termination of the Merger Agreement an Acquisition Transaction is consummated or (vii) Phoenix consummates an Acquisition Transaction with a third party prior to the termination of the Merger Agreement; then, Phoenix shall promptly, but in no event later than five business days after written demand from Apache, pay Apache a fee of $12 million. Notwithstanding the foregoing, the $12 million fee shall be reduced by any reimbursement of Merger Expenses by Phoenix.

     Except as described above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expense, and, in connection therewith, each of the Apache and Phoenix shall pay, with its own funds and not with funds provided by the other party, any and all property or transfer taxes imposed on such party or on any holder of shares in such party resulting from the Merger, except that expenses incurred in connection with printing and mailing this Proxy Statement and the Registration Statement shall be shared equally.

INDEMNIFICATION

     After the Effective Time, Apache (i) will indemnify all past and present officers, directors and employees of Phoenix or any of its Subsidiaries, to the fullest extent permitted under applicable law, against any loss arising from a claim based in whole or in part out of the fact that such person is or was a officer, director or employee of Phoenix, including actions arising out of or in connection with the Merger, and (ii) will, to the fullest extent permitted under applicable law, advance litigation expenses incurred by such officers, directors and employees in connection with defending any action arising out of such acts or omissions.

                        AGREEMENT BY PHOENIX MANAGEMENT

     The directors and executive officers of Phoenix, who as of the Record Date are holders of approximately 640,000 shares of Phoenix Common Stock (or approximately four percent of the shares of Phoenix Common Stock outstanding), executed an agreement agreeing to vote all shares of Phoenix Common Stock owned by such persons as of the Record Date thereof in favor of the Merger in accordance with the recommendation of the Phoenix Board of Directors.

             MARKET PRICES OF COMMON STOCK AND DIVIDEND INFORMATION

     Apache Common Stock is traded on the NYSE and the CSE under the symbol "APA." The Phoenix Common Stock is traded on the AMEX and PSE under the symbol "PHN." The following table sets forth, for the periods indicated, the range of high and low trading prices per share of Apache Common Stock as reported on the NYSE Composite Tape and of Phoenix Common Stock as reported on the AMEX, and the dividend per share of Apache Common Stock and the dividend per share of Phoenix Common Stock. Phoenix dividends and share prices have been adjusted to reflect stock splits in January and September 1995.

                                        APACHE COMMON STOCK                PHOENIX COMMON STOCK
                                     --------------------------       ------------------------------
                                     HIGH     LOW      DIVIDEND        HIGH       LOW       DIVIDEND
                                     ----     ----     --------       ------     ------     --------
1994
  First Quarter....................  $26 7/8  $22 1/2    $.07         $ 9.97     $ 6.69     $.0125
  Second Quarter...................   29 1/4   22 1/4     .07           6.91       5.56      .0125
  Third Quarter....................   29 1/4   23         .07           7.94       6.56      .0125
  Fourth Quarter...................   28 7/8   23 5/8     .07          12.00       6.59      .0125
1995
  First Quarter....................   27 3/8   22 1/4     .07          12.47       9.38       .02
  Second Quarter...................   31       25 3/8     .07          17.75      10.88       .02
  Third Quarter....................   30 1/4   25 3/4     .07          20.50      14.00       .02
  Fourth Quarter...................   29 5/8   23 1/8     .07          19.63      16.13       .02
1996
  First Quarter....................   29 1/2   24 3/8     .07          24.50      16.63       .03
  Second Quarter(a)................   28       26 1/2     .07(b)       24.75      23.38        --

- ---------------

(a) Through April 4, 1996.

(b) Payable April 30, 1996.

     On March 27, 1996, the last trading day prior to the announcement by Apache and Phoenix that they had executed the Merger Agreement, the closing market prices of Apache Common Stock as reported on the NYSE Composite Tape, and Phoenix Common Stock as reported on the AMEX, were $28 1/2 and $19 7/8, respectively. See the cover page of this Proxy Statement/Prospectus for recent closing prices of Apache Common Stock and Phoenix Common Stock.

     Following the Merger, Apache Common Stock will continue to be traded on the NYSE and the CSE. Following the Merger, Phoenix Common Stock will cease to be traded on the AMEX and the PSE, and there will be no further market for the Phoenix Common Stock.

     Apache has paid cash dividends on Apache Common Stock for 117 consecutive quarters through the first calendar quarter of 1996. Future dividend payments by Apache and Phoenix are subject to action by their respective Boards of Directors and will depend upon the level of earnings, financial requirements and other relevant factors.

                      APACHE CORPORATION AND SUBSIDIARIES

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

     The following unaudited condensed financial statements and notes thereto are presented to show the pro forma effects of the Merger. The Merger will be reported using the purchase method of accounting.

     The condensed pro forma statement of income is presented as if the Merger occurred effective January 1, 1995 and the condensed pro forma balance sheet assumes that the Merger occurred on December 31, 1995.

     Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma consolidated condensed financial statements. The pro forma data are not necessarily indicative of the financial results that would have occurred had the transactions been effective on and as of the dates referenced above, and should not be viewed as indicative of operations in future periods. The unaudited pro forma consolidated condensed financial statements should be read in conjunction with the notes thereto, and Apache's and Phoenix's Annual Reports on Form 10-K for the fiscal year ended December 31, 1995, which are incorporated by reference.

                      APACHE CORPORATION AND SUBSIDIARIES

              UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                  (IN THOUSANDS, EXCEPT PER COMMON SHARE DATA)

                                                 APACHE        PHOENIX        PRO FORMA
                                               HISTORICAL     HISTORICAL     ADJUSTMENTS       PRO FORMA
                                               ----------     ----------     -----------       ---------
REVENUES:
  Oil and gas production revenues............   $ 653,144      $ 23,433                        $ 676,577
  Revenues dedicated to foreign tax
     liability...............................                     9,822       $  (6,298)(e)        3,524
  Gathering, processing and marketing
     revenues................................      97,207            --                           97,207
  Other revenues.............................         351         1,781          (1,436)(d)          696
                                                 --------       -------        --------         --------
                                                  750,702        35,036          (7,734)         778,004
                                                 --------       -------        --------         --------
OPERATING EXPENSES:
  Depreciation, depletion and amortization...     297,485         5,795           8,505 (a)      311,785
  Operating costs............................     211,742         6,421                          218,163
  Gathering, processing and marketing
     costs...................................      91,243            --                           91,243
  Administrative, selling and other..........      36,552         2,194                           38,746
  Merger costs...............................       9,977            --                            9,977
  Financing costs, net.......................      70,560            --         (11,708)(b)       61,837
                                                                                  4,421 (c)
                                                                                 (1,436)(d)
                                                 --------       -------        --------         --------
                                                  717,559        14,410            (218)         731,751
                                                 --------       -------        --------         --------
INCOME BEFORE INCOME TAXES...................      33,143        20,626          (7,516)          46,253
  Provision for income taxes.................      12,936        10,015          (3,748)(e)       19,203
                                                 --------       -------        --------         --------
NET INCOME...................................   $  20,207      $ 10,611       $  (3,768)       $  27,050
                                                 ========       =======        ========         ========
INCOME PER COMMON SHARE......................   $     .28      $    .65                        $     .32
                                                 ========       =======                         ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING...      71,792                        12,760 (f)       84,552
                                                 ========                      ========         ========

   The accompanying notes to unaudited pro forma financial statements are an integral part of this statement.

                      APACHE CORPORATION AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                            AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                              APACHE        PHOENIX        PRO FORMA
                                            HISTORICAL     HISTORICAL     ADJUSTMENTS       PRO FORMA
                                            ----------     ----------     -----------       ----------
ASSETS:
  Current assets..........................  $  208,336      $ 41,496       $  (1,900)(i)    $  247,932
  Property and equipment, net.............   2,401,561        23,153         396,113 (g)     2,783,719
                                                                               3,000 (h)
                                                                             (49,908)(k)
                                                                               9,800 (j)
  Other assets............................      71,553         3,684                            75,237
                                            ----------       -------        --------        ----------
                                            $2,681,450      $ 68,333       $ 357,105        $3,106,888
                                            ==========       =======        ========        ==========
LIABILITIES AND SHAREHOLDERS' EQUITY:
  Current liabilities.....................  $  230,349      $ 12,540       $   9,000 (l)    $  254,889
                                                                               3,000 (h)
  Long-term debt..........................   1,072,076            --          64,356 (g)     1,136,432
  Other non-current liabilities...........     105,645           988              --           106,633
  Deferred tax liabilities................     181,575         2,997           9,800 (j)       194,372
  Shareholders' equity....................   1,091,805        51,808          (1,900)(i)     1,414,562
                                                                             331,757 (g)
                                                                             (49,908)(k)
                                                                              (9,000)(l)
                                            ----------       -------        --------        ----------
                                            $2,681,450      $ 68,333       $ 357,105        $3,106,888
                                            ==========       =======        ========        ==========

   The accompanying notes to unaudited pro forma financial statements are an integral part of this statement.

                      APACHE CORPORATION AND SUBSIDIARIES

              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The unaudited pro forma consolidated condensed financial statements are based on the audited statements of Apache and Phoenix for the year ended December 31, 1995 and on the adjustments and assumptions described below.

     Pursuant to the terms of the Merger Agreement, pro forma data are based on the assumption (using a ratio of .75) that 12,067,000 shares of Apache Common Stock will be issued for approximately 16,089,000 shares of Phoenix Common Stock outstanding as of the Record Date. It is also assumed that under the terms of the Merger Agreement, 693,000 shares of Apache Common Stock will be issued with respect to the Phoenix Options. Assuming a value of $26 per share, the value of the shares of Apache Common Stock issued would equate to approximately $332 million before deducting costs of issuance.

     Pro forma data also reflect a $4 per share cash payment for each share of Phoenix Common Stock outstanding as of the Record Date resulting in a total payment to Phoenix stockholders of approximately $64 million.

     The purchase price, before consideration of transaction costs and a deferred tax liability adjustment required by accounting rules, totals approximately $396 million based on the assumptions described above. Of this total, approximately $51 million has been allocated to pipelines and facilities, $160 million to proved properties, $58 million to unproved properties, $99 million to international concession rights, with the remaining value attributable to working capital and miscellaneous assets. International concession rights include the estimated value attributable to approximately 50 drilling prospects identified to date on 4.3 million gross Qarun and Khalda concession acres. Under features of the production sharing contracts, costs incurred to explore and develop will be reimbursable through increased future production sharing ratios.

NOTE 2 -- PRO FORMA ADJUSTMENTS

The unaudited pro forma statement of income reflects the following adjustments.

(a) Record incremental depreciation, depletion and amortization expense based on the purchase price allocation, and using a combined units-of-production rate for Egyptian properties and a 20-year straight-line method for facilities and pipelines.

(b) Record capitalized interest relating to unevaluated properties in the amount of approximately $170 million, including international concession rights, at
    6.87 percent, which approximates Apache's cost of debt for 1995.

(c) Record interest expense on debt incurred with respect to the cash consideration paid to Phoenix stockholders, assuming an interest rate of
    6.87 percent.

(d) Reclassification of Phoenix's interest income from revenues to financing costs, net, to conform to Apache's presentation.

(e) Adjust tax provision and the related Phoenix Egyptian tax gross-up to reflect pro forma adjustments (a), (b) and (c).

(f) Increase weighted average shares outstanding by an estimated 12,760,000 shares of Apache Common Stock issued.

The unaudited condensed pro forma balance sheet reflects the following adjustments:

(g) Record the consideration issued totaling $396.1 million, which consists of 12,760,000 shares of Apache Common Stock valued at $26 per share and $64.4 million cash, and the related debt incurred.

                      APACHE CORPORATION AND SUBSIDIARIES

              NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(h) Record estimated transaction costs.

(i) Record purchase of 100,000 shares of Phoenix Common Stock for $1.9 million by Phoenix subsequent to December 31, 1995.

(j) Record SFAS No. 109 deferred tax liability for the book basis in excess of tax basis after adjustment for assumed utilization of Phoenix net operating loss carryforwards and foreign tax credits.

(k) Eliminate historical Phoenix stockholders' equity, net of pro forma entry described in pro forma adjustment(i).

(l) Record Apache Common Stock issuance costs.

                      APACHE CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA SUPPLEMENTAL OIL AND GAS DISCLOSURES

     The following table sets forth certain unaudited pro forma information concerning Apache's proved oil and gas reserves at December 31, 1995, giving effect to the Merger as if the Merger had occurred on January 1, 1995. There are numerous uncertainties inherent in estimating the quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact.

            PROVED OIL AND NATURAL GAS RESERVES AT DECEMBER 31, 1995

                                                                    NATURAL GAS
                                          ---------------------------------------------------------------
                                                         APACHE
                                          ------------------------------------
                                            U.S.    INTERNATIONAL(1)   TOTAL       PHOENIX      PRO FORMA
                                          --------  ----------------  -------      --------     ---------
                                                             (MILLIONS OF CUBIC FEET)
Beginning of year.......................    984,288      331,867     1,316,155       32,666     1,348,821
Extension, discoveries and other
  additions.............................     85,032       68,820       153,852        4,810       158,662
Purchase of minerals in place...........    335,865        4,662       340,527           --       340,527
Revisions of previous estimates.........     56,281      (15,799)       40,482       (9,771)       30,711
Production..............................   (182,661)     (27,971)     (210,632)      (1,796)     (212,428)
Sale of properties......................   (138,464)          --      (138,464)          --      (138,464)
                                          ---------     --------     ---------     --------     ---------
End of year.............................  1,140,341      361,579     1,501,920       25,909     1,527,829
                                          ==========    =========    ==========    =========    ==========
Proved developed reserves
Beginning of year.......................    888,039      296,876     1,184,915        4,110     1,189,025
                                          ==========    =========    ==========    =========    ==========
End of year.............................  1,003,853      294,614     1,298,467        6,317     1,304,784
                                          ==========    =========    ==========    =========    ==========

                                                      OIL, CONDENSATE AND NATURAL GAS LIQUIDS
                                          ---------------------------------------------------------------
                                                         APACHE
                                          ------------------------------------
                                            U.S.    INTERNATIONAL(1)   TOTAL       PHOENIX      PRO FORMA
                                          --------  ----------------  -------      --------     ---------
                                                              (THOUSANDS OF BARRELS)
Beginning of year.......................     94,445       16,179       110,624       20,039       130,663
Extension, discoveries and other
  additions.............................      6,685        3,364        10,049        8,699        18,748
Purchase of minerals in place...........     99,148          119        99,267           --        99,267
Revisions of previous estimates.........     12,172         (378)       11,794       (1,025)       10,769
Production..............................    (17,011)      (2,076)      (19,087)      (1,995)      (21,082)
Sale of properties......................    (42,318)          --       (42,318)          --       (42,318)
                                          ---------     --------     ---------     --------     ---------
End of year.............................    153,121       17,208       170,329       25,718       196,047
                                          ==========    =========    ==========    =========    ==========
Proved developed reserves
Beginning of year.......................     84,085       15,934       100,019        8,998       109,017
                                          ==========    =========    ==========    =========    ==========
End of year.............................    123,726       13,738       137,464        9,555       147,019
                                          ==========    =========    ==========    =========    ==========

- ---------------

(1) Includes Canadian oil and gas reserves reflecting the pooling of interests transaction with DEKALB.

                      APACHE CORPORATION AND SUBSIDIARIES

     The following table sets forth unaudited pro forma information concerning the discounted future net cash flows from proved oil and gas reserves of Apache as of December 31, 1995, net of income tax expense and giving effect to the Merger as if the Merger had occurred on January 1, 1995. Income tax expense has been computed using assumptions relating to the future tax rates and the permanent differences and credits under the tax laws relating to oil and gas activities at December 31, 1995 and do not take into account subsequent changes in tax laws. The information should be viewed only as a form of standardized disclosure concerning future cash flows that would result under the assumptions used, but should not be viewed as indicative of fair market value. Reference is made to Phoenix's and Apache's financial statements for the year ended December 31, 1995, which are incorporated herein by reference, for a discussion of the assumptions used in preparing the information presented.

  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED
                                   RESERVES,
               NET OF INCOME TAX EXPENSE AS OF DECEMBER 31, 1995

                                                         APACHE
                                          ------------------------------------
                                            U.S.    INTERNATIONAL(1)   TOTAL       PHOENIX      PRO FORMA
                                          --------  ----------------  -------      --------     ---------
                                                                  (IN THOUSANDS)
Cash flows..............................  $5,617,297    $838,444     $6,455,741    $516,193     $6,971,934
Production and development costs........  (2,126,984)   (285,733)    (2,412,717)   (180,725)    (2,593,442)
Income tax expense......................    (753,425)   (135,644)      (889,069)   (132,134)    (1,021,203)
                                          ---------     --------     ---------     --------     ---------
Net cash flows..........................   2,736,888     417,067      3,153,955     203,334      3,357,289
10-percent annual discount rate.........  (1,105,629)   (178,767)    (1,284,396)    (73,975)    (1,358,371)
                                          ---------     --------     ---------     --------     ---------
Discounted future net cash flows........  $1,631,259    $238,300     $1,869,559    $129,359     $1,998,918
                                          ==========    =========    ==========    =========    ==========

       CHANGE IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
        RELATED TO PROVED RESERVES FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                    APACHE       PHOENIX      PRO FORMA
                                                                   ---------     --------     ---------
                                                                              (IN THOUSANDS)
Sales, net of production costs...................................  $(443,175)    $(17,012)    $(460,187)
Net change in prices and production costs........................    201,723       26,831       228,554
Discoveries and improved recovery, net of related costs..........    210,151       48,250       258,401
Change in future development costs...............................     74,047      (12,829)       61,218
Revision of quantities...........................................    127,939       (7,831)      120,108
Purchases........................................................    726,240           --       726,240
Accretion of discount............................................    160,093        8,004       168,097
Change in income taxes...........................................   (186,415)          --      (186,415)
Sales of properties..............................................   (232,629)          --      (232,629)
Change in production rates and other.............................    (80,960)       3,907       (77,053)
                                                                   ---------     --------     ---------
                                                                   $ 557,014     $ 49,320     $ 606,334
                                                                   ==========    =========    ==========

- ---------------

(1) Includes Canadian oil and gas reserves reflecting the pooling of interests transaction with DEKALB.

                       STOCKHOLDERS OF APACHE AND PHOENIX

STOCK OWNERSHIP OF APACHE DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth, as of February 29, 1996, the beneficial ownership of Apache Common Stock of each director, each director-nominee, the chief executive officer and the four other most highly compensated executive officers of Apache, and all directors, director-nominees and executive officers of Apache as a group. All ownership information is based upon filings made by such persons with the Commission or upon information provided to Apache.

                                                            AMOUNT AND            PERCENT OF
                                                       NATURE OF BENEFICIAL          CLASS
                   NAME OF BENEFICIAL OWNER                OWNERSHIP(1)           OUTSTANDING
          -------------------------------------------  --------------------       -----------
          Frederick M. Bohen.........................           3,649(2)                 *
          Virgil B. Day..............................         130,438(2)(3)              *
          G. Steven Farris...........................          87,692(4)(5)              *
          Randolph M. Ferlic.........................         220,013(2)(6)              *
          Eugene C. Fiedorek.........................           4,000(2)                 *
          W. Brooks Fields...........................          27,312(2)(7)              *
          Robert V. Gisselbeck.......................          37,893(2)                 *
          Stanley K. Hathaway........................           7,109(2)                 *
          John A. Kocur..............................          40,130(2)(8)              *
          Mary Ralph Lowe............................           5,700                    *
          Raymond Plank..............................         211,237(4)(5)              *
          Joseph A. Rice.............................           5,000(2)                 *
          James R. Bauman............................          52,658(4)                 *
          H. Craig Clark.............................          14,603(4)(5)              *
          Floyd R. Price.............................          15,371(4)(5)              *
          All directors, nominees, and executive
            officers as a group (including the above
            named persons)...........................       1,120,765(4)(5)           1.45

- ---------------

 *  Represents less than one percent of the outstanding shares.

(1) All ownership is sole and direct unless otherwise noted. Inclusion of any shares not owned directly shall not be construed as an admission of beneficial ownership. Fractional shares have been rounded to the nearest whole share.

(2) Includes 1,000 shares of restricted stock awarded in 1994 under Apache's equity compensation plan for non-employee directors.

(3) Includes 1,100 shares owned by Mrs. Day.

(4) Includes the following shares issuable upon the exercise of outstanding stock options which are exercisable within 60 days: Mr. Farris -- 56,875; Mr. Plank -- 52,500; Mr. Bauman -- 41,125; Mr. Clark -- 8,500; Mr.
    Price -- 9,750; and all directors and executive officers as a group -- 315,625.

(5) Includes units held by the trustee of Apache's Retirement/401(k) Savings Plan equivalent to the following shares: Mr. Farris -- 14,317; Mr.
    Plank -- 1,115; Mr. Clark -- 5,103; Mr. Price -- 5,121; and all directors and executive officers as a group -- 64,460.

(6) Includes 17,500 shares owned indirectly by Dr. Ferlic through his interest in Surgical Services of the Great Plains, P.C. Employee Benefit Trust, and 6,000 shares owned directly by Ferlic Investments, Ltd. in which Dr. Ferlic owns a 36-percent interest. Also includes a total of 1,700 shares held by Dr. Ferlic's mother, daughters, son and grandchildren, as to which he disclaims beneficial ownership.

(7) Includes 10,868 shares owned by Mrs. Fields.

(8) Includes 3,940 shares owned by Mrs. Kocur.

     In February 1990, Bijan Mossavar-Rahmani, president and a former employee of Apache International, Inc., was granted 250 shares of Apache International's common stock, representing five percent of the outstanding shares of Apache International, pursuant to the terms of the Apache International Common Stock Award Plan. No voting rights relating to Apache Common Stock are associated with such Apache International stock.

     Section 16(a) of the Exchange Act requires Apache's directors and officers, as well as beneficial owners of ten percent or more of Apache Common Stock, to report their holdings and transactions in Apache's securities.

PRINCIPAL STOCKHOLDERS OF APACHE

     The following table sets forth the only persons known to Apache, as of February 29, 1996, to be the owner of more than five percent of outstanding shares of Apache Common Stock, according to reports filed with the Commission:

                                                            AMOUNT AND            PERCENT OF
                       NAME AND ADDRESS                NATURE OF BENEFICIAL          CLASS
                      OF BENEFICIAL OWNER                   OWNERSHIP             OUTSTANDING
          -------------------------------------------  --------------------       -----------
          Merrill Lynch & Co. Inc.                          5,615,783(1)              7.25
          World Financial Center, North Tower
          250 Vesey Street
          New York, New York 10281

          FMR Corp                                          4,454,373(2)(3)           5.75
          82 Devonshire Street
          Boston, MA 02109-3614

          College Retirement Equities Fund                  3,973,088(4)              5.13
          TIAA Separate Account VA-1
          730 Third Avenue
          New York, NY 10017

- ---------------

(1) According to information contained in a Schedule 13G filed with the Commission, dated January 25, 1996.

(2) According to information contained in a Schedule 13G filed with the Commission, dated February 14, 1996.

(3) Does not include 894,462 shares held by Fidelity Management Trust Company ("FMTC") as trustee of Apache's Retirement/401(k) Savings Plan. FMTC is a wholly owned subsidiary of FMR Corp.

(4) According to information contained in a Schedule 13G filed with the Commission, dated February 1, 1996.

PRINCIPAL STOCKHOLDERS OF PHOENIX

     The following table sets forth the total number and percentage of the outstanding shares of Phoenix Common Stock beneficially owned as of March 31, 1996, with respect to each person (including any "group" as defined in Section 13(d)(3) of the Exchange Act) Phoenix knows to have beneficial ownership of more than five percent of outstanding Phoenix Common Stock. The information in this table is based solely on statements filed by the beneficial owners listed with the Commission pursuant to Section 13(d) or 13(g) of the Exchange Act, and Phoenix has not made any independent investigation into the accuracy of this information. Except as noted below, each stockholder has sole voting and investment power with respect to all shares owned by such stockholder.

                                                            AMOUNT AND              PERCENT
                       NAME AND ADDRESS                NATURE OF BENEFICIAL        OF CLASS
                      OF BENEFICIAL OWNER                  OWNERSHIP(1)           OUTSTANDING
          -------------------------------------------  --------------------       -----------
          Leon S. Gross                                     2,606,692                16.19
          River Park House
          3600 Conshohocken Avenue
          Philadelphia, PA 19131

          Metropolitan Life Insurance Company               1,947,760(1)             12.10
          One Madison Avenue
          New York, NY 10010-3690

          Guardian Life Insurance Company of America        1,467,400(2)              9.12
          201 Park Avenue South
          New York, NY 10003

- ---------------

(1) State Street Research and Management Company, One Financial Center, 38th Floor, Boston, MA 02111-2690 reported ownership of these same securities but disclaimed beneficial interest in the securities, noting that the securities are, in fact, owned by various clients. Metropolitan reported sole power to dispose and voting power of 1,947,760 shares; State Street reported sole power to dispose of 1,919,160 shares and sole voting power of 1,737,900 shares.

(2) Guardian Life Insurance Company of America reported sole power to dispose and voting power of 603,200 shares and shared power to dispose and voting power of 864,200 shares.

                              DIRECTORS OF APACHE

     Apache's Bylaws provide that the board of directors shall consist of a minimum of seven and a maximum of 13 directors. There are currently 11 directors on Apache's Board of Directors and, if all of the nominees are elected at the 1996 annual meeting of stockholders, Apache will have 12 directors. Apache's Charter provides that as nearly as numerically possible, one-third of the directors shall be elected at each annual meeting of stockholders. Unless directors earlier resign or are removed, their terms are for three years, and continue thereafter until their successors are elected and qualify as directors. The affirmative vote of the holders of a plurality of the shares of common stock present, in person or represented by proxy, at the annual meeting is required to elect directors to the board of directors. A majority of the directors then in office may elect, in their sole discretion, a replacement director to serve during the unexpired term of any director whose office is vacant for any reason, and such directors may also elect directors to fill any newly created directorships created by Apache's Board of Directors.

     The terms of incumbent directors G. Steven Farris, Randolph M. Ferlic, Robert V. Gisselbeck and John A. Kocur will expire at the 1996 annual meeting. Messrs. Farris, Ferlic, Gisselbeck and Kocur have been nominated to an additional three-year term and, if elected, each will serve commencing upon his election and qualification until the annual meeting of stockholders in May 1999. In addition, Mary Ralph Lowe has been nominated for a term of two years and if elected, at the annual meeting of stockholders of Apache to be held in May 1996, she will serve commencing upon her election and qualification until the annual meeting of stockholders in May 1998. Each of the nominees for director has been recommended by Apache's nominating committee and nominated by Apache's Board of Directors for election by Apache's stockholders.

     Certain biographical information for each director of Apache, and for director-nominee Mary Ralph Lowe, is set forth below. Unless otherwise stated, the principal occupation of each director has been the same for the past five years.

                                                                             DIRECTOR      TERM
                                                                              SINCE       EXPIRES
                                                                             --------     -------
G. STEVEN FARRIS, 48, has been president and chief operating officer of        1994         1996
  Apache since May 1994, and was elected to Apache's Board of Directors in December 1994. He was senior vice president of Apache from 1991 to
  1994, and vice president -- exploration and production of Apache from
  1988 to 1991. Prior to that, Mr. Farris was vice president of finance and acquisitions for Terra Resources, Inc., a Tulsa, Oklahoma oil and
  gas company, from 1983 to 1988, and executive vice president for Robert
  W. Berry, Inc., a Tulsa, Oklahoma oil and gas company, from 1978 to
  1983.
RANDOLPH M. FERLIC, 59, retired in December 1993 from his practice as a        1986         1996
  thoracic and cardiovascular surgeon. He is the founder of Surgical
  Services of the Great Plains, P.C., and served as its president from
  1974 to 1991. Dr. Ferlic is a member of the audit committee, the executive committee, and the nominating committee.
ROBERT V. GISSELBECK, 72, is the founder of Gisselbeck & Associates, a         1982         1996
  real estate development company in Naples, Florida, and has served as its president since 1960. Mr. Gisselbeck is a member of the audit committee.
JOHN A. KOCUR, 68, is engaged in the private practice of law. He served        1977         1996
  as vice chairman of Apache's Board of Directors from 1988 until 1991.
  Mr. Kocur was employed by Apache from 1969 until his retirement in
  1991, and served as Apache's president from 1979 until 1988. He is chairman of the executive committee, chairman of the nominating committee, and a member of the management development and compensation committee.
MARY RALPH LOWE, 49, has been president and chief executive officer of           --           --
  Maralo, Inc., a Houston, Texas independent oil and gas exploration and production company, since 1988 and a member of its board of directors since 1975. She has been the managing partner of MLR Partners, LP, an oil and gas exploration and production company, since 1990 and has been president and the sole director of Lowe Petroleum Company since 1988 which, in addition to oil and gas exploration and production, owns and manages commercial real estate in Midland, Texas. Ms. Lowe is president of the Lowe Foundation, a trustee of the Houston Museum of Natural
  Science and the Houston Museum of Fine Arts, and is involved in numerous other civic and charitable activities.
FREDERICK M. BOHEN, 58, has been executive vice president and chief            1981         1997
  operating officer of The Rockefeller University since 1990. He was senior vice president of Brown University from 1983 to 1990, and served as vice president of finance and operations at the University of
  Minnesota from 1981 to 1983. Mr. Bohen worked with the U.S. Department of Health, Education and Welfare as assistant secretary for management and budget from 1977 to 1981. He is a director of the College
  Construction Loan Insurance Association (Connie Lee), a director of
  Oppenheimer and Company, and a director of the Mexico Equity Income
  Fund, Inc. Mr. Bohen is a chairman of the management development and compensation committee and chairman of the stock option plan committee.

                                                                             DIRECTOR      TERM
                                                                              SINCE       EXPIRES
                                                                             --------     -------
VIRGIL B. DAY, 80, has been a senior partner in the law firm of Vedder,        1974         1997
  Price, Kaufman, Kammholz & Day since 1974. He was the first labor counsel for General Electric Company, where he subsequently held various management positions involving employee and union relations, public affairs and governmental relations. From 1961 to 1973, Mr. Day was a vice president of General Electric Company and in 1971, he became chairman of the industry members of the U.S. Pay Board. Mr. Day is a member of the management development and compensation committee.
EUGENE C. FIEDOREK, 64, has been the managing director of EnCap                1988         1998
  Investments L.C., a Dallas, Texas energy investment banking firm, since
  1988. Mr. Fiedorek was the managing director of the Energy Banking
  Group of First RepublicBank Corp. in Dallas, Texas, from 1978 to 1987.
  He is a director of Energy Capital Investment Company. Mr. Fiedorek is
  a member of the audit committee.
W. BROOKS FIELDS, 77, is retired. From 1984 until 1990, he was president       1973         1998
  and chief executive officer of Minnesota Racetrack, Inc., also known as
  Canterbury Downs, a racetrack development company. From 1968 to 1990,
  Mr. Fields was chairman of the board of Scottland, Inc., a real estate development company, for which a plan of reorganization pursuant to
  Chapter 11 of the Bankruptcy Code was confirmed in June 1990. From 1955 until 1984, he was the executive vice president and director of Burdick
  Grain Company, a grain merchandising company. Mr. Fields is a member of the audit committee, the executive committee and the nominating committee.
STANLEY K. HATHAWAY, 71, has been a senior partner in the law firm of          1977         1997
  Hathaway, Speight, Kunz & Trautwein since 1976. From June through
  October 1975, Mr. Hathaway served as the U.S. Secretary of the
  Interior. He was Governor of the State of Wyoming from 1967 to 1975.
  Mr. Hathaway is chairman of the audit committee.
RAYMOND PLANK, 73, has been chairman of the board and chief executive          1954         1998
  officer of Apache since 1979, and served as Apache's president from
  1954 until 1979. Mr. Plank is a member of the executive committee and the nominating committee.
JOSEPH A. RICE, 71, retired in 1988 as chairman of the board, chief            1989         1997
  executive officer and a director of Irving Trust Company and Irving
  Bank Corporation, having served in those capacities since 1984. Mr.
  Rice served as president, chief operating officer and a director of those organizations from 1975 to 1984. He is a director of Avon
  Products, Inc. Mr. Rice is a member of the management development and compensation committee and the stock option plan committee.

                      DESCRIPTION OF APACHE CAPITAL STOCK

     At the Record Date, Apache's authorized capital stock consists of 5,000,000 shares of preferred stock, none of which were outstanding, and 215,000,000
shares of Apache Common Stock, of which           were outstanding.

     The descriptions set forth below of the Apache Common Stock, preferred stock and rights constitute brief summaries of certain provisions of Apache's Charter and Apache's Bylaws and the Rights Agreement between Apache and Norwest Bank Minnesota, N.A., dated January 31, 1996 (the "Rights Agreement"), and are qualified in their entirety by reference to the relevant provisions of such documents, all of which are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part and are incorporated herein by reference.

APACHE COMMON STOCK

     All outstanding shares of Apache Common Stock are fully paid and nonassessable, and all holders of Apache Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The Board of Directors of Apache is classified into three groups of approximately equal size, one-third elected each year. Stockholders do not have the right to cumulate votes in the election of directors and have no preemptive or subscription rights. Apache Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions relating to such stock.

     Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of Apache Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

     Apache's current policy is to reserve one ten-thousandth (1/10,000) of a share of Series A Preferred Stock (as defined below) for each share of Apache Common Stock issued in order to provide for possible exercises of Rights (as defined below) under Apache's existing Rights Agreement.

     The currently outstanding Apache Common Stock and the Rights under Apache's existing Rights Agreement are listed on the NYSE and the CSE.

     Norwest Bank Minnesota, National Association, is the transfer agent and registrar for Apache Common Stock.

     Apache typically mails its annual report to stockholders within 120 days after the end of its fiscal year. Notices of stockholder meetings are mailed to record holders of Apache Common Stock at their addresses shown on the books of the transfer agent and registrar.

PREFERRED STOCK

     Apache has five million shares of no par preferred stock authorized, of which 25,000 shares have been designated Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") and authorized for issuance pursuant to the preferred stock purchase rights that trade with Apache Common Stock. No preferred stock is currently outstanding; however, shares of Series A Preferred Stock shares have been reserved for issuance in accordance with the Rights Agreement relating to the preferred stock purchase rights described below. The Board of Directors of Apache may authorize the issuance of shares of preferred stock with such voting powers and in such classes and series, and with such designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions (including conversion into or exchange for other securities of Apache or its subsidiaries), as may be stated and expressed in a resolution or resolutions adopted by Apache's Board of Directors providing for the issuance on such stock.

RIGHTS

     In December 1995, Apache declared a dividend of one right (a "Right") for each outstanding share of Apache Common Stock effective on January 31, 1996. Each Right entitles the registered holder to purchase from Apache one ten-thousandth (1/10,000) of a share of Series A Preferred Stock at a price of $100 per one ten-thousandth of a share, subject to adjustment. The Rights are exercisable ten calendar days following a public announcement that certain persons or groups acquired 20 percent or more of the outstanding shares of Apache Common Stock or ten business days following commencement of an offer for 30 percent or more of the outstanding shares of Apache Common Stock. Unless and until the Rights become exercisable, they will be transferred with and only with the shares of Apache Common Stock. If Apache engages in certain business combinations or a 20-percent stockholder engages in certain transactions with Apache, the Rights become exercisable for Apache Common Stock or common stock of the corporation acquiring Apache (as the case may be) at 50 percent of the then-market price. Any Rights that are or were beneficially owned by a person who has acquired 20 percent or more of the outstanding shares of Apache Common Stock and who engages in certain transactions or realizes the benefits of certain transactions with Apache will become void. Apache may redeem the Rights at $.01 per Right at any time until ten business days after public announcement that a person has acquired 20 percent or more of the outstanding shares of Apache Common Stock. The Rights will expire on January 31, 2006, unless earlier redeemed by Apache. Unless the Rights have been previously redeemed, all shares of Apache Common Stock issued by Apache will include Rights.

             COMPARATIVE RIGHTS OF APACHE AND PHOENIX STOCKHOLDERS

     If the Merger is consummated, the stockholders of Phoenix will become stockholders of Apache. The rights of the stockholders of both Apache and Phoenix are governed by and subject to the provisions of the DGCL. The rights of current Phoenix stockholders following the Merger will be governed by Apache's Charter and Apache's Bylaws rather than the provisions of Phoenix's Amended and Restated Certificate of Incorporation ("Phoenix's Charter") and Phoenix's Amended and Restated Bylaws. The following is a brief summary of certain differences between the rights of Apache stockholders and the rights of Phoenix stockholders, and is qualified in its entirety by reference to the relevant provisions of the DGCL and to Apache's Charter, Apache's Bylaws, Phoenix's Charter and Phoenix's Amended and Restated Bylaws.

NUMBER AND CLASSIFICATION OF BOARD OF DIRECTORS

     Phoenix's Board of Directors consists of a single class elected to a three-year term. Apache's Board of Directors is divided into three classes, with directors serving staggered three-year terms. Both Phoenix's Bylaws and Apache's Charter provide that the number of directors shall be fixed from time to time by their respective Boards of Directors. Currently, the number of Apache directors is twelve, and the number of Phoenix directors is six.

POWER TO CALL SPECIAL MEETINGS

     Apache's Bylaws provide that a special meeting of stockholders may be called by the Chairman of the Board, and shall be called by the Chairman of the Board or the Secretary upon the request of a majority of the Board of Directors. Phoenix's Charter provides that a special meeting of stockholders may be called by the President, and shall be called by the President or Secretary at the request of a majority of the Board of Directors or the holders of a majority of the shares of Phoenix's capital stock then entitled to vote in an election of directors.

VOTING RIGHTS

     Holders of Apache Common Stock and Phoenix Common Stock are entitled to full voting rights, with one vote for each share held of record on all matters submitted to a vote of stockholders.

STOCKHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

     Apache's Charter contains certain provisions that require the holders of more than a majority of its voting shares to approve certain transactions than would otherwise be required under the DGCL, subject to certain exceptions. See below "-- Certain Anti-takeover Provisions." Phoenix's Charter does not contain any provisions requiring supermajority approval of any transactions.

ACTION BY WRITTEN CONSENT

     Apache's Charter does not permit action to be taken by stockholders without a meeting. Phoenix's Charter permits action to be taken without a meeting if a written consent in lieu of a meeting is signed by the stockholders entitled to vote at the meeting.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Rights. If Apache engages in certain business combinations or a 20-percent stockholder engages in certain transactions with Apache, the Rights become exercisable for Apache Common Stock or common stock of the corporation acquiring Apache (as the case may be) at 50 percent of the then market price. Any Rights that are or were beneficially owned by a person who has acquired 20 percent or more of the Apache Common Stock, and who engages in certain transactions or realized the benefits of certain transactions with Apache, will become void. See "Description of Apache Capital Stock -- Rights."

     Provisions of Certain Debt. Upon a change in control of Apache, certain indentures and other agreements obligate Apache to purchase or redeem certain series of the debt securities at their face amount. Those provisions might have the effect of reducing the economic benefit to be derived by a third party from acquiring control of Apache.

     Apache's Charter. Apache's Charter includes provisions designed to prevent the use of certain tactics in connection with a potential takeover of Apache. Article Twelve of Apache's Charter generally stipulates that the affirmative vote of 80 percent of Apache's voting shares is required to adopt any agreement for the merger or consolidation of Apache with or into any other corporation which is the beneficial owner of five percent or more of Apache's voting shares. Article Twelve further provides that such an 80-percent approval is necessary to authorize any sale or lease of assets between Apache and any beneficial holder of five percent or more of Apache's voting shares. Article Fourteen of Apache's Charter contains a "fair price" provision which requires that any tender offer made by a beneficial owner of more than five percent of the outstanding voting stock of Apache in connection with any plan of merger, consolidation or reorganization, any sale or lease of substantially all of Apache's assets, or any issuance of equity securities of Apache to the five percent stockholder must provide at least as favorable terms to each holder of Apache Common Stock other than the stockholder making the tender offer. Article Fifteen of Apache's Charter contains an "anti-greenmail" provision which prohibits Apache from acquiring any voting stock from the beneficial owner of more than five percent of the outstanding voting stock of Apache, except for acquisitions pursuant to a tender offer to all holders of voting stock on the same price, terms, and conditions, acquisitions in compliance with Rule 10b-18 of the Exchange Act, and acquisitions at a price not exceeding the market value per share. Article Sixteen of Apache's Charter prohibits the stockholders of Apache from acting by written consent in lieu of a meeting.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     It is expected that representatives of Arthur Andersen LLP, Phoenix's independent public accountants, will be present at the Special Meeting to respond to appropriate questions of Phoenix stockholders and to make a statement if they so desire.

                                 LEGAL MATTERS

     The validity of the issuance of the Apache Common Stock offered hereby has been passed upon for Apache by Andrews & Kurth L.L.P., Houston, Texas. Certain United States tax consequences of the Merger have been passed upon for Apache by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The audited consolidated financial statements of Apache and the audited consolidated financial statements of Phoenix, each incorporated by reference into this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. In its report on the consolidated financial statements of Apache, that firm states that with respect to DEKALB Energy Company its opinion is based on the report of other independent public accountants, namely Coopers & Lybrand. The financial statements referred to above have been incorporated by reference herein in reliance upon the authority of those firms as experts in accounting and auditing in giving said reports.

     The audited consolidated financial statements of DEKALB Energy Company as of December 31, 1994 and for the years ended December 31, 1993 and 1994, incorporated by reference in this registration statement have been audited by Coopers & Lybrand, Chartered Accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The information included and incorporated by reference herein regarding the total proved reserves of Apache was prepared by Apache and reviewed by Ryder Scott Company Petroleum Engineers as stated in their letter reports with respect thereto, and is so included and so incorporated by reference in reliance upon the authority of said firm as experts in such matters. The reserve review letters of Ryder Scott as of December 31, 1995, are filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part, in reliance upon the authority of said firm as experts with respect to the matters covered by their reports and the giving of their reports.

     A portion of the information included herein regarding the total proved reserves of Phoenix was prepared by Netherland, Sewell & Associates, Inc. as of January 1, 1996, as stated in their letter with respect thereto, and is included herein in reliance upon the authority of said firm as experts in such matters.

                                                                      APPENDIX I
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                               APACHE CORPORATION
                                (THE "PARENT"),

                             YPY ACQUISITIONS, INC.

                               (THE "MERGER SUB")

                                      AND

                      THE PHOENIX RESOURCE COMPANIES, INC.
                                (THE "COMPANY"),

                           DATED AS OF MARCH 27, 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                         ------
                                           ARTICLE I
                                          THE MERGER
1.1.   The Merger......................................................................  AI-2
1.2.   Effective Time of the Merger....................................................  AI-2
1.3.   Closing.........................................................................  AI-2
1.4.   Effects of the Merger...........................................................  AI-2
1.5.   Officers and Directors..........................................................  AI-2
1.6.   Alternative Structure...........................................................  AI-2
1.7.   Board of Directors of Parent....................................................  AI-3
                                          ARTICLE II
                       EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
                      CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES
2.1.   Effect on Capital Stock.........................................................  AI-3
       (a)     Capital Stock of the Merger Sub.........................................  AI-3
       (b)     Cancellation of Treasury Stock and Parent-Owned Stock...................  AI-3
       (c)     Merger Consideration....................................................  AI-3
2.2.   Exchange of Certificates........................................................  AI-3
       (a)     Exchange Agent..........................................................  AI-3
       (b)     Exchange Procedures.....................................................  AI-3
       (c)     Dividends and Distributions with Respect to Unsurrendered
                 Certificates..........................................................  AI-4
       (d)     No Further Ownership Rights in Company Common Stock.....................  AI-4
       (e)     No Fractional Shares....................................................  AI-4
       (f)     Termination of Exchange Agent...........................................  AI-4
       (g)     No Liability............................................................  AI-5
                                          ARTICLE III
                                REPRESENTATIONS AND WARRANTIES
3.1.   Representations and Warranties of the Company...................................  AI-5
       (a)     Organization, Standing and Power........................................  AI-5
       (b)     Capital Structure.......................................................  AI-5
       (c)     Authority; Non-Contravention............................................  AI-6
       (d)     SEC Documents...........................................................  AI-7
       (e)     Absence of Certain Changes or Events....................................  AI-7
       (f)     Litigation..............................................................  AI-8
       (g)     Compliance with Applicable Laws.........................................  AI-8
       (h)     Advisors................................................................  AI-8
       (i)     Pension and Other Employee Plans and Agreements.........................  AI-8
       (j)     Certain Agreements......................................................  AI-9
       (k)     Certain Business Practices..............................................  AI-9
       (l)     Insider Interests.......................................................  AI-10
       (m)     Intellectual Property...................................................  AI-10
       (n)     Labor Matters...........................................................  AI-10
       (o)     Insurance...............................................................  AI-10
       (p)     Environmental Matters...................................................  AI-10
       (q)     Condition of Assets.....................................................  AI-11
       (r)     Tax Matters.............................................................  AI-11

                                                                                          PAGE
                                                                                         ------
       (s)     No Excess Parachute Payments or Compensation............................  AI-12
       (t)     Opinion of Financial Advisor............................................  AI-12
       (u)     Takeover Defense Mechanisms.............................................  AI-12
       (v)     Vote Required...........................................................  AI-12
       (w)     Hedging.................................................................  AI-12
       (x)     Concession Agreements and Other Interests...............................  AI-13
       (y)     Egyptian Agreements.....................................................  AI-13
       (z)     Other Contracts.........................................................  AI-14
       (aa)    Internal Financial Report...............................................  AI-14
       (ab)    Reserve Report..........................................................  AI-14
       (ac)    Undisclosed Liabilities.................................................  AI-15
       (ad)    Information Supplied....................................................  AI-15
       (ae)    Accounts Receivable.....................................................  AI-15
       (af)    Operating Companies.....................................................  AI-15
       (ag)    Tax-Free Reorganization.................................................  AI-16
3.2.   Representations and Warranties of the Parent....................................  AI-17
       (a)     Organization, Standing and Power........................................  AI-17
       (b)     Capital Structure.......................................................  AI-17
       (c)     Authority; Non-Contravention............................................  AI-17
       (d)     SEC Documents...........................................................  AI-18
       (e)     Absence of Certain Changes or Events....................................  AI-18
       (f)     Litigation..............................................................  AI-18
       (g)     Compliance with Applicable Laws.........................................  AI-18
       (h)     Advisors................................................................  AI-19
       (i)     Benefit Plans; ERISA Compliance.........................................  AI-19
       (j)     Director, Officer and Employee Agreements...............................  AI-21
       (k)     Certain Business Practices..............................................  AI-21
       (l)     Insider Interests.......................................................  AI-21
       (m)     Intellectual Property...................................................  AI-21
       (n)     Labor Matters...........................................................  AI-21
       (o)     Insurance...............................................................  AI-21
       (p)     Environmental Matters...................................................  AI-22
       (q)     Condition of Assets.....................................................  AI-22
       (r)     Tax Matters.............................................................  AI-22
       (s)     Undisclosed Liabilities.................................................  AI-23
       (t)     No Stock Ownership in the Company.......................................  AI-23
       (u)     Title...................................................................  AI-23
       (v)     Advances From Gas Purchaser.............................................  AI-23
       (w)     Internal Financial Report...............................................  AI-23
       (x)     Material Contracts......................................................  AI-23
       (y)     Information Supplied....................................................  AI-23
       (z)     Tax-Free Reorganization.................................................  AI-24
3.3.   Representations and Warranties Regarding the Merger Sub.........................  AI-25
       (a)     Organization and Standing...............................................  AI-25
       (b)     Capital Structure.......................................................  AI-25
       (c)     Authority...............................................................  AI-25

                                                                                          PAGE
                                                                                         ------
                                          ARTICLE IV
                           COVENANTS RELATING TO CONDUCT OF BUSINESS
4.1.   Conduct of Business by the Company and Parent Pending the Merger................  AI-25
4.2.   No Solicitation.................................................................  AI-27
4.3.   Tax-Free Reorganization.........................................................  AI-28
4.4.   Notices of Certain Events.......................................................  AI-28
                                           ARTICLE V
                                     ADDITIONAL AGREEMENTS
5.1.   Stockholders Meetings...........................................................  AI-29
5.2.   Preparation of Registration Statement and the Proxy Statement...................  AI-29
5.3.   Letter of the Company's Accountants.............................................  AI-29
5.4.   Letter of the Parent's Accountants..............................................  AI-29
5.5.   Access to Information...........................................................  AI-29
5.6.   Legal Conditions to Merger......................................................  AI-29
5.7.   Stock Exchange Listing..........................................................  AI-30
5.8.   Public Announcements............................................................  AI-30
5.9.   Company Stock Plans.............................................................  AI-30
5.10.  Fees and Expenses...............................................................  AI-31
5.11.  Brokers or Finders..............................................................  AI-31
5.12.  Indemnification.................................................................  AI-32
5.13.  Additional Agreements; Reasonable Efforts.......................................  AI-33
                                          ARTICLE VI
                                     CONDITIONS PRECEDENT
6.1.   Conditions to Each Party's Obligation to Effect the Merger......................  AI-33
       (a)     Stockholder Approval....................................................  AI-33
       (b)     NYSE Listing............................................................  AI-33
       (c)     Other Approvals.........................................................  AI-33
       (d)     Registration Statement..................................................  AI-33
6.2.   Conditions of Obligations of the Parent and the Merger Sub......................  AI-33
       (a)     Representations and Warranties..........................................  AI-33
       (b)     Performance of Obligations of the Company...............................  AI-33
       (c)     Opinion of U.S. Counsel.................................................  AI-34
       (d)     Opinion of Egyptian Counsel.............................................  AI-35
       (e)     Consents Under Agreements...............................................  AI-35
       (f)     No Amendments to Resolutions............................................  AI-35
       (g)     Dissenting Stockholders.................................................  AI-35
       (h)     No Injunctions or Restraints............................................  AI-35
       (i)     Other Documents.........................................................  AI-35
6.3.   Conditions of Obligations of the Company........................................  AI-35
       (a)     Representations and Warranties..........................................  AI-35
       (b)     Performance of Obligations of the Parent and the Merger Sub.............  AI-36
       (c)     Opinion of Counsel......................................................  AI-36
       (d)     Consents Under Agreements...............................................  AI-37
       (e)     No Amendments to Resolutions............................................  AI-37
       (f)     No Injunctions or Restraints............................................  AI-37
       (g)     Other Documents.........................................................  AI-37
       (h)     Tax Opinion.............................................................  AI-38

                                                                                          PAGE
                                                                                         ------
                                          ARTICLE VII
                                   TERMINATION AND AMENDMENT
7.1.   Termination.....................................................................  AI-38
7.2.   Effect of Termination...........................................................  AI-39
7.3.   Amendment.......................................................................  AI-39
7.4.   Extension; Waiver...............................................................  AI-39
                                         ARTICLE VIII
                                      GENERAL PROVISIONS
8.1.   Nonsurvival of Representations and Warranties...................................  AI-39
8.2.   Notices.........................................................................  AI-40
8.3.   Interpretation..................................................................  AI-40
8.4.   Counterparts....................................................................  AI-40
8.5.   Entire Agreement; No Third Party Beneficiaries..................................  AI-41
8.6.   Governing Law...................................................................  AI-41
8.7.   Assignment......................................................................  AI-41
8.8.   Severability....................................................................  AI-41
8.9.   Enforcement of this Agreement...................................................  AI-41
Signatures.............................................................................  AI-42

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of March 27, 1996, among Apache Corporation, a Delaware corporation (the "Parent"), YPY Acquisitions, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the "Merger Sub"), and The Phoenix Resource Companies, Inc., a Delaware corporation (the "Company").

     WHEREAS, the respective Boards of Directors of the Parent, the Merger Sub and the Company, and the Parent acting as the sole stockholder of the Merger Sub, have approved the merger of the Merger Sub with and into the Company (as described herein or as modified as contemplated under Section 1.6, the "Merger"), pursuant and subject to the terms and conditions of this Agreement, whereby each issued and outstanding share of Common Stock, par value $0.01 per share, of the Company ("Company Common Stock") not owned by the Company directly or through a wholly owned Subsidiary (as defined below) will be converted into the right to receive Common Stock, par value $1.25 per share, of the Parent ("Parent Common Stock"), and the Cash Consideration (as defined below), all as provided herein;

     WHEREAS, the Board of Directors of the Company has determined that the Merger is consistent with and is in the best interests of the Company and its stockholders and has adopted this Agreement and approved the Merger and the other transactions contemplated hereby, and recommended approval and adoption of this Agreement by the holders of the Company Common Stock;

     WHEREAS, the Board of Directors of the Parent has determined that the Merger is in furtherance of the long-term business strategy of the Parent, and is consistent with and in the best interests of the Parent and its stockholders and has adopted this Agreement and approved the Merger and the other transactions contemplated hereby;

     WHEREAS, as a condition to the willingness of the Parent and the Merger Sub to enter into this Agreement, the Parent has required that the executive officers and directors of the Company agree, and in order to induce the Parent and the Merger Sub to enter into this Agreement such executive officers and directors have agreed pursuant to that certain letter of even date herewith, to vote in favor of the Merger as provided in such letter;

     WHEREAS, the Boards of Directors of the Merger Sub and the Parent, as the sole stockholder of the Merger Sub, have adopted this Agreement and approved the Merger and the other transactions contemplated hereby;

     WHEREAS, for United States income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, the Parent, the Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the consummation of the Merger;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1. The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.2).

     1.2. Effective Time of the Merger. Subject to the provisions of this Agreement, a certificate of merger (the "Certificate of Merger") shall be duly prepared, executed and acknowledged by the Surviving Corporation (as defined in Section 1.4) and thereafter delivered to the Secretary of State of the State of Delaware, for filing, as provided in the DGCL, as soon as practicable on or after the Closing Date (as defined in Section 1.3). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

     1.3. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the first business day after satisfaction of the latest to occur of the conditions set forth in Sections 6.1 (provided that the other closing conditions set forth in Article VI have been met or waived as provided in Article VI at or prior to the Closing) (the "Closing Date"), at the principal executive offices of the Parent, unless another date, time or place is agreed to in writing by the parties hereto.

     1.4. Effects of the Merger.

     (a) At the Effective Time, (i) the separate existence of the Merger Sub shall cease and the Merger Sub shall be merged with and into the Company (the Merger Sub and the Company are sometimes referred to herein as the "Constituent Corporations," and the Company is sometimes referred to herein as the "Surviving Corporation"), (ii) the Certificate of Incorporation, as amended to date, of the Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, and (iii) the By-laws of the Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation.

     (b) At and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and singular rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts and liabilities had been incurred by it.

     1.5. Officers and Directors. The officers and directors of the Merger Sub immediately prior to the Effective Time shall become the officers and directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

     1.6. Alternative Structure. Notwithstanding anything to the contrary provided elsewhere in this Agreement, if at any time following the execution and delivery of this Agreement the Parent determines that it is necessary to restructure the Merger in order for the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code, the Merger shall be restructured so that the Company merges with and into the Merger Sub with the Merger Sub being the Surviving Corporation after the Effective Time. The

Parent shall notify the Company in writing promptly of such a determination and the parties hereto shall take any and all actions as are necessary to reflect and give effect to the foregoing changes to the structure of the Merger. In the event that the Merger is restructured in accordance with this Section 1.6, the "Surviving Corporation" referred to herein shall be deemed to refer to the Merger Sub.

     1.7. Board of Directors of Parent. Prior to the Effective Time, the Board of Directors of Parent shall take all necessary action to designate a present director of the Company, in Parent's sole discretion, to serve as an additional director of Parent commencing at the Effective Time, provided that such designee shall consent to such appointment. The Board of Directors of Parent shall take all action necessary to cause such designee (provided that he has consented to so serve) to be appointed or elected as a director of Parent commencing at the Effective Time.

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     2.1. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or capital stock of the Merger Sub:

     (a) Capital Stock of the Merger Sub. Each share of capital stock of the Merger Sub issued and outstanding at the Effective Time, shall remain outstanding and shall be unchanged after the Merger and shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

     (b) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by the Parent, the Merger Sub or any other wholly owned Subsidiary of the Parent or the Company shall be canceled and retired and shall cease to exist and no stock of the Parent or other consideration shall be delivered in exchange therefor.

     (c) Merger Consideration. Subject to Section 2.2(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive (i)
 .75 validly issued, fully paid and nonassessable shares of Parent Common Stock; and (ii) $4.00 in cash (the "Cash Consideration") (such shares of Parent Common Stock and Cash Consideration being referred to herein collectively as the "Merger Consideration"); provided, however, that, in any event, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the number of shares of Parent Common Stock to be received shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon the surrender of such certificate in accordance with Section 2.2, without interest.

     2.2. Exchange of Certificates.

     (a) Exchange Agent. As of the Effective Time, the Parent shall deposit the aggregate amount of Merger Consideration required to be exchanged in accordance with the terms of this Article II with Norwest Bank Minnesota, N.A., or another commercial bank or trust company designated by the Parent which is reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Parent and the Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration determined pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

     (c) Dividends and Distributions with Respect to Unsurrendered
Certificates. No dividends or other distributions made on or after the Effective Time with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable escheat laws, following surrender of any such Certificate, the Parent shall pay or cause to be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time previously paid with respect to Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

     (d) No Further Ownership Rights in Company Common Stock. Payment of the Merger Consideration and any cash payments pursuant to Section 2.2(c) or 2.2(e) made upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such shares of Company Common Stock; provided, however, that the Surviving Corporation shall remain obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date hereof and that remain unpaid at the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

     (e) No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of the Parent. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by the closing price per share of Parent Company Stock on The New York Stock Exchange, Inc. ("NYSE") Composite Transactions Reporting System on the last trading day immediately preceding the Effective Time. The Parent shall make available to the Exchange Agent the amount of cash required to make any cash payments in lieu of fractional shares.

     (f) Termination of Exchange Agent. Any Merger Consideration or cash in lieu of fractional shares that remains undistributed to the stockholders of the Company for six months after the Effective Time shall be delivered by the Exchange Agent to the Parent, upon demand, and any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Parent for payment of their claim for Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock. Thereafter, subject to Section 2.1(g), the Parent shall have the same obligations as the Exchange Agent to distribute the Merger Consideration and cash in lieu of fractional shares of Parent Common Stock in accordance with the provisions of this Agreement.

     (g) No Liability. Neither the Parent nor the Company shall be liable to any holder of shares of Company Common Stock for any Merger Consideration or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1. Representations and Warranties of the Company. Except as set forth on the schedule of disclosures made by the Company to the Parent that has been delivered simultaneously with the execution of this Agreement ("Company Disclosure Schedule") or the Company SEC Documents (hereinafter defined), the Company represents and warrants to the Parent and the Merger Sub as follows:

     (a) Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on the Company or its Significant Subsidiaries (as hereinafter defined) individually. For purposes of this Agreement, (i) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to the Parent or the Company, any change or effect that is or, so far as can reasonably be determined, may be materially adverse to the assets, liabilities, business, condition (financial or otherwise) or cash flows from operating activities of the Parent and its Subsidiaries taken as a whole or the Company and its Subsidiaries taken as a whole, as the case may be (unless the context specifies that such change or effect shall be taken individually), and (ii) "Subsidiary" means any corporation, partnership, joint venture (exclusive of any joint operating agreement) or other legal entity of which the Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), (A) owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, or (B) is a general partner. All of the Company's Subsidiaries are listed on Schedule 3.1(a) of the Company Disclosure Schedule. None of the Company's Subsidiaries is a partnership.

     (b) Capital Structure. As of the date hereof, the authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 5,000,000 shares of Preferred Stock, par value $0.01 per share of the Company ("Company Preferred Stock"). At the close of business on March 27, 1996, (i) 16,097,756 shares of Company Common Stock were outstanding, 1,276,057 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding stock options issued pursuant to the Company's 1990 Employee Stock Option Plan or 1990 Nonemployee Director Stock Option Plan, or were reserved for issuance pursuant to the Nonemployee Director Compensation Plan (such stock, stock option and compensation plans, collectively, the "Company Stock Plans"), (ii) 864,164 shares of Company Common Stock were held by the Company in its treasury, or by its wholly owned Subsidiaries, (iii) no shares of Company Preferred Stock were outstanding and none were held by the Company or any Subsidiary in its treasury and (iv) no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt"), were issued or outstanding. Except as set forth in Schedule 3.1(b) of the Company Disclosure Schedule, all of the outstanding shares of capital stock of each corporate Subsidiary of the Company, and all of the equity interests in each non-corporate Subsidiary of the Company, are owned beneficially and of record by the Company or another Subsidiary of the Company, free and clear of all liens, pledges, adverse claims, charges, security interests or other encumbrances of any kind. All outstanding shares of the Company's capital stock are validly issued, fully paid and nonassessable and not subject to preemptive rights. All the outstanding shares of capital stock of the Subsidiaries of the Company that are corporations and all of the Company's direct or indirect ownership interest in the Company's Subsidiaries that are not corporations are validly issued, fully paid and nonassessable and not issued subject to any preemptive rights. As of the date of this Agreement, except pursuant to the Company Stock Plans, there are no options, warrants, calls, rights, or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound obligating the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt of the Company or of any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right or agreement. After the Effective Time, there will be no option, warrant, call, right or agreement obligating the Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any Voting Debt of the Company or any Subsidiary of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right or agreement. Except as disclosed in the Company SEC Documents, and except for the capital stock and ownership interests of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock, equity interest or other ownership interest in any corporation, partnership, association, joint venture (exclusive of any joint operating agreement), limited liability company or other entity.

     (c) Authority; Non-Contravention. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval of this Agreement by the stockholders of the Company, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to such approval of this Agreement by the stockholders of the Company. The board of directors of the Company at a meeting duly called and held on March 27, 1996, unanimously determined that the Merger is fair to and in the best interests of the Company and its stockholders, approved this Agreement, resolved to recommend approval by the Company's stockholders of this Agreement, and directed that this Agreement be submitted to the Company's stockholders for their approval. This Agreement has been duly executed and delivered by the Company and, subject to such approval of this Agreement by the stockholders of the Company and assuming the valid authorization, execution and delivery of this Agreement by the Parent and the Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any lien, pledge, security interest, adverse claim, charge, or other encumbrance upon any of the properties or assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation") of the Company or any of its Subsidiaries pursuant to any provision of (i) the Certificate of Incorporation, as amended, or By-laws of the Company (true and complete copies of which as of the date hereof have been delivered to the Parent) or any provision of the comparable charter or organization documents of any of its Subsidiaries, (ii) any contract, agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, Plan (as defined in Section 3.1(i)) or other agreement, obligation, instrument, permit, concession, franchise, or license applicable to the Company or any of its Subsidiaries, or (iii) any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets, and with respect to clauses (ii) and (iii), other than (a) a Violation which would not have a Material Adverse Effect on the Company (other than with respect to the Egyptian Agreements (as defined in Section 3.1(x)) and with respect to the Egyptian Agreements, would not affect adversely any material rights thereunder,
(b) Plans (including employment agreements) in accordance with the terms thereof and as summarized in the Company SEC Documents and (c) cancellations, terminations or accelerations under the Non-Employee Director Compensation Plan of the Company in accordance with its terms. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing with the Securities and Exchange Commission ("SEC") of (A) a proxy statement/prospectus in definitive form relating to the meeting of the Company's stockholders to be held in connection with the Merger (the "Proxy Statement"), and (B) such reports under Sections 13(a), 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the corporation, takeover, "Blue Sky" or securities laws of various states of the United States.

     (d) SEC Documents. The Company has made available to the Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement, including the exhibits thereto, filed by the Company with the SEC since January 1, 1993 (as such documents have since the time of their filing been amended, the "Company SEC Documents") which are all the documents (other than preliminary material) that the Company was required to file with the SEC since such date. As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended, together with the rules and regulations thereunder (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and, as of their respective dates, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows (or changes in financial position prior to the approval of Statement of Financial Accounting Standards Number 95 ("FASB 95")) for the periods then ended.

     (e) Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof, from January 1, 1996 through the date hereof, the Company has conducted its business only in the ordinary course consistent with past practice, and there has not been (i) any declaration, setting aside or payment of any dividend or distribution (whether in cash, stock or property) with respect to any of the Company's capital stock or any securities of a Subsidiary not wholly-owned directly or indirectly by the Company or any redemption, purchase or other acquisition by the Company of any of its securities or any securities of a Subsidiary not wholly-owned directly or indirectly by the Company, except for the declaration and payment of the Company's quarterly cash dividend in the amount of $.03 per share declared in March 1996, and to be paid on March 29, 1996, (ii) any damage, destruction or loss (whether or not covered by insurance) to any material asset of the Company or its Subsidiaries, except for any damage, destruction or loss that did not have a Material Adverse Effect on the Company, (iii) other than in the ordinary course of business, any expenditure or loan of funds, contractual commitment or governmental order to expend or liability or obligation incurred by the Company involving an amount in excess of $200,000, or any series thereof of similar type or nature aggregating to an amount in excess of $200,000, (iv) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles,

(v) except as contemplated in this Agreement, any revaluation by the Company of any of its assets, including the writing down or off of notes or accounts receivable or any election relating to taxes or settlement or compromise of any tax liability, other than in the ordinary course of business and consistent with past practices and, in the case of notes or accounts receivable and elections, settlements or compromises with respect to taxes, not in excess of $200,000 in the aggregate, or (vi) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company or give rise to a Material Adverse Change with respect to the Company (other than changes in general economic conditions that affect the oil and natural gas industry generally, including, without limitation, the supply of, demand for and prices for, oil and natural gas). As of the date of this Agreement the Company is not engaged in any discussions with any third party regarding any possible Acquisition Transaction (as hereinafter defined).

     (f) Litigation. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, there is no suit, action, or proceeding pending, or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary of the Company that is reasonably likely to have a Material Adverse Effect on the Company or any of its Significant Subsidiaries taken individually, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company having, or which, insofar as reasonably can be foreseen, in the future could have, any such effect.

     (g) Compliance with Applicable Laws. The Company and its Subsidiaries hold all required, necessary or applicable permits, licenses, grants, authorizations, easements, variances, exemptions, certificates, orders, franchises and approvals (collectively, "Permits") necessary to own, lease and operate their material properties and to carry on their material business as now being conducted (the "Company Permits"), except where the failure to have any Permits would not have Material Adverse Effect on the Company, and there is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened regarding the suspension or cancellation of any of the Company Permits. The Company and its Subsidiaries are in compliance with the terms of the Company Permits except where the failure to so comply would not have a Material Adverse Effect on the Company. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has violated or failed to comply with any statute, law, ordinance, regulation, rule or order of any Governmental Entity, any arbitration award or any judgment, decree or order of any court or other Governmental Entity, applicable to the Company or any of its Subsidiaries or their respective business, assets or operations, except such violations or failures that in the aggregate would not have a Material Adverse Effect on the Company (other than with respect to the Egyptian business, operations and properties and the Egyptian Agreements) and with respect to such Egyptian matters and agreements, such violations or failures that would not materially affect adversely such business, operations or properties or any material rights under the Egyptian Agreements or could reasonably result in prosecution for criminal acts of the Company, any of its Subsidiaries or any of their respective officers, directors or stockholders.

     (h) Advisors. No broker, investment banker, financial advisor or other person, other than Petrie Parkman & Co. ("Petrie Parkman") the fees and expenses of which will be paid by the Company on the terms set forth in the engagement letter, as amended as of the date hereof, copies of which have been furnished to the Parent, is entitled to any broker's, finders, advisory or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

     (i) Pension and Other Employee Plans and Agreements.

          (i) Except for Plans (as defined herein) that are either (a) described in or attached as exhibits to the Company SEC Documents, and (b) Plans that may be terminated by the Company or any ERISA Affiliate within 30 days without material liability to the Company, as of the date of this Agreement, the Company and its Subsidiaries have no pension, profit sharing, stock option, stock purchase, incentive, bonus, life, health, disability or accident plans, deferred compensation plans, Section 125 cafeteria plan and other employee compensation or benefit plans, agreements, practices, policies, contracts, arrangements or commitments, including severance agreements, change in control agreements, or other similar matters and labor union agreements relating to present and former employees and/or independent contractors (including beneficiaries thereof) of the Company and all entities that are treated as being one employer with the Company under Code Section 414 (the "ERISA Affiliates"), with respect to which the Company has or may have any material liability (collectively the "Plans" and individually a "Plan").

          (ii) With respect to each Plan of the Company or any Subsidiary, the Company and its ERISA Affiliates have complied in all material respects with, and each Plan conforms to in all material respects, and has from its inception been operated in all material respects in compliance with, all applicable laws and regulations including ERISA and the Code to the extent applicable, and each Plan has been administered in all material respects in accordance with its terms. Neither the Company nor any ERISA Affiliate has any commitment or has taken any action to adopt or establish any additional Plans or to materially increase the benefits under any Plan. Except for immaterial amounts and payments, all contributions required to and payments under or with respect to any Plan and all premiums for insurance coverage for each fiscal year of each Plan ended before the date of this Agreement and for any portion of a fiscal year ending on the Effective Time have been paid and all material payments to be made but not yet due have been properly accrued and recorded in the most recent financial statements included in the Company SEC Documents. No Plan of the Company or any Subsidiary is subject to Title IV of ERISA or Section 412 of the Code. There is no pending or, to the knowledge of the Company, threatened or anticipated litigation, arbitration, proceeding, claim (other than an undisputed claim for payment of benefits in accordance with the terms thereof), demand, grievance, or allegation of unfair labor practice (or any basis therefor) involving any of the Plans of the Company or any Subsidiary or any investigation, proceeding, administrative review, audit or other administrative agency process, which in any case could result in imposition on the Company or any ERISA Affiliate of any material penalty, assessment or liability in connection with any of the Plans, individually or collectively.

          (iii) The Company or an ERISA Affiliate can unilaterally terminate each Plan at any time without material liability to any person other than
     (a) such liability, if any, accrued and recorded in the most recent financial statements included in the Company SEC Documents as of the Closing, or (b) obligations that arise from cancellations, terminations or accelerations under Plans or employment agreements in accordance with the terms thereof.

     (j) Certain Agreements. Except as filed as an exhibit to the Company SEC Documents filed prior to the date of this Agreement and except for compensation arrangements summarized in the Company's definitive proxy materials included in the Company SEC Documents, there exist no (i) material employment, consulting, severance, termination or indemnification agreements, arrangements or understandings between the Company or any of its Subsidiaries and any officer, director or key employee of the Company or any of its Subsidiaries, (ii) agreements with any executive officer or other key employee of the Company or any Significant Subsidiary (as defined hereinafter) of the Company the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement, or (iii) agreements or plans, including any stock option plans, stock appreciation right plans, restricted stock plans or stock purchase plans, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     (k) Certain Business Practices. There are no situations with respect to the Company or any of its Subsidiaries that involved or involves (i) the use of any corporate funds or unlawful contributions, gifts or entertainment or other unlawful expenses related to political activity, (ii) the making of any direct or indirect unlawful payments to government officials or others from corporate funds or the establishment or maintenance of any unlawful or unrecorded funds,
(iii) the violation of any of the provisions of the United States Foreign Corrupt Practices Act of 1977, or any rules or regulations promulgated thereunder, or (iv) the receipt of any illegal discounts or rebates or any other violation of the antitrust laws, except for situations which do not presently, or could not after the passage of time reasonably be expected to, result in a Material Adverse Effect on the Company (other than with respect to the Egyptian business, operations and properties) and, with respect to such Egyptian matters, situations that would not materially and adversely affect such business, operations or properties.

     (l) Insider Interests. Except as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof, no affiliate, officer or director of the Company or any of its Subsidiaries has any agreement with the Company or any of its Subsidiaries or any interest in any property, real or personal, tangible or intangible, of the Company or any of its Subsidiaries except for the normal rights as a stockholder or an employee and except for such other matters which, under the rules of the SEC, are not required to be disclosed.

     (m) Intellectual Property. The Company and its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs ("Company Intellectual Property") currently used in the conduct of the business and operations of the Company and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Company Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The use of such Company Intellectual Property by the Company and its Subsidiaries does not infringe on the rights of any person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of the Company and its Subsidiaries which could have a Material Adverse Effect on the Company, and no person is infringing on any right of the Company or any of its Subsidiaries with respect to any such Company Intellectual Property in a manner which would have a Material Adverse Effect on the Company. No claims are pending or, to the Company's knowledge, threatened that the Company or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Company Intellectual Property.

     (n) Labor Matters. There are no collective bargaining agreements or other labor union agreements or understandings to which the Company or any of its Subsidiaries is a party or by which any of them is bound, nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that the Company or any Subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions. Since December 31, 1995, neither the Company nor any of its Subsidiaries has encountered any labor union organizing activity, or had any actual or, to the Company's knowledge, threatened employee strikes, work stoppages, slowdowns or lockouts.

     (o) Insurance. The Company has delivered to Parent a schedule which is a true and correct copy of a summary of the amount and scope of insurance as to which the Company or any of its Subsidiaries has insurance contracts. All of the Company's insurance policies or contracts of insurance are sufficient for compliance with all requirements of law and of all agreements to which the Company or any of its Subsidiaries is a party, except for violations that would not have a Material Adverse Effect on the Company. All insurance policies pursuant to which any such insurance is provided are in full force and effect, no notice of cancellation or termination has been given to the Company or any of its Subsidiaries by the carrier, and all premiums required to be paid have been paid in full.

     (p) Environmental Matters. Except to the extent that would not have a Material Adverse Effect on the Company or any of its Significant Subsidiaries taken individually: (a) the Company and its Subsidiaries have not received notice of any violation of or investigation relating to any United States, Egyptian or other federal, state, provincial or local environmental or pollution law, regulation, or ordinance with respect to assets now or previously owned or operated by the Company or any of its Subsidiaries that has not been fully and finally resolved; (b) all permits, licenses and other authorizations that are required under United States, Egyptian or other federal, state, provincial and local laws with respect to pollution or protection of the environment ("Environmental Laws") relating to assets now owned or operated by the Company or any of its Subsidiaries, including Environmental Laws relating to actual or threatened emissions, discharges or releases of pollutants, contaminants or hazardous or toxic materials or wastes ("Pollutants"), have been obtained and are effective, and, with respect to assets previously owned or operated by the Company or any of its Subsidiaries, were obtained and were effective during the time of the Company's or any Subsidiaries' operation; (c) no conditions exist on, in or about the properties now or previously owned or operated by the Company or any of its

Subsidiaries or any third-party properties to which any Pollutants generated by the Company or any of its Subsidiaries were sent or released that could give rise on the part of the Company or any of its Subsidiaries to liability under any Environmental Laws, claims by third parties under Environmental Laws or under common law or the incurrence of costs to avoid any such liability or claim (collectively, "Environmental Liabilities"); and (d) all operators of the Company's or any of its Subsidiaries' assets are in compliance with all terms and conditions of such Environmental Laws, permits, licenses and authorizations, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder, relating to the Company's or any of its Subsidiaries' assets.

     (q) Condition of Assets. The physical assets owned or leased by the Company and each of its respective Subsidiaries which are used in the operation of their respective businesses have been maintained in all material respects in a state of repair so as to be adequate for normal operations.

     (r) Tax Matters.

          (i) "Company Group" shall mean any "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in
     Section 1504(b) of the Code) that includes the Company. "Company Subsidiaries" shall mean the corporations that are set forth on Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 included in the Company SEC Documents and which the Company owns, directly or indirectly, 80% or more of the stock. "Tax" (and, with correlative meaning, "Taxes" and "Taxable") shall mean any United States, Egyptian, or other federal, state, provincial, local or foreign income, gross receipts, property, sales, goods and services use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any governmental authority. "Tax Return" shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim or refund, amended return and declaration of estimated Tax.

          (ii) With respect to each of the Company, the Company Group and each Company Subsidiary: (A) all Tax Returns required to be filed relating to federal income taxes or Egyptian taxes, or all other Tax Returns where the failure to file such returns or pay the related Taxes would have a Material Adverse Effect on the Company, have been timely filed with the appropriate Governmental Entities in all jurisdictions in which such Tax Returns are required to be filed; (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid, except for any Taxes that are not material in amount; (C) no material claim is pending before any Governmental Entity in a jurisdiction in which the Company, the Company Group or any Company Subsidiary does not file Tax Returns that the Company, the Company Group or any Company Subsidiary is or may be subject to taxation by that jurisdiction; (D) the Company, the Company Group, each Company Subsidiary, and any affiliated group as defined in Section 1504 of the Code other than the Company Group of which the Company or any member of the Company Group has ever been a member has paid (or accrued in its most recent financial statements filed with Company SEC Documents) all Taxes attributable to all periods or portions thereof ending on or before the Closing Date, except for any Taxes that are not material in amount; (E) there are no liens for Taxes, except for any Taxes that are not material in amount, upon any asset of the Company, the Company Group or any Company Subsidiary except for liens for current Taxes not yet due; (F) no material deficiency in respect of Taxes which have been assessed against the Company, the Company Group or any Company Subsidiary remains unpaid and there are no audits or investigations pending against the Company, the Company Group or any Company Subsidiary with respect to any Taxes, except for any Taxes that are not material in amount; (G) there are no material claims, assessments, levies, administrative proceedings or lawsuits pending or, to the knowledge of the Company, threatened against the Company, the Company Group or any Company Subsidiary, to the knowledge of the Company, by any tax authority; (H) none of the Company, the Company Group or any Company Subsidiary has any material liability for penalties with respect to the Tax Returns described in clause (A); (I) the Company has set up an adequate reserve for the payment of all Taxes required to be paid as shown on the most recent tax returns of the Company Group; and (J) the most recent financial statements contained in the Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements.

          (iii) The Company has not been notified or advised that Egyptian General Petroleum Corporation has taken a tax credit under Egyptian tax laws and regulations for Egyptian taxes paid on behalf of the Company pursuant to any Concession Agreement, as hereinafter defined.

          (iv) International Boycott. The Company has not participated in and will not participate in an international boycott within the meaning of
     Section 999 of the Code.

          (v) Existing Partnerships. The Company is not a party to any joint venture, partnership, or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

     (s) No Excess Parachute Payments or Compensation. Except as disclosed to Parent in a written summary, a true and correct copy of which has been delivered to Parent:

          (i) no deduction will be disallowed in excess of $100,000 in the aggregate under Section 280G(a) of the Code for any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Subsidiaries who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Plan currently in effect;

          (ii) no deduction for employee remuneration paid or payable (including any remuneration payable as a result of the Merger) to any covered employee (as defined in Section 162(m)(3) of the Code) of the Company or any of its Subsidiaries has been or will be disallowed in excess of $100,000 in the aggregate under Section 162(m) of the Code.

     (t) Opinion of Financial Advisor. The Company has received the opinion of Petrie Parkman dated the date hereof to the effect that, as of the date hereof, the consideration to be received in the Merger by the Company's stockholders is fair to the Company's stockholders from a financial point of view, a copy of which opinion has been delivered to the Parent.

     (u) Takeover Defense Mechanisms. The Company has taken all action to assure that Section 203 of the DGCL shall not apply to prevent the Merger or any of the other transactions contemplated hereby (including prior approval by the Board of Directors of the Company of any "transaction which resulted in" Parent "becoming an interested stockholder" within the meaning of Section 203 of the DGCL).

     (v) Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to cast is the only vote of the holders of any class or series of the Company capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     (w) Hedging. Except as set forth in the Company SEC Documents and except for obligations that would not have a Material Adverse Effect on the Company, the Company and its Subsidiaries have no obligations as of the date of this Agreement for the delivery of hydrocarbons attributable to any of the Company's or any of its Subsidiaries' properties in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Neither the Company nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts which are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including hydrocarbons or securities.

     (x)  Concession Agreements and Other Interests.

          (i) The Company SEC Documents accurately summarize the material rights and obligations of the Company and its Subsidiaries in the Khalda Concession Agreement and Qarun Concession Agreement, as amended, (the "Concession Agreements") and any applicable related material agreements (such material agreements together with the Concession Agreements are herein referred to as the "Egyptian Agreements"), and true and correct copies of the Egyptian Agreements have previously been delivered to Parent. The Company's Subsidiaries have legal and beneficial title and ownership to such rights, free and clear of all liens, security interests, mortgages, pledges, claims, charges, or other encumbrances, except for the security interests and encumbrances created in connection with the loan to the Company and its Subsidiaries by the International Finance Corporation (the "IFC Loan Agreement") and except for "Permitted Liens" as defined in the IFC Loan Agreement.

          (ii) The descriptions contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, accurately summarize for each of the Egyptian Agreements, including an adjustment for the effect of the Khalda Farmout Agreement, the following: (A) the cost-bearing percentage interest of cost to be borne by the Company or its applicable Subsidiary in connection with expenditures for operations on the lands subject to each Concession Agreement, (B) the percentage of profit oil and excess cost recovery oil to which the Company or its applicable Subsidiary is entitled to receive from the production of hydrocarbons from the lands subject to each Concession Agreement, (C) the amount of capital expenditures incurred from inception of the grant of each Concession Agreement through December 31, 1995 and recoverable from production from the Lands subject to each Concession Agreement, and (D) the Company's share of such unrecovered capital expenditures under the Khalda Concession Agreement, as of December 31, 1995.

          (iii) The Company has furnished Parent with a true and correct copy of the joint account statements as of December 31, 1995 for each of the Concession Agreements, and the most recently available joint account statements under the Concession Agreements.

          (iv) To the knowledge of the Company, neither the Company nor any of its Subsidiaries owns any cost-bearing interest in hydrocarbons or in hydrocarbon leases, royalties, overriding royalties, production payments, net profits interests, fee minerals, or other mineral interests wherever located except the Concession Agreements, except for such interests which require the Company to bear its share of costs not exceeding $200,000 in the aggregate.

     (y) Egyptian Agreements. Neither the Company nor any of its Subsidiaries is in breach or default in the performance, observation or fulfillment of any of the obligations, covenants or conditions contained in any Egyptian Agreement, nor would there be any such breach or default (i) which would be reasonably likely to occur following the passage of time based solely upon present facts, conditions, or circumstances known to the Company or any of its Subsidiaries, or
(ii) which would be caused by the execution of this Agreement or the consummation of the transactions contemplated hereby without having first satisfied all of the conditions thereto set forth herein, and which in any case would have an adverse effect on the material rights of the Company and its Subsidiaries under the Egyptian Agreements. Neither the Merger nor any of the transactions contemplated by this Agreement will give rise to any preferential rights to purchase any of the assets of the Company or its Subsidiaries or any similar rights of first refusal under any Egyptian Agreement. All material rights and interests of the Company and its Subsidiaries under or deriving from the Egyptian Agreements are in full force and effect and no act or omission of the Company or its Subsidiaries, or of any other person has occurred which would or might entitle the Arab Republic of Egypt to revoke, modify, cancel or requisition the concessions and interests granted thereunder, and no notice has been given to the Company, any of its Subsidiaries or, as far as the Company or its Subsidiaries are aware, to any other person by the Arab Republic of Egypt or representative thereof, of any intention to revoke or requisition any of the Egyptian Agreements and there are no other grounds for rescission, cancellation, avoidance, revocation, repudiation or termination of the Concession Agreements.

     (z) Other Contracts. Except for those agreements filed as an exhibit to the Company's SEC Documents, the Egyptian Agreements, and the IFC Loan Agreement, the Company and its Subsidiaries have no contracts, agreements, leases or similar arrangements to which the Company or any of its Subsidiaries is a party or by which any of the assets of the Company or any of its Subsidiaries are bound and which:

          (i) is an agreement for the sale or purchase, transportation, treatment, marketing, or option or call on production of any hydrocarbons, except those agreements which by the terms of such agreement expire within three months or can be terminated by the Company or its Subsidiary, as applicable, upon not more than three months notice without penalty and except as summarized in the Company SEC Documents;

          (ii) creates any area of mutual interest with respect to the acquisition by the Company or any of its Subsidiaries or any of their respective assigns of any interest in any hydrocarbons, lands or other assets;

          (iii) is a farmout, farmin or operating agreement relating to any interests in oil and gas production or a related concession;

          (iv) evidences a lease or rental of any land, building, or other improvements or portion thereof for a price in excess of $100,000 per year;

          (v) creates or evidences a mortgage, indenture, guarantee, note, loan agreement, pledge agreement, installment obligation, or other instrument for or relating to any borrowing of more than $100,000, except for inter-company borrowings between or among the Company and its Subsidiaries and a letter of credit in the amount of approximately $1,300,000 for the purchase of tubular products in connection with operations on the Qarun Concession;

          (vi) creates or evidences an asset purchase or sale agreement or an agreement providing for the payment of a deferred purchase price for property or services in excess of $200,000;

          (vii) creates or evidences an obligation to be or remain liable for any Environmental Liabilities, excluding joint operating agreements entered into in the ordinary course of business;

          (viii) is not described in items (i) through (vii) above and involves expenditures or receipts of $200,000 or more in any calendar year; or

          (ix) is not described in items (i) through (viii) above and the breach or loss of which would have a Material Adverse Effect on the Company.

     As to all such contracts, agreements, leases and arrangements listed as an exhibit in the Company SEC Documents (including the Egyptian Agreements) and the IFC Loan Agreement (A) such contracts, agreements, leases and arrangements are in full force and effect; (B) except to the extent that they are non-monetary and not material, there are no violations or breaches thereof, or existing facts or circumstances which upon notice or the passage of time or both will constitute a violation or breach thereof by the Company or any of its Subsidiaries or by any other party thereto; (C) no notice of the exercise or attempted exercise of premature termination, price reduction, market-out, curtailment or force majeure has been received by the Company or any of its Subsidiaries with respect thereto; (D) no notice has been received by the Company that any party thereto intends not to honor its material obligations thereunder; and (E) except with regard to contracts as to which such delivery or access would violate the terms of such contract or any other agreement, true and correct copies thereof have been made available to Parent by the Company and the Company will, or will cause its applicable Subsidiaries to, promptly make requests of the parties for which delivery or access is so restricted and use reasonable best efforts to obtain or afford Parent access to such contracts.

     (aa) Internal Financial Report. The report of cash flows for the period ended February 29, 1996 prepared for the internal use of the Company's management (a true and correct copy of which has been furnished to Parent) was prepared in accordance with and consistent with past practice.

     (ab) Reserve Report. The Company has delivered to the Parent a true and correct copy of the reserve report of Netherland & Sewell, the Company's independent petroleum engineers, dated January 1, 1996 (the

"Reserve Report"), relating to the proved and proved plus probable hydrocarbon reserves of certain leasehold and royalty interests owned by the Company and its Subsidiaries as of such date. As of the date of such report, the proved oil and gas quantities included in the Reserve Report fairly represent the estimated quantities of oil and gas recoverable from the interests of the Company and its Subsidiaries from the properties covered by the Reserve Report, as stated therein. Such estimated quantities are based in whole or in part on studies performed by independent engineers. The Company made available to such engineers all information within its possession, and to its knowledge such information was true and correct. Since the date of such report, there have been (i) no adverse changes in the information provided to the engineers or (ii) any adverse changes or developments that would cause or be likely to cause a material revision to the estimates of aggregate oil and gas quantities reflected in such report or the estimated future net cash flows to be received from such quantities as reflected in the Reserve Report, except for production of oil, gas, and other hydrocarbons in the ordinary course of business and changes in general economic conditions that affect the international oil and natural gas industry generally, excluding any Egyptian governmental action, but including, the supply of, demand for and prices of, oil and natural gas.

     (ac) Undisclosed Liabilities. Except as set forth in the Company SEC Documents filed with the SEC prior to the date hereof, at the date of the most recent audited financial statements of the Company included in the Company SEC Documents, neither the Company nor any of its Subsidiaries had, and since such date neither the Company nor any of such Subsidiaries has incurred, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a financial statement or in the notes thereto or that, individually or in the aggregate, would have a Material Adverse Effect on the Company.

     (ad) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by the Parent in connection with the issuance of shares of Parent Common Stock in the Merger (together with any amendments or supplements thereto, the "Registration Statement") will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date mailed to the Company's stockholders and at the time of the meeting of the Company's stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provision of the Exchange Act and the rules and regulations thereunder.

     (ae) Accounts Receivable. Neither the Company nor any of its Subsidiaries has any account receivable which exceeds $200,000 and (i) is more than ninety days past due as of February 29, 1996, (ii) is reasonably likely not to be collected by the Company or its applicable Subsidiary and (iii) as to which no specific reserve amount has been provided for and reflected on the Company's balance sheet as of December 31, 1995 previously provided to Parent.

     (af) Operating Companies. The Company and its Subsidiaries have full legal and beneficial title to 20% of the outstanding shares of stock of Khalda Petroleum Company and 25% of the outstanding shares of stock of Qarun Petroleum Company formed under the Egyptian Agreements (the "Operating Companies"). The stock in the Operating Companies owned by the Company and its Subsidiaries is free and clear of all liens, security interests, mortgages, pledges, claims, charges or other encumbrances except for the security interests and encumbrances created in connection with the IFC Loan Agreement. To the knowledge of the Company, the Operating Companies are in compliance with their respective organizational documents. The transactions contemplated by this Agreement shall not adversely affect the rights of the Company and its Subsidiaries with respect to its ownership interest in the Operating Companies.

     (ag) Tax-Free Reorganization. With respect to the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code:

          (i) The fair market value of the Parent Common Stock and other consideration received by each Company stockholder will be approximately equal to the fair market value of the Company Common Stock surrendered in the exchange.

          (ii) To the knowledge of the Company's management, there is no plan or intention on the part of the stockholders of the Company to sell, exchange or otherwise dispose of a number of shares of Parent Common Stock received in the Merger which would reduce the Company stockholders' ownership of such Parent Common Stock to a number of shares having a value, as of the Closing Date, of less than fifty percent of the value of all of the formerly outstanding stock of the Company as of the same date. (For purposes of this representation, shares of Company Common Stock exchanged for cash or other property or exchanged for cash in lieu of fractional shares of Parent Common Stock are treated as outstanding Company Common Stock on the Closing Date. Additionally, shares of Company Common Stock and shares of Parent Common Stock held by Company stockholders, if any, and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger were considered in making this representation.)

          (iii) Immediately following the Merger, the Surviving Corporation will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of the Company's gross assets and at least 90 percent of the fair market value of Merger Sub's net assets and at least 70 percent of the fair market value of Merger Sub's gross assets held immediately prior to the Closing Date. (For purposes of this representation, amounts paid by the Company or Merger Sub to dissenters, amounts paid by the Company or Merger Sub to stockholders of the Company who receive cash or other property, amounts used by the Company or Merger Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends, if any) made by the Company are included as assets of the Company or Merger Sub, respectively, immediately prior to the Merger.)

          (iv) The Company has no plan or intention to issue additional shares of its stock that would result in Parent losing control of the Company within the meaning of Section 368(c) of the Code.

          (v) Following the Merger, the Surviving Corporation intends to continue its historic business or use a significant portion of its historic business assets in a business.

          (vi) Except as set forth in Section 5.10, (a) the Company and the stockholders of the Company will each pay their respective expenses, if any, incurred in connection with the Merger and (b) neither the Company nor its stockholders will pay any Parent or Merger Sub expenses incurred in connection with the Merger.

          (vii) There is no intercorporate indebtedness existing between Parent and the Company or between Merger Sub and the Company that was issued, acquired or will be settled at a discount.

          (viii) At the time of the Merger, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Company that, if exercised or converted, would affect Parent's acquisition or retention of control of the Company.

          (ix) The Company is not an investment company within the meaning of
     Section 368(a)(2)(F) of the Code.

          (x) On the Closing Date, the fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which its assets are subject.

          (xi) The Company is not under the jurisdiction of a court in a case under Title 11 of the United States Code, or a receivership, foreclosure, or similar proceeding in a federal or state court.

          (xii) None of the compensation received by any stockholder-employees of the Company will be separate consideration for, or allocable to, any of their shares of Company Common Stock.

     3.2. Representations and Warranties of the Parent. Except as set forth in the Parent SEC Documents (as hereinafter defined), the Parent represents and warrants to the Company as follows:

     (a) Organization, Standing and Power. The Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. The Parent and each of its Significant Subsidiaries (as defined below) is duly qualified to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. As used in this Agreement, (i) a "Significant Subsidiary" means any Subsidiary of the Company or the Parent, as the case may be, that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the SEC, and (ii) any reference to any event, change or effect being material with respect to any entity means an event, change or effect related to the condition (financial or otherwise), properties, assets, liabilities, businesses or operations of such entity.

     (b) Capital Structure. The authorized capital stock of the Parent consists of 215,000,000 shares of Parent Common Stock, and 5,000,000 shares of Preferred Stock, no par value ("Parent Preferred Stock"), of which 25,000 shares of Parent Preferred Stock have been designated Series A Junior Participating Preferred Stock ("Series A Preferred") and authorized for issuance pursuant to a Rights Agreement dated January 31, 1996 ("Parent Rights Agreement"). At the close of business on January 31, 1996 (i) 77,382,133 shares of Parent Common Stock were validly issued and outstanding, fully paid and nonassessable and free of preemptive rights, (ii) 16,632,573 shares of Parent Common Stock were reserved for issuance upon conversion of 3.93% convertible notes due 1997 and 6% convertible subordinated debentures due 2002 of the Parent, in connection with the Parent's program of asset acquisitions for Parent Common Stock, and in respect of the Parent's stock option, 401(k) and dividend reinvestment plans,
(iii) 1,119,991 shares of Parent Common Stock were held by the Parent in its treasury, (iv) no shares of Parent Preferred Stock were issued and outstanding, and (v) 9,401 shares of Series A Preferred Stock were reserved for issuance upon the exercise of certain rights that currently trade with Parent Common Stock ("Parent Rights") issued pursuant to the Parent Rights Agreement. The shares of Parent Common Stock issuable in exchange for Company Common Stock at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and the issuance of the shares will be registered under the Securities Act.

     (c) Authority; Non-Contravention. The Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent and the consummation by the Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Parent, and no approval of this Agreement by the stockholders of the Parent is required pursuant to the rules of the NYSE or the Chicago Stock Exchange, the Certificate of Incorporation or Bylaws of the Parent, or the DGCL. The board of directors of the Parent at a meeting duly called and held on March 27, 1996, unanimously approved this Agreement and the transactions contemplated herein, including the issuance of the Parent Common Stock as provided in this Agreement. This Agreement has been duly executed and delivered by the Parent and assuming the valid authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding obligation of the Parent enforceable against it in accordance with its terms. The issuance of shares of Parent Common Stock pursuant to this Agreement and the filing of the Registration Statement with the SEC have been duly authorized by the Parent's Board of Directors. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not constitute a Violation by the Parent or any of its Subsidiaries pursuant to any provision of (i) the Certificate of Incorporation or By-laws of the Parent or the Merger Sub (true and complete copies of which as of the date hereof have been delivered to the Company) or any provision of the comparable charter or organization documents of any of its Subsidiaries, (ii) any contract, agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, Benefit Plan (as defined in Section 3.1(i)), or other agreement, instrument, permit, concession, franchise, or license applicable to the Parent or any of its Subsidiaries, or (iii) any judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) or (iii) , any such Violations that would impair the ability of the Parent to perform its obligations hereunder or would prevent the consummation of any of the transactions contemplated hereby or would otherwise have a Material Adverse Effect on the Parent. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to the Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Parent or the consummation by the Parent of the transactions contemplated hereby, except for (i) the filing of a premerger notification report by the Parent under the HSR Act, (ii) filings under the Securities Act and the Exchange Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the corporation, takeover, "Blue Sky" or securities laws of various states of the United States.

     (d) SEC Documents. The Parent has timely filed with the SEC all required documents since January 1, 1993, and will timely file all required Parent SEC Documents between the date hereof and the Effective Time (all such documents, the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents complied or will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, as of their respective dates, none of the Parent SEC Documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Parent included or to be included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of the Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and statements of cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

     (e) Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof (all of which since December 31, 1995, have been furnished to the Company), there has not been (i) any condition, event or occurrence which, individually or in the aggregate, could reasonably be respected to prevent, hinder or materially delay the ability of the Parent to consummate the transactions contemplated by this Agreement, or
(ii) any Material Adverse Change with respect to the Parent (other than changes in general economic conditions that affect the oil and natural gas industry generally, including, without limitation, the supply of, demand for and prices for, oil and natural gas).

     (f) Litigation. Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof, there are no investigations, claims, actions, suits, or proceedings pending or, to the knowledge of the Parent, threatened, before or by any court or government agency which (i) will, or can reasonably be expected to, have a Material Adverse Effect on the Parent, or (ii) could have a material adverse effect on the transactions contemplated hereby or the performance of the Parent's obligations hereunder.

     (g) Compliance with Applicable Laws. The Parent and its Subsidiaries hold all required, necessary or applicable permits, licenses, grants, authorizations, easements, variances, exemptions, certificates, orders, franchises and approvals necessary to own, lease and operate its material properties and to carry on its material business as now being conducted (the "Parent Permits") and there is no action, proceeding or investigation pending or, to the knowledge of the Parent, threatened regarding the suspension or cancellation of any of the Parent Permits. The Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent Permits except where the failure to so comply would prevent the Parent from carrying on its principal business as currently being conducted. To the knowledge of the Parent, neither the Parent nor any of its Subsidiaries has violated or failed to comply with any statute, law, ordinance, regulation, rule or order of any Governmental Entity, any arbitration award or any judgment, decree or order of any court or other

Governmental Entity, applicable to the Parent or any of its Subsidiaries or their respective business, assets or operations, except such violations or failures that in the aggregate would not have a Material Adverse Effect on the Parent.

     (h) Advisors. No broker, investment banker or advisor or other person, other than Merrill Lynch & Co. ("Merrill Lynch"), the fees and expenses of which will be paid by the Parent on the terms set forth in the engagement letter, a copy of which has been furnished to the Company, is entitled to any broker's, finder's, advisory or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent or the Merger Sub.

     (i) Benefit Plans; ERISA Compliance.

          (i) Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof, since December 31, 1994, there has not been any adoption or material amendment by the Parent or any of its Subsidiaries of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, dependent care, cafeteria, employee assistance, scholarship or other plan, program, arrangement or understanding (whether or not legally binding) maintained in whole or in part, contributed to, or required to be contributed to by the Parent or any of its Subsidiaries for the benefit of any present or former officer, employee or director of the Parent or any of its Subsidiaries (collectively, and including all amendments thereto, for purposes of this Section 3.2(i), "Benefit Plans").

          (ii) Each "employee pension benefit plan" (as defined in Section 3(2) of ERISA) currently maintained in whole or in part, contributed to or required to be contributed to, by the Parent or any of its Subsidiaries for the benefit of any present or former officer, employee or director of the Parent or any of its Subsidiaries ("Pension Plan") and each former pension plan that is or was intended to be qualified under Section 401(a) of the Code has been the subject of a determination letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code or can still be submitted in a timely manner to the IRS for such a letter, and no such determination letter has been revoked nor, to the knowledge of the Parent, has revocation of any such letter been threatened, nor has any such plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs, and nothing has occurred or failed to occur which would cause the loss of such qualification, and all amendments required to be adopted before the Effective Time for any such Pension Plan to continue to be so qualified have been or will be duly and timely adopted, except that this sentence does not apply to any multiemployer plans; provided, however, that to the extent that this representation applies to terminated pension plans, this representation refers to the qualified status of any such plan through the time of its termination.

          (iii) Neither the Parent nor any of its Subsidiaries sponsors or maintains any defined benefit plan described in Section 3(35) of ERISA, or
     Section 414(j) of the Code, other than any such plan which is a "multiemployer plan" as such term is defined in Section 4001(a)(3) of ERISA, and no such plan has been terminated in a manner that resulted in any liability of the Parent and/or any Subsidiary to the PBGC. No entity, whether or not incorporated, which is deemed to be under common control (as defined in Section 414 of the Code) with the Parent and/or any of its Subsidiaries sponsors or maintains any such defined benefit plan.

          (iv) Each of the Benefit Plans sponsored by, and each of the benefit plans formerly sponsored by, the Parent or any of its Subsidiaries: (A) has been in substantial compliance with all reporting and disclosure requirements of (I) Part 1 or Subtitle B of Title I of ERISA, if applicable, or (II) other applicable law, (B) has had the appropriate required Form 5500 (or equivalent annual report) filed, timely, with the appropriate Governmental Entity for each year of its existence, (C) has at all times complied with the bonding requirements of (I) Section 412 of ERISA, if applicable, or (II) other applicable law, (D) has no issue pending (other than the payment of benefits in the normal course) nor any issue resolved adversely to the Parent or any of its Subsidiaries which may subject the Parent or any of its Subsidiaries to the payment of a material penalty, interest, tax or other obligation, nor is there any basis for any imposition of any such liability, and (E) has been maintained in all respects in compliance with the applicable requirements of ERISA, the Code and other applicable law (including all rules and regulations issued thereunder) not otherwise covered hereunder so as not to give rise to any material liabilities to the Parent or its Subsidiaries.

          (v) All voluntary employee benefit associations, if any, maintained by the Parent or any of its Subsidiaries and intended to be exempt from federal income tax under Section 501(c)(9) of the Code have been submitted to and approved as exempt from federal income tax under Section 501(c)(9) of the Code by the IRS, and nothing has occurred or failed to occur which would cause the loss of such exemption.

          (vi) The execution of this Agreement or the consummation of the transactions contemplated by this Agreement will not give rise to any, or trigger any, change of control, severance or other similar provisions in any Benefit Plan.

          (vii) Neither the Parent nor any of its Subsidiaries provides material post-retirement medical, health, disability or death protection coverage or contributes to or maintains any employee welfare benefit plan which provides for medical, health, disability or death benefit coverage following termination of employment by any officer, director or employee except as is required by Section 4980B(f) of the Code or other applicable statute, nor has it made any representations, agreements, covenants or commitments to provide that coverage.

          (viii) None of the Parent, any of its Subsidiaries, any officer of the Parent or any of its Subsidiaries or any of the Benefit Plans or prior benefit plans (including the Pension Plans and prior pension plans) which are subject to ERISA, or any trusts created thereunder, or any trustee or administrator thereof, has engaged in a "prohibited transaction" (as such term is defined in Section 406, 407 or 408 of ERISA or Section 4975 of the
     Code) or any other breach of fiduciary responsibility that could subject the Parent, any of its Subsidiaries or any officer of the Parent or any of its Subsidiaries to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or (l) of ERISA which would have a Material Adverse Effect on the Parent. Neither the Parent nor any of its Subsidiaries has suffered a "complete withdrawal" or a "partial withdrawal" (as such terms are defined in Section 4203 and Section 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 for which the Parent has any material liability outstanding.

          (ix) With respect to any Benefit Plan that is an employee welfare benefit plan, (A) each such Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(l) of the Code, complies in all material respects with any applicable requirements of Part 6 of Title I of ERISA and Section 4980B(f) of the Code and (B) each such Benefit Plan (including any such plan covering retirees or other former employees) may be amended or terminated with respect to health benefits without material liability to the Parent or any of its Subsidiaries on or at any time after the consummation of the Merger.

          (x) All contributions required by law or by a collective bargaining or other agreement to be made under the Benefit Plan with respect to all periods through the Effective Date including a pro rata share of contributions due for the current plan year, will have been made by such date or provided for by adequate reserves by the Parent and/or each Subsidiary. No changes in contribution rates or benefit levels have been implemented or negotiated (but not yet implemented), with respect to any Benefit Plan since the date on which the information provided in the attached schedule has been provided, and no such changes are scheduled to occur.

          (xi) Neither the Parent nor any Subsidiary has or will have any material liability or obligation for taxes, penalties, contributions, losses, claims, damages, judgments, settlement costs, expenses, costs, or any other liability or liabilities of any nature whatsoever arising out of or in any manner relating to any Benefit Plan or former benefit plan (including but not limited to employee benefit plans such as foreign plans which are not subject to ERISA), that has been, or is, contributed to by any entity, whether or not incorporated, which is deemed to be under common control (as defined in Section 414 of the Code), with the Parent or any Subsidiary.

          (xii) Neither the Parent nor any Subsidiary has incurred a liability for payment of premiums to the United Mine Workers of America Combined Benefit Fund pursuant to Section 9704 of the Code, which liability has not been satisfied in full.

     (j) Director, Officer and Employee Agreements. Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof, there exist no material employment, consulting, severance, termination or indemnification agreements, arrangements or understandings between the Parent or any of its Subsidiaries and any officer, director or key employee of the Parent or any of its Subsidiaries.

     (k) Certain Business Practices. There are no situations with respect to the Parent or any of its Subsidiaries which involved or involves (i) the use of any corporate funds or unlawful contributions, gifts or entertainment or other unlawful expenses related to political activity, (ii) the making of any direct or indirect unlawful payments to government officials or others from corporate funds or the establishment or maintenance of any unlawful or unrecorded funds,
(iii) the violation of any of the provisions of the United States Foreign Corrupt Practices Act of 1977, or any rules or regulations promulgated thereunder or (iv) the receipt of any illegal discounts or rebates or any other violation of the antitrust laws, except for situations which do not presently, or could not after the passage of time reasonably be expected to, have a Material Adverse Effect on the Parent.

     (l) Insider Interests. Except as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof, no affiliate, officer or director of the Parent or any of its Subsidiaries has any agreement with the Parent or any of its Subsidiaries or any interest in any property, real or personal, tangible or intangible, of the Parent or any of its Subsidiaries except for the normal rights as a stockholder or an employee and except for such other matters which, under the rules of the SEC, are not required to be disclosed.

     (m) Intellectual Property. The Parent and its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs ("Parent Intellectual Property") currently used in the conduct of the business and operations of the Parent and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. The use of such Parent Intellectual Property by the Parent and its Subsidiaries does not infringe on the rights of any person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of the Parent and its Subsidiaries that could have a Material Adverse Effect on the Parent, and no person is infringing on any right of the Parent or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to the knowledge of the Parent, threatened that the Parent or, to the knowledge of the Parent, any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Parent Intellectual Property.

     (n) Labor Matters. Other than in Australia, there are no collective bargaining agreements or other labor union agreements or understandings to which the Parent or any of its Subsidiaries is a party or by which any of them is bound. Neither the Parent nor any of its Subsidiaries is the subject of any proceeding asserting that the Parent or any Subsidiary has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions. Since September 30, 1994 neither the Parent nor any of its Subsidiaries has encountered any labor union organizing activity, or had any actual or, to the knowledge of the Parent, threatened employee strikes, work stoppages, slowdowns or lockouts.

     (o) Insurance. All of the Parent's and its Subsidiaries' insurance policies or contracts of insurance are sufficient for compliance with all requirements of law and of all agreements to which the Parent or any of its Subsidiaries is a party. All insurance policies pursuant to which any such insurance is provided are in full force and effect, no notice of cancellation or termination has been given to the Parent or any of its Subsidiaries by the carrier, and all premiums required to be paid have been paid in full.

     (p) Environmental Matters. Except to the extent, if any, that would not have a Material Adverse Effect on the Parent: (i) the Parent and its Subsidiaries have not received notice of any violation of or investigation relating to any U.S., Egyptian, or other federal, state, provincial or local environmental or pollution law, regulation, or ordinance with respect to assets now or previously owned or operated by the Parent or any of its Subsidiaries that has not been fully and finally resolved; (ii) all permits, licenses and other authorizations that are required under Environmental Laws relating to assets now owned or operated by the Parent or any of its Subsidiaries, including Environmental Laws relating to actual or threatened emissions, discharges or releases of Pollutants, have been obtained and are effective, and, with respect to assets previously owned or operated by the Parent or any of its Subsidiaries, were obtained and were effective during the time of the Parent's or any Subsidiaries' operation; (ii) no conditions exist on, in or about the properties now or previously owned or operated by the Parent or any of its Subsidiaries or any third-party properties to which any Pollutants generated by the Parent or any of its Subsidiaries were sent or released that could give rise on the part of the Parent or any of its Subsidiaries to liability under any Environmental Laws, claims by third parties under Environmental Laws or under common law or the incurrence of costs to avoid any such liability or claim; and (iv) all operators of the Parent's or any of its Subsidiaries' assets are in compliance with all terms and conditions of such Environmental Laws, permits, licenses and authorizations, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder, relating to the Parent's or any of its Subsidiaries' assets.

     (q) Condition of Assets. The property, plant and equipment owned or leased by the Parent and each of its respective Subsidiaries which are used in the operation of their respective businesses have been maintained in all material respects in a state of repair so as to be adequate for normal operations.

     (r) Tax Matters.

          (i) "Parent Group" shall mean any "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in
     Section 1504(b) of the Code) that includes the Parent. "Parent Subsidiaries" shall mean the Subsidiaries of which the Parent owns, directly or indirectly, 80% or more of the stock.

          (ii) With respect to each of the Parent, the Parent Group and each Parent Subsidiary: (A) all Tax Returns required to be filed in respect of federal income Taxes, or all other Tax Returns where the failure to file such returns or pay the related Taxes would have a Material Adverse Effect on Parent, have been timely filed with the appropriate Governmental Entities in all jurisdictions in which such Tax Returns are required to be filed; (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid, except for any taxes that are not material in amount; (C) no material claim is pending before any Governmental Entity in a jurisdiction in which the Parent, the Parent Group or any Parent Subsidiary does not file Tax Returns that the Parent, the Parent Group or any Parent Subsidiary is or may be subject to taxation by that jurisdiction; (D) the Parent, the Parent Group, each Parent Subsidiary, and any affiliated group as defined in Section 1504 of the Code other than the Parent Group of which the Parent or any member of the Parent Group has ever been a Member has paid (or accrued in its most recent financial statements filed with the Parent SEC Documents) all Taxes attributable to all periods or portions thereof ending on or before the Closing Date, except for any Taxes which are not material in amount; (E) there are no liens for Taxes, except for any Taxes that are not material in amount upon any asset of the Parent, the Parent Group or any Parent Subsidiary except for liens for current Taxes not yet due; (F) no material deficiency in respect of Taxes which have been assessed against the Parent, the Parent Group or any Parent Subsidiary remains unpaid and there are no audits or investigations pending against the Parent, the Parent Group or any Parent Subsidiary with respect to any Taxes, except for any Taxes that are not material in amount; (G) there are no material claims, assessments, levies, administrative proceedings or lawsuits pending or, to the knowledge of the Parent, threatened against the Parent, the Parent Group or any Parent Subsidiary by any tax authority; and (H) none of the Parent, the

     Parent Group or any Parent Subsidiary has any material liability for penalties with respect to the Tax Returns described in clause (A).

     (s) Undisclosed Liabilities. Except as set forth in the Parent SEC Documents filed with the SEC prior to the date hereof, at the date of the most recent audited financial statements of the Parent included in the Parent SEC Documents, neither the Parent nor any of its Subsidiaries had, and since such date neither the Parent nor any of such Subsidiaries has incurred, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be set forth on a financial statement or in the notes thereto or that, individually or in the aggregate, would have a Material Adverse Effect on the Parent.

     (t) No Stock Ownership in the Company. Neither the Parent nor any of its affiliates as of the date hereof beneficially own any Company Common Stock.

     (u) Title. The Parent and its Subsidiaries have valid and defensible title to their respective interests in oil and gas leases, free and clear of any security interests, mortgages, pledges, liens, encumbrances or charges of any kind, other than (A) those described in the Parent SEC Documents, (B) obligations or duties under applicable laws, ordinances, rules, regulations and orders of tribal or governmental authority, (C) liens and encumbrances under operating agreements, unitization and pooling agreements, production sales contracts, farm-out agreements and other oil and gas exploration and production agreements, in each case that secure payment of amounts not yet due and payable or the performance of other inchoate obligations and are of a scope and nature customary in connection with similar drilling and producing operations, and (D) those that do not have a Materially Adverse Effect on the Parent.

     (v) Advances From Gas Purchaser. Note 6 to the consolidated financial statements of Parent contained in the Annual Report on Form 10-K for the year ended December 31, 1995 sets forth the obligations of Parent and its Subsidiaries for the delivery of hydrocarbons, attributable to any of the Parent's or its Subsidiaries' properties in the future on the account of prepayment, advance payment or similar obligations without then or thereafter being entitled to receive full value therefore.

     (w) Internal Financial Report. The statement of consolidated income for the period ended February 29, 1996 prepared for the internal use of Parent's management (a true and correct copy of which has been furnished to the Company) was prepared in accordance with and consistent with past practice.

     (x) Material Contracts. Each contract, agreement or arrangement to which the Parent or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Parent or any of its Subsidiaries is subject, which is material to the condition, financial or otherwise, or the results of operations or business affairs of the Parent and its Subsidiaries considered as one enterprise has been duly and validly authorized, executed and delivered and is in full force and effect in accordance with its terms; and, to the knowledge of the Parent, neither the Parent nor any of its Subsidiaries is in breach or default of any such agreements, which breach or default could have a Material Adverse Effect on the Parent.

     (y) Information Supplied. None of the information supplied or to be supplied by the Parent for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date mailed to the Company's stockholders and at the time of the meeting of the Company's stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

     (z) Tax-Free Reorganization. With respect to the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code:

          (i) Immediately following the Merger, the Surviving Corporation will hold at least 90 percent of the fair market value of the Merger Sub's net assets and at least 70 percent of the fair market value of the Merger Sub's gross assets held immediately prior to the Effective Time, provided that amounts used by the Merger Sub to pay reorganization expenses will be included as assets of the Merger Sub immediately prior to the Merger.

          (ii) The fair market value of the Parent Common Stock and other consideration received by each Company Stockholder will be approximately equal to the fair market value of the Company Common Stock surrendered in the exchange.

          (iii) Prior to the Merger, the Parent will be in control of the Merger Sub within the meaning of Section 368(c) of the Code.

          (iv) The Parent has no plan or intention to cause the Surviving Corporation, after the Merger, to issue additional shares of Surviving Corporation Common Stock that would result in the parent losing control of the Surviving Corporation within the meaning of Section 368(c) of the Code.

          (v) The Parent has no plan or intention to reacquire any of the Parent Common Stock issued in the Merger.

          (vi) The Parent has no plan or intention to liquidate the Surviving Corporation, to merge the Surviving Corporation with or into another corporation, to sell or otherwise dispose of its Surviving Corporation Common Stock except for transfers of Surviving Corporation Common Stock to corporations of which the Parent has control (within the meaning of Section 368(c) of the Code) at the time of such transfer, or to cause the Surviving Corporation to sell or otherwise dispose of any of its assets or of any of the assets acquired in the Merger, except for dispositions made in the ordinary course of business or transfers of assets to a corporation of which the Surviving Corporation has control (within the meaning of Section 368(c) of the Code) at the time of such transfer.

          (vii) The liabilities of the Merger Sub assumed by the Surviving Corporation and the liabilities to which the transferred assets of the Merger Sub are subject were incurred by the Merger Sub in the ordinary course of its business.

          (viii) Following the Merger, the Surviving Corporation will continue the Company's historic business or use a significant portion of the Company's historic business assets in a business.

          (ix) If the Merger is effected, the Parent and the Merger Sub will pay their respective expenses, if any, incurred in connection with the Merger.

          (x) There is no intercorporate indebtedness existing between the Parent and the Company or between the Merger Sub and the Company that was issued, was acquired or will be settled at a discount.

          (xi) The Parent Common Stock that will be exchanged in the Merger is voting stock within the meaning of Section 368(a) of the Code.

          (xii) The Parent does not own, nor has it owned during the past five years any Company Common Stock.

          (xiii) The Parent and the Merger Sub are not investment companies as defined in Section s 368(a)(2)(F)(iii) and (iv) of the Code.

          (xiv) The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to the parent of issuing fractional shares and does not represent separately bargained for consideration.

          (xv) The total cash consideration that will be paid in the Merger to the holders of Company Common Stock instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the holders of Company Common Stock in exchange for their Company Common Stock.

          (xvi) None of the compensation received by any shareholder employees of the Company will be separate consideration for, or allocable to, any of their shares of Company Common Stock.

          (xvii) None of the Parent Common Stock received by any shareholder employees of the Company will be separate consideration for, or allocable to, any employment agreement.

          (xviii) The compensation paid to any shareholder-employees of the Company will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

          (xix) Neither the Parent nor the Merger Sub is under the jurisdiction of a court in a case under Title 11 of the United States Code of a receivership, foreclosure or similar proceeding in a federal or state court.

     3.3. Representations and Warranties Regarding the Merger Sub. The Parent and the Merger Sub jointly and severally represent and warrant to the Company as follows:

     (a) Organization and Standing. The Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

     (b) Capital Structure. The authorized capital stock of the Merger Sub consists of 5,000 shares of common stock, par value $1.00 per share, 1,000 of which are validly issued and outstanding, fully paid and nonassessable and are owned by the Parent free and clear of all liens, claims and encumbrances.

     (c) Authority. The Merger Sub has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by the Merger Sub of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and the Parent as its sole stockholder, and, except for the corporate filings required by state law, no other corporate proceedings on the part of the Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Merger Sub and (assuming the due authorization, execution and delivery hereof by the Company) constitutes a valid and binding obligation of the Merger Sub enforceable against the Merger Sub in accordance with its terms.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     4.1. Conduct of Business by the Company and Parent Pending the Merger.

     (a) During the period from the date of this Agreement through the Effective Time, each of Parent and the Company shall, and shall cause its Subsidiaries to, in all material respects carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the ordinary course of business and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them with a view to retaining their goodwill and ongoing businesses unimpaired at the Effective Time.

     (b) Without limiting the generality of subparagraph (a), and except (x) as otherwise expressly contemplated by this Agreement, (y) for advances and expenditures for cash calls made by the operator of each of the Concession Agreements in amounts consistent with the capital budgets of such concession previously approved by the Company or (z) as set forth in the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

          (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Company in their capacity as such, other than (1) ordinary quarterly cash dividends by the Company consistent with past practice in an amount not in excess of $.03 per share of Company Common Stock, and (2) dividends payable to the Company declared by any of the Company's wholly-owned Subsidiaries,
     (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of the Company, the issuance of Company Common Stock during the period from the date of this Agreement through the Effective Time upon the exercise of Company Stock Options outstanding on the date of this Agreement);

          (iii) amend its Certificate of Incorporation or amend its By-laws;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing all or substantially all of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

          (v) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets except for (A) sales of actual production in the ordinary course of business, and (B) sales of assets (other than oil and gas properties or related plant, equipment, pipeline or gathering system assets or real property) made in the ordinary course of business consistent with past practice and not involving any asset with a value greater than $200,000 or assets with an aggregate value greater than $200,000;

          (vi) except in the ordinary course of business consistent with past practice and limited to borrowings under the IFC Loan Agreement or other transactions not exceeding an aggregate amount equal to $200,000, (A) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any wholly-owned Subsidiary of the Company;

          (vii) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary of the Company;

          (viii) enter into, adopt or amend any severance plan, agreement or arrangement, any employee benefit plan or any employment or consulting agreement or hire any additional employees or consultants, except for temporary staff hired in the ordinary course of business;

          (ix) make or incur any capital expenditures except for amounts aggregating less than $200,000;

          (x) make any election relating to taxes or settle or compromise any tax liability, except for amounts aggregating less than $200,000;

          (xi) change any material accounting principle used by it, except for any change required by generally accepted accounting principles or by the rules of the SEC;

          (xii) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement (except for any agreement with the Parent) to which the Company or any Subsidiary is a party; or

          (xiii) authorize any of, or commit or agree to take any of, the foregoing actions.

     (c) Without limiting the generality of subparagraph (a), and, except as otherwise expressly contemplated by this Agreement or set forth in the Parent Disclosure Schedule, the Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company:

          (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Parent in their capacity as such, other than (1) ordinary quarterly cash dividends by the Parent consistent with past practice in an amount not in excess of $.07 per share of Parent Common Stock, (2) dividends declared prior to the date of this Agreement, and (3) dividends payable to the Parent declared by any of its Subsidiaries; (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Parent or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

          (ii) amend its Certificate of Incorporation;

          (iii) acquire or agree to acquire by merger or consolidation with or into Parent, any corporation, partnership, association or other business organization or division thereof other than Subsidiaries of the Parent;

          (iv) change any material accounting principle used by it, except for any change required by generally accepted accounting principles or by the rules of the SEC;

          (v) engage in hedging transactions and other risk management activities in any manner materially inconsistent with Parent's Risk Policy Statement; a true and correct copy of which has been delivered to the Company; or

          (vi) authorize any of, or commit or agree to take any of, the foregoing actions.

     (d) No party shall, nor shall any party permit any of its Subsidiaries to, take any action that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue as of the date made (to the extent so limited), or any of the conditions to the Merger set forth in Article VI not being satisfied.

     (e) Each party shall confer on a regular and frequent basis with the other, report on operational matters and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on such party. Each party shall promptly provide the other (or its counsel) copies of all filings made by such party with any state or federal Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

     4.2. No Solicitation.

     (a) The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its Subsidiaries, solicit or knowingly encourage the initiation of any inquiries regarding any Acquisition Transactions or Acquisition Proposals (as hereinafter defined). The Company shall promptly notify the Parent in writing if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to the Parent, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer, or any such inquiry or contact.

     (b) If the Board of Directors of the Company receives a request for confidential information from a potential bidder for the Company, and the Board of Directors of the Company determines, after consultation with independent counsel, that the Board of Directors of the Company has a fiduciary obligation to provide such information to such potential bidder, then the Company may, subject to customary confidentiality agreements, provide such potential bidder with access to information regarding the Company. Without limiting the foregoing, the Company agrees that any violation of the restrictions set forth in this Section 4.2 by any officer of the Company or any of its Subsidiaries or any investment banker or other advisor retained by the Company, whether or not such person is purporting to act on behalf of the Company or otherwise, will be deemed a breach by the Company of the provisions of this Agreement. The Company agrees to use its reasonable best efforts to ensure that the officers, directors and employees of the Company and its Subsidiaries and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section 4.2. Subject to the applicable fiduciary duties of directors of the Company, as determined by such directors after consultation with independent counsel, the Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company is a party.

     (c) The Company agrees that, subject to the fiduciary duties of the directors of the Company, as determined by such directors after consultation with independent counsel, neither the Board of Directors of the Company nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in any manner adverse to the Parent or the Merger Sub the approval or recommendation by the Board of Directors of the Company of the Merger or this Agreement, or (ii) approve or recommend, or propose to approve or recommend, any Acquisition Transaction other than the Merger.

     (d) Notwithstanding the foregoing, nothing contained in this Agreement will prevent (i) the Board of Directors of the Company or any committee thereof from approving or recommending to the Company's stockholders any unsolicited tender offer or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act (and, in connection therewith, withdrawing or modifying the approval or recommendation of the Board of Directors of the Company of the Merger or this Agreement) if required in the exercise of their fiduciary duties, as determined by such directors after consultation with independent counsel or
(ii) the Board of Directors of the Company in the exercise of their fiduciary duties and after consulting with independent counsel, from considering, negotiating and approving another unsolicited bona fide proposal or offer which the Board of Directors determines in good faith, after consultation with its financial advisors, may result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by this Agreement.

     4.3. Tax-Free Reorganization. During the period from the date of this Agreement through the Effective Time, unless the other parties shall otherwise agree in writing, none of the Parent, the Merger Sub, any other Subsidiary of the Parent, the Company or any Subsidiary of the Company shall knowingly take or fail to take any action, which action or failure to act would jeopardize qualification of the Merger as a reorganization with the meaning of Section 368(a) of the Code.

     4.4. Notices of Certain Events. Each of the Company or the Parent, as appropriate, shall promptly notify the other of receipt of:

     (a) any notice or other communication from any person or Governmental Entity alleging that the consent of such person is or may be required in connection with, or that any rights or properties of the Company may be lost or subjected to any preferential purchase or other similar rights by reason of, the transactions contemplated by this Agreement;

     (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

     (c) notice of the inception of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened, against, relating to or involving or otherwise affecting the Company or the Parent or any respective Subsidiary that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.1(f) or Section 3.2(f) or that relate to the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1. Stockholders Meetings. The Company shall call a meeting of its stockholders to be held as promptly as practicable following the date that the Registration Statement becomes effective for the purpose of voting upon the Merger and related matters. The Company will, through its Board of Directors and subject to Section 4.2, recommend to its stockholders approval of the Merger. The Company and the Parent shall coordinate and cooperate with respect to the timing of such meeting, and the Company shall use its reasonable best efforts to hold such meeting as soon as practicable after the date hereof.

     5.2. Preparation of Registration Statement and the Proxy Statement. The Company shall promptly prepare and file with the SEC the Proxy Statement and the Parent shall promptly prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. The Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and upon the cancellation of Company Stock Options pursuant to Section 5.9(c), and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

     5.3. Letter of the Company's Accountants. The Company shall use its reasonable best efforts to cause to be delivered to the Parent a letter of Arthur Andersen LLP, the Company's independent auditors, dated a date within ten business days before the date on which the Registration Statement shall become effective and addressed to the Parent, in form and substance reasonably satisfactory to the Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     5.4. Letter of the Parent's Accountants. The Parent shall use its reasonable best efforts to cause to be delivered to the Company a letter of Arthur Andersen LLP, the Parent's independent auditors, dated a date within ten business days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     5.5. Access to Information. Upon reasonable notice, the Company and the Parent shall each (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and, during such period, each of the Company and the Parent shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information that is nonpublic in accordance with the terms of the Confidentiality Agreements described in Section 8.5, and in the event of termination of this Agreement for any reason each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party.

     5.6. Legal Conditions to Merger. Each of the Company, the Parent and the Merger Sub will take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Merger (including furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Merger. Each of the Company, the Parent and the Merger Sub will, and will cause its Subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, waiver, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by the Parent, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

     5.7. Stock Exchange Listing. The Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     5.8. Public Announcements. The parties hereto shall consult with each other concerning any proposed press release or public announcement pertaining to the transactions contemplated by this Agreement and shall use their reasonable best efforts to agree upon the text of any such press release or the making of such public announcement prior to the public dissemination thereof and prior to making any filings with any Governmental Entity or national securities exchange with respect thereto.

     5.9. Company Stock Plans.

     (a) The Parent and the Company shall take such actions as shall be necessary or required to permit the Parent to, and the Parent shall, effective at the Effective Time, (A) assume each option to purchase shares of Company Common Stock which is outstanding immediately prior to the Effective Time pursuant to the Company's Stock Plans and which remains unexercised in whole or in part as of the Effective Time and (B) substitute shares of Parent Common Stock and cash (as provided hereinbelow) for the shares of Company Common Stock purchasable under each such assumed option ("Assumed Option"), which assumption and substitution shall be effected as follows:

          (i) the Assumed Option shall not give the optionee additional benefits which such optionee did not have under the Company Stock Option before such assumption nor diminish the benefits which such options did have, and shall be assumed on the same terms and conditions as the Company Stock Option being assumed (including the applicable provision for full vesting upon consummation of the Merger, as provided in the terms of the applicable Company Stock Plans or any agreement between the Company and the option holder entered into as of the date of this Agreement), subject to clauses
     (ii) and (iii) below;

          (ii) the number of shares of Parent Common Stock purchasable and cash receivable upon exercise of an Assumed Option in accordance with its terms shall be equal to the number of shares of Parent Common Stock (subject to adjustments in Parent Common Stock effected following the Merger in accordance with the terms of the Assumed Options) and the amount of cash that the holder of an Assumed Option would have received upon consummation of the Merger had the Assumed Option been exercised (without regard to any restrictions on exercisability) in full for Company Common Stock immediately prior to the Effective Time; and

          (iii) the exercise price per Assumed Option after the Effective Time shall remain unchanged, and shall be the same as the exercise price per Assumed Option immediately prior to the Effective Time.

     (b) The Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Assumed Options, and, as soon as practicable after the Effective Time, the Parent shall file with the SEC a registration statement on Form S-8 (or other appropriate form) with respect to the shares of Parent Common Stock subject to the Assumed Options and use its reasonable efforts to maintain the effectiveness of such registration statement for so long as any of the Assumed Options remain outstanding.

     (c) The Parent and the Company shall take such actions as shall be necessary or required for the issuance of the Company Common Stock in accordance with the terms of the Company's Non-Employee Director Compensation Plan and pursuant to the applicable summary previously submitted by the Company to Parent.

     5.10. Fees and Expenses.

     (a) If this Agreement is terminated pursuant to Sections 7.1(b), 7.1(c), 7.1(e) or 7.1(f), the party terminating this Agreement shall be paid by the other party hereto, within five business days after written request from time to time delivered, all out-of-pocket expenses and fees (including, without limitation, fees and expenses payable to investment banking firms and other financial advisors and their respective counsel, accountants, engineers, outside counsel, experts and consultants) actually incurred by the terminating party or its Subsidiaries on its or their behalf in connection with the consummation of all transactions contemplated by this Agreement (the "Merger Expenses"); provided, however, that the Merger Expenses paid by the other party under this
Section 5.10(a) shall not exceed a maximum of $900,000.

     (b) If this Agreement is terminated pursuant to Section 7.1(h)(ii) or (iii) or Section 7.1(i), and neither the Parent nor the Merger Sub is in material breach of its representations, warranties, covenants and agreements under this Agreement then the Company shall promptly, but in no event later than five business days after written demand from the Parent, pay the Parent a fee of $12,000,000, payable in same day funds. If either (i) (A) an Acquisition Proposal is made prior to a meeting of Company stockholders held for the purpose of approving this Agreement and the transactions contemplated thereby and prior to termination of this Agreement by its terms, (B) this Agreement is terminated pursuant to Section 7.1(b), 7.1(d)(i), 7.1(f), or 7.1(h)(i), (C) neither the Parent nor Merger Sub is in material breach of its representations, warranties, covenants and agreements under this Agreement, and (D) at any time prior to the date which is nine months after the termination of the Agreement an "Acquisition Transaction" is consummated or (ii) an Acquisition Transaction is consummated prior to the termination of this Agreement and neither Parent nor Merger Sub is in material breach of its representations, warranties, covenants and agreements under this Agreement, then the Company shall promptly, but in no event later than five business days after written demand of Parent, pay Parent a fee of $12,000,000. For purposes of this Agreement, the term "Acquisition Transaction" shall mean (i) the merger or consolidation of the Company or any of its Significant Subsidiaries (within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC) of the Company in a transaction which results in the stockholders of the Company receiving securities, cash or other consideration for their shares of Company Common Stock, (ii) the sale, lease or other disposition of all or substantially all of the assets of the Company or any of its Significant Subsidiaries or the sale by the Company of at least a majority of the equity securities of any of its Significant Subsidiaries, (iii) a tender or exchange offer for at least a majority of the equity securities of the Company or any of its Significant Subsidiaries, (iv) any corporation, partnership trust, association, entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or Merger Sub, shall have acquired beneficial ownership of 50% or more of the outstanding shares of Company Common Stock, other than acquisitions for bona fide arbitrage purposes or (v) similar transactions involving the Company or any of its Significant Subsidiaries, but in each case excluding transactions solely among or between the Company and its wholly owned Subsidiaries (any of the foregoing transactions being referred to herein as an "Acquisition Transaction"). As used herein, "Acquisition Proposal" shall mean any (i) publicly announced proposal, (ii) regulatory application or notice (whether in draft or final form), (iii) agreement or understanding, (iv) disclosure of an intention to make a proposal, or (v) amendment to any of the foregoing, made or filed on or after the date of this Agreement, in each case with respect to: (A) an Acquisition Transaction, or (B) after the date of this Agreement, a purchase or other acquisition (including by way of share exchange, tender offer or otherwise) by any corporation, partnership, person, trust, association, entity, or group (as defined in Section 13(d)(3) of the Exchange
Act), other than the Parent or the Merger Sub, of securities representing 20% or more of the voting power of the Company or any Significant Subsidiary. Notwithstanding the foregoing, the fee paid pursuant to this Section 5.10(b) shall be reduced by any payment made by the Company to the Parent pursuant to
Section 5.10(a).

     (c) Except as set forth in Sections 5.10(a) and (b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except that expenses incurred in connection with printing and mailing the Proxy Statement and the Registration Statement shall be shared equally.

     5.11. Brokers or Finders. Each of the Parent and the Company represents, as to itself and its Subsidiaries, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Petrie Parkman, whose fees and expenses will be paid by the Company in accordance with the Company's agreement with such firm (a copy of which has been delivered by the Company to the Parent prior to the date of this Agreement), and Merrill Lynch, whose fees and expenses will be paid by the Parent in accordance with the Parent's agreement with such firm (a copy of which has been delivered by the Parent to the Company prior to the date of this Agreement), and each of the Parent and the Company, respectively, agree to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

     5.12. Indemnification.

     (a) From and after the Effective Time, the Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its Subsidiaries (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company or any Subsidiary, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, (and the Parent and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by applicable law upon receipt of any undertaking contemplated by Section 145(e) of the DGCL). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and the Company (or them and the Parent and the Surviving Corporation after the Effective Time); (ii) the Company (or after the Effective Time, the Parent and the Surviving Corporation) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) the Company (or after the Effective Time, the Parent and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Company, the Parent nor the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 5.12, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company, the Parent, or the Surviving Corporation (but the failure so to notify an indemnified party shall not relieve it from any liability that it may have under this Section 5.12 except to the extent such failure materially prejudices such party), and shall deliver to the Company (or after the Effective Time, the Parent and the Surviving Corporation) the undertaking contemplated by
Section 145(e) of the DGCL. With respect to any claims, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict of any significant issue between the positions of any two or more Indemnified Parties.

     (b) Without limiting the provisions of Section 5.12(a), each Indemnified Party shall continue to have all of the rights to indemnification and reimbursement set forth in the Company's current Certificate of Incorporation and Bylaws and the Parent and Surviving Corporation hereby assume as of the Effective Time the indemnification and reimbursement obligations of the Company set forth in the Company's current Certificate of Incorporation and Bylaws. In the event that the provisions of Section 5.12(a) are less favorable to an Indemnified Party than the provisions of the Company's current Certificate of Incorporation or Bylaws, then the provisions of the Company's current Certificate of Incorporation and Bylaws shall be applicable to the Parent's and Surviving Corporation's indemnification and reimbursement obligations to such Indemnified Party.

     (c) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and each such Indemnified Party's heirs and representatives.

     5.13. Additional Agreements; Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts promptly to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the Company shall not be obligated to use its reasonable efforts or to take any action (or omit to take any action) pursuant to this Agreement, if the Board of Directors of the Company shall conclude, after consultation with counsel, in good faith that such efforts, action or omission would violate the fiduciary obligations of such Board of Directors under applicable law. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

     (a) Stockholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock as required by the DGCL and applicable charter provisions.

     (b) NYSE Listing. The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE subject to official notice of issuance.

     (c) Other Approvals. Other than the filing provided for by Section 1.2, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure to obtain which would have a Material Adverse Effect on the Parent shall have been filed, occurred or been obtained. The Parent shall have received all state securities or "Blue Sky" permits and other authorizations necessary to issue the Parent Common Stock in exchange for the Company Common Stock and to consummate the Merger.

     (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

     6.2. Conditions of Obligations of the Parent and the Merger Sub. The obligations of the Parent and the Merger Sub to effect the Merger are subject to the satisfaction of the following conditions unless waived by the Parent and the Merger Sub:

     (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and the Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the President and by the Chief Financial Officer of the Company to such effect.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, or upon the consummation of the transactions contemplated hereby, and the Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the President and by the Chief Financial Officer of the Company to such effect.

     (c) Opinion of U.S. Counsel. Parent shall have received an opinion of counsel from Baker & Botts, L.L.P., special United States counsel to the Company, dated the Effective Time, substantially to the effect that:

          (i) The incorporation, good standing and capitalization of the Company are as stated in this Agreement; the authorized shares of Company Common Stock are as stated in this Agreement; all outstanding shares of Company Common Stock are duly and validly authorized and issued, fully paid and non-assessable and have not been issued in violation of any preemptive right of stockholders; and, to the knowledge of such counsel, there is no existing option, warrant, right, call, subscription or other agreement or commitment obligating the Company to issue or sell, or to purchase or redeem, any shares of its capital stock other than as stated in this Agreement.

          (ii) The Company has corporate power and authority to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by the Company, and (assuming the due and valid authorization, execution and delivery by Parent and Merger Sub) constitutes the legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

          (iii) To the knowledge of such counsel, there are no actions, suits or proceedings, pending or threatened against or affecting the Company or its Subsidiaries, at law or in equity or before or by any court, governmental department, commission, board, bureau, agency or instrumentality, or before any arbitrator of any kind which seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

          (iv) The execution and performance by the Company of this Agreement will not violate the Certificate of Incorporation or By-laws of the Company or the charter or By-laws of any of its Subsidiaries, and, to the knowledge of such counsel, will not violate, result in a breach of, or constitute a default under, any material lease, mortgage, contract, agreement, instrument, law, rule, regulation, judgment, order or decree to which the Company or any of its Subsidiaries is a party or to which they or any of their properties or assets may be bound.

          (v) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental agency or body which has not been obtained is required on behalf of the Company or any of its Subsidiaries for consummation of the transactions contemplated by this Agreement.

          (vi) At the time the Registration Statement became effective, the Registration Statement (other than the financial statements, financial data, engineering data, statistical data and supporting schedules included therein, and information relating to or supplied by Parent or Merger Sub as to which such counsel expresses no opinion) complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

     In addition, there shall be a statement to the effect that in the course of the preparation of the Registration Statement and the Proxy Statement such counsel has considered the information set forth therein in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of the Company and Parent, including their respective counsel and independent public accountants, during the course of which the contents of the Registration Statement and the Proxy Statement and related matters were discussed. Such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Proxy Statement; and such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representatives of the Company and Parent. However, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the Registration Statement (other than the financial statements, financial data, engineering data, statistical data and supporting schedules included therein, and information relating to or supplied by Parent or Merger Sub, as to which such counsel expresses no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Proxy Statement (other than the financial statements, financial data, engineering data, statistical data and supporting schedules included therein, and information relating to or supplied by Parent or Merger Sub, as to which such counsel expresses no belief), at the time the Registration Statement became effective, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     In rendering such opinion, counsel for the Company may rely as to matters of fact upon the representations of officers of the Company and its Subsidiaries contained in any certificate delivered to such counsel and certificates of public officials which certificates should be attached to and delivered with such opinion. Such opinion shall be limited to the General Corporation Law of the State of Delaware and the laws of the United States of America.

     (d) Opinion of Egyptian Counsel. Parent shall have received an opinion of counsel from Hashem, Ibrahim & Tawfik, Egyptian counsel to the Company, dated the Effective Time, substantially to the effect that, (i) each Concession Agreement is a duly authorized and valid agreement of the Arab Republic of Egypt and, after due inquiry, is in full force and effect, (ii) no consent or approval by any Egyptian Government Entity is required in connection with the consummation of the Merger and the transaction contemplated by this Agreement, and (iii) neither the Merger nor any of the other transactions contemplated by this Agreement will conflict with or breach any of the terms or provisions of the Concession Agreements.

     (e) Consents Under Agreements. The Company shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(c)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of the Company or any Subsidiary of the Company under any loan or credit agreement, note, mortgage, indenture, lease, Plan (as defined in Section 3.1(i)), or other agreement, obligation or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of the Parent, individually or in the aggregate, have a Material Adverse Effect on the Company, or upon the consummation of the transactions contemplated hereby.

     (f) No Amendments to Resolutions. Neither the Board of Directors of the Company nor any committee thereof shall have amended, modified, rescinded or repealed the resolutions, adopted by the Board of Directors at a meeting duly called and held on March 27, 1996 (accurate and complete copies of which have been provided to the Parent) and shall not have adopted any other resolutions in connection with this Agreement and the transactions contemplated hereby inconsistent with such resolutions.

     (g) Dissenting Stockholders. Holders of not more than 10% of the outstanding shares of Company Common Stock shall have properly demanded appraisal rights for their shares under the DGCL.

     (h) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect.

     (i) Other Documents. The Company shall have furnished to the Parent and Merger Sub at the Closing such other customary documents, certificates or instruments as may be reasonably requested by the Parent and Merger Sub.

     6.3. Conditions of Obligations of the Company. The obligations of the Company to effect the Merger is subject to the satisfaction of the following conditions unless waived by the Company:

     (a) Representations and Warranties. The representations and warranties of the Parent and the Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement and except for inaccuracies which would not have a Material Adverse Effect on the Parent, and the Company shall have received a certificate signed on behalf of the Parent by the Chief Executive Officer or the President and by the Chief Financial Officer of the Parent to such effect.

     (b) Performance of Obligations of the Parent and the Merger Sub. The Parent and the Merger Sub shall have performed, in all material respects, all obligations required to be performed by them under this Agreement at or prior to the Closing Date, except for the breach or breaches of such obligations the adverse consequences of which would not in the aggregate have a Material Adverse Effect on the Parent, or upon the consummation of the transactions contemplated hereby and the Company shall have received a certificate signed on behalf of the Parent by the Chief Executive Officer or the President and by the Chief Financial Officer of the Parent to such effect.

     (c) Opinion of Counsel. The Company shall have received opinions from Z.S. Kobiashvili, General Counsel of Parent, and Andrews & Kurth L.L.P., dated the Effective Time covering, collectively and substantially, the opinions expressed below:

          (i) The incorporation and good standing of Parent and Merger Sub are as stated in this Agreement; the authorized shares of Parent and Merger Sub are as stated in this Agreement; all outstanding shares of Parent Common Stock are duly and validly authorized and issued, fully paid and nonassessable and have not been issued in violation of any preemptive right of any stockholders; and, to the knowledge of such counsel, there is no existing option, warrant, right, call, subscription or other agreement or commitment obligating the Parent to issue or sell, or to purchase or redeem, any shares of capital stock other than as stated in this Agreement.

          (ii) Each of Parent and Merger Sub has corporate power and authority to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by Parent or Merger Sub, as the case may be, and (assuming due and valid authorization, execution and delivery by the Company) constitutes the legal, valid and binding agreement of Parent or Merger Sub enforceable against Parent or Merger Sub in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights and by the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

          (iii) The execution and performance by Parent and Merger Sub of this Agreement will not violate the Certificates of Incorporation or By-Laws of Parent and Merger Sub, respectively, and, to the knowledge of such counsel, will not violate, result in a breach of or constitute a default under any material lease, mortgage, contract, agreement, instrument, law, rule, regulation, judgment, order or decree to which Parent and Merger Sub is a party or by which they or any of their properties or assets may be bound.

          (iv) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental agency or body which has not been obtained is required on behalf of Parent and Merger Sub for the consummation of the transactions contemplated by this Agreement.

          (v) To the knowledge of such counsel, there are no actions, suits or proceedings, pending or threatened against or affecting Parent and Merger Sub, at law or in equity or before or by any court, governmental department, commission, board, bureau, agency or instrumentality, or before any arbitrator of any kind which seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

          (vi) At the time the Registration Statement became effective, the Registration Statement (other than the financial statements, financial data, engineering data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company as to which such counsel expresses no opinion) complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

          (vii) The shares of Parent Common Stock to be issued pursuant to this Agreement will be, when so issued, duly authorized, validly issued and outstanding, fully paid and nonassessable.

     In addition, there shall be a statement to the effect that in the course of the preparation of the Registration Statement and the Proxy Statement such counsel has considered the information set forth therein in light of the matters required to be set forth therein, and has participated in conferences with officers and representatives of the Company and Parent, including their respective counsel and independent public accountants, during the course of which the contents of the Registration Statement and the Proxy Statement and related matters were discussed. Such counsel has not independently checked the accuracy or completeness of, or otherwise verified, and accordingly is not passing upon, and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Proxy Statement; and such counsel has relied as to materiality, to a large extent, upon the judgment of officers and representatives of the Company and Parent. However, as a result of such consideration and participation, nothing has come to such counsel's attention which causes such counsel to believe that the Registration Statement (other than the financial statements, financial data, engineering data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company as to which such counsel expresses no belief), at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Proxy Statement (other than the financial statements, financial data, engineering data, statistical data and supporting schedules included therein, and information relating to or supplied by the Company, as to which such counsel expresses no belief), at the time the Registration Statement became effective, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     In rendering such opinion, counsel for Parent may rely as to matters of fact upon the representations of officers of Parent or Merger Sub contained in any certificate delivered to such counsel and certificates of public officials, which certificates shall be attached to or delivered with such opinion. In rendering the opinion set forth in Section 6.3(c)(i) with respect to Parent Common Stock being fully paid and nonassessable and having not been issued in violation of any preemptive right of any stockholders, counsel for Parent may rely upon and assume the accuracy of prior opinions of counsel that the counsel rendering the opinion called for by this Section 6.3(c) has no reason to believe to be inaccurate in any relevant or material respect. The opinion called for by this Section 6.3(c) shall be limited to the General Corporation Law of the State of Delaware and the laws of the United States of America.

     (d) Consents Under Agreements. The Parent shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(c)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, Plan (as defined in Section 3.1(i)), or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of the Company, individually or in the aggregate, have a Material Adverse Effect on the Parent, or upon the consummation of the transactions contemplated hereby.

     (e) No Amendments to Resolutions. Neither the Board of Directors of the Parent nor any committee thereof shall have amended, modified, rescinded or repealed the resolutions adopted by the Board of Directors at a meeting duly called and held on March 27, 1996 (accurate and complete copies of which have been provided to the Company) and shall not have adopted any other resolutions in connection with this Agreement and the transactions contemplated hereby inconsistent with such resolutions.

     (f) No Injunctions or Restraints. No Injunction preventing the consummation of the Merger shall be in effect.

     (g) Other Documents. Each of the Parent and the Merger Sub shall have furnished to the Company at the Closing such other customary documents, certificates or instruments as may be reasonably requested by the Company.

     (h) Tax Opinion. The Company shall have received an opinion of Andrews & Kurth L.L.P., special counsel to Parent, in form and substance reasonably satisfactory to the Company, effective as of the Closing Date and based on representations of the Company and Parent and certain assumptions regarding continuity of interest of Company stockholders, to the effect that (i) the Merger of the Merger Sub with and into the Company pursuant to the Merger Agreement and applicable state law will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) the Parent, the Merger Sub and the Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code; and
(iii) the stockholders of the Company will not recognize gain or loss as a result of the Merger, except to the extent such stockholders receive Cash Consideration or cash in lieu of fractional shares or pursuant to the exercise of dissenters' rights.

                                  ARTICLE VII

                           TERMINATION AND AMENDMENT

     7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the Parent:

     (a) by mutual consent of the Parent and the Company;

     (b) by the Parent if the Company shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with by the Company prior to the date of such termination, which failure to comply has not been cured within ten business days following receipt by the Company of notice of such failure to comply;

     (c) by the Company if the Parent shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with by the Parent prior to the date of such termination, which failure to comply has not been cured within ten business days following receipt by the Parent of notice of such failure to comply;

     (d) by either the Parent or the Company if (i) the Merger has not been effected on or prior to the close of business on August 31, 1996; provided, however, that the right to terminate this Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or
(ii) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

     (e) by the Company if there has been a breach by the Parent (which breach has not been cured within ten business days following receipt by the Parent of notice of the breach) of one or more representations or warranties (determined without regard to any qualification therein as to materiality) such that the adverse consequences of such breach or breaches would in the aggregate have a Material Adverse Effect on the Parent;

     (f) by the Parent if there has been a breach by the Company (which breach has not been cured within ten business days following receipt by the Company of notice of the breach) of one or more representations or warranties (determined without regard to any qualification therein as to materiality) such that the adverse consequences of such breach or breaches would in the aggregate have a Material Adverse Effect on the Company;

     (g) by the Parent or the Company if the stockholders of the Company shall have failed to approve the Merger at a duly held meeting of the stockholders of the Company or at any adjournment thereof;

     (h) by the Parent if (i) any corporation, partnership, person, trust, association, entity, or group (as defined in Section 13(d)(3) of the Exchange
Act), other than the Parent or the Merger Sub, shall have acquired, or shall have been granted the option or right, conditional or otherwise, to acquire beneficial ownership of 50% or more of the outstanding shares of Company Common Stock, other than acquisitions for bona fide arbitrage purposes, (ii) the Company shall have entered into an agreement with a third party with respect to any Acquisition Proposal or (iii) the board of directors of the Company shall have (A) withdrawn, modified or amended in any manner adverse to the Parent its approval of or recommendation in favor of the Merger,
(B) recommended to the stockholders or authorized, approved, or proposed any Acquisition Proposal, or (C) resolved or publicly announced its intention to take any of the actions described in clause (A) or (B) hereof; or

     (i) by the Company if the Company or its shareholders receives a proposal to enter into an Acquisition Transaction which the Board of Directors of the Company determines in good faith, after consultation with its financial advisors, is likely to result in a transaction more favorable to the holders of Company Common Stock from a financial point of view than the transaction contemplated by this Agreement, and the Board of Directors determines in good faith, after consultation with outside counsel and consideration of such advice, that the recommendation to Company stockholders of the Merger proposal, or the failure to withdraw, modify or change its recommendation, would constitute a breach of fiduciary duties of the directors under applicable law.

In the event that Parent or the Company may terminate this Agreement pursuant to more than one of the provisions set forth above, such party may terminate this Agreement pursuant to all of such provisions and may seek reimbursement and payments pursuant to Section 5.10 as such terminating party deems most favorable.

     7.2. Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, no party shall have any liability or obligation to the other parties, except that (i) the last sentence of Section 5.5, and Sections
5.10 and 5.11 shall survive such termination and (ii) nothing contained in this
Section 7.2 shall relieve any party hereto from any liability for any wilful breach of this Agreement. Parent acknowledges and agrees that it shall be liable to the Company for the breach of this Agreement by the Merger Sub.

     7.3. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company, but, after any such approval, no amendment shall be made that changes the form or reduces the amount of consideration to be paid to the stockholders of the Company or that in any other way materially adversely affects the rights of such stockholders (other than a termination of this Agreement in accordance with the provisions hereof) without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the agreements or covenants or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements, covenants or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

     8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to the Parent or the Merger Sub, to:
       Apache Corporation
       2000 Post Oak Blvd., Suite 100
       Houston, Texas 77056
       Attention: President
       Fax: (713) 296-6460

     with copies to:
          Apache Corporation
        2000 Post Oak Blvd., Suite 100
        Houston, Texas 77056
        Attention: General Counsel
        Fax: (713) 296-6458

     and

          Andrews & Kurth L.L.P.
        4200 Texas Commerce Tower
        Houston, Texas 77002
        Attention: James M. Prince
        Fax: (713) 220-4285

     and

     (b) if to the Company, to
        The Phoenix Resource Companies, Inc.
        6525 N. Meridian Avenue, Suite 102
        Oklahoma City, Oklahoma 73116-1491
        Attention: President
        Fax: (405) 758-5259

     with a copy to:
          Baker & Botts, L.L.P.
        2001 Ross Ave., 7th Floor
        Dallas, Texas 75201
        Attention: Michael A. Saslaw
        Fax: (214) 953-6503

     8.3. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

     8.4. Counterparts. This Agreement may be executed in two or more counterparts and by different parties hereto in separate counterparts and may be delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same agreement. If any party elects to execute and deliver a counterpart signature page by means of facsimile transmission, it shall deliver an original of such counterpart to each of the other party hereto within five days of the date hereof, but in no event will the failure to do so affect on any way the validity of the facsimile signature or its delivery.

     8.5. Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than those two certain Confidentiality Agreements dated July 14, 1995 by and between the Parent and the Company, which shall remain in full force and effect subject to the last two sentences of this Section 8.5, and (b) except as provided in Article II and Sections 5.9 and 5.12, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. To the extent that any provision of this Agreement is inconsistent with any provision of the Confidentiality Agreements, the provisions of this Agreement shall control. Without limiting the generality of the foregoing, (a) this Agreement and the transactions contemplated hereby shall not constitute a violation of paragraph 11 of that certain Confidentiality Agreement in which the Parent agreed not to disclose the confidential information of the Company, and
(b) ordinary and customary disclosure by the parties hereto to their shareholders, financial analysts, the investment community, the press and the public (subject to Section 5.8 hereof) regarding the parties hereto and the transactions contemplated by this Agreement shall not constitute a violation of either of the Confidentiality Agreements.

     8.6. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

     8.7. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to the Parent or to any direct or indirect wholly owned Subsidiary of the Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

     8.8. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable, under present or future laws, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each illegal, invalid or unenforceable provision, there should be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

     8.9. Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the terms of provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent reaches of this Agreement and to enforce specifically the terms and provisions hereof in any court located in the State of Delaware, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity.

     IN WITNESS WHEREOF, the Parent, the Merger Sub and the Company have caused this Agreement to be executed effective as of the date first written above.

                                          APACHE CORPORATION

                                          By: /s/  RAYMOND PLANK
                                             ------------------------------
                                            Raymond Plank
                                            Chairman and Chief Executive Officer

                                          YPY ACQUISITIONS, INC.

                                          By: /s/  RAYMOND PLANK
                                             ------------------------------
                                            Raymond Plank
                                            Chairman

                                          THE PHOENIX RESOURCE COMPANIES, INC.

                                          By: /s/  GEORGE D. LAWRENCE JR.
                                             ------------------------------
                                            George D. Lawrence Jr.
                                            President

                                                                     APPENDIX II

                              PETRIE PARKMAN & CO.

                           6350 Texas Commerce Tower
                              Houston, Texas 77002
                        713/650-3383 - Fax: 713/650-8461

                                 March 27, 1996

The Board of Directors
The Phoenix Resource Companies, Inc.
6525 N. Meridian Avenue
Suite 102
Oklahoma City, OK 73116-1491

Dear Sirs:

     You have asked us to advise you with respect to the fairness from a financial point of view to the stockholders of The Phoenix Resource Companies, Inc. ("Phoenix") of the merger consideration (the "Merger Consideration") consisting of the right to receive (i) 0.75 shares of Apache Corporation ("Apache") common stock, par value $1.25 per share ("Apache Common Stock") and
(ii) $4.00 in cash in exchange for each share of outstanding Phoenix common stock, par value $0.01 per share ("Phoenix Common Stock"), pursuant to the terms of the merger agreement, dated as of March 27, 1996 (the "Merger Agreement"), between Phoenix and Apache. The Merger Agreement provides for the merger (the "Merger") of Phoenix into Apache pursuant to which Phoenix will become a wholly-owned subsidiary of Apache.

     In arriving at our opinion, we have, among other things:

         (i) reviewed certain publicly available business and financial information relating to Phoenix and Apache, including the audited financial statements on Form 10-K for Phoenix and Apache as of December 31, 1995;

         (ii) reviewed the estimates of proved, probable, and possible oil and gas reserves of Phoenix as prepared by Netherland Sewell & Associates, Inc. for Phoenix as of January 1, 1996 and estimates of proved oil and gas reserves of Apache as prepared by Apache and audited by Ryder Scott Company as of January 1, 1996;

                        DENVER                                                      LONDON
          475 Seventeenth Street, Suite 1100                     MacMillan House - 96 Kensington High Street
                Denver, Colorado 80202                                          London W8 4SG
           303/292-3877 - Fax: 303/292-4284                            171/460-0902 - Fax: 171/460-0906

                                      AII-1

         (iii) reviewed certain other estimates of oil and gas reserves of Apache as of January 1, 1996 as prepared by its management and staff;

         (iv) analyzed certain internal financial and operating forecasts and financial and operating data and budgets concerning Phoenix and Apache, all of which were prepared or provided by the management of Phoenix and Apache, as the case may be;

         (v) discussed the current operations and prospects of Phoenix and Apache with the management and operating staff of Phoenix and Apache, as the case may be;

         (vi) discussed with the management and operating staff of Phoenix the expected operations and prospects of the combined company, giving pro forma effect to the Merger;

         (vii) reviewed the historical stock market prices of the shares of Apache Common Stock and Phoenix Common Stock;

         (viii) compared the financial terms of the Merger with the financial terms of certain other transactions which we deemed to be relevant;

         (ix)   reviewed the Merger Agreement; and

         (x) made such other analyses and examinations as we have deemed necessary or appropriate.

     We have not independently verified the information considered in our review, and for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of such information, including without limitation, the statements made in the discussions referred to above. We have further relied upon the assurances of management of both Phoenix and Apache that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to financial and operating forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments relating to the future financial and operational performance of Phoenix and Apache. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments relating to Phoenix's and Apache's oil and gas properties. Consistent with the Merger Agreement, we have assumed that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of Phoenix or Apache nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with such an evaluation or appraisal.

     Our opinion relates solely to the fairness from a financial point of view to the stockholders of Phoenix of the Merger Consideration pursuant to the Merger. We have not

                                      AII-2
been requested to, and do not, express any opinion regarding the fairness of the Merger Consideration to Apache, or any stockholder of Apache. Our engagement and the opinion expressed herein are solely for the benefit of the Phoenix Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, Apache, any stockholder of Phoenix or Apache, or any person other than the Phoenix Board of Directors. This letter may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in a proxy statement/prospectus relating to the Merger. As you are aware, we will receive a fee in connection with rendering this opinion and a fee that is contingent upon the consummation of the Merger.

     Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Phoenix and Apache as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration is fair from a financial point of view to the holders of Phoenix Common Stock.

                                 Very truly yours,

                                      AII-3

                                                                    APPENDIX III

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

     Appraisal Rights. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither noted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251, sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsections (f) or (g) of sec.251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                                     AIII-1

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to sec.228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the

                                     AIII-2

Register in Chancery in which the petition as filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, is so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this

                                     AIII-3
section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 79, L. '95, eff. 7-1-95.)

                                     AIII-4

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) because the person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the suit or proceeding if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized against expenses (including attorneys fees) actually and reasonably incurred in defense or settlement of any pending, completed or threatened action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) the person shall not have been adjudged liable to the corporation. The indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. Apache maintains policies insuring the officers and directors of Apache and its subsidiaries against certain liabilities for actions taken in their capacities, including liabilities under the Securities Act.

     Article VII of Apache's Bylaws provides, in substance, that directors, officers, employees and agents of Apache shall be indemnified to the extent permitted by Section 145 of the DGCL. Additionally, Article Seventeen of Apache's Charter eliminates in certain circumstances the monetary liability of directors of Apache for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of a director s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions by a director not in good faith; (iii) for acts or omissions by a director involving intentional misconduct or a knowing violation of the law;
(iv) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL); and (v) for transactions from which the director derived an improper personal benefit.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following exhibits are filed herewith unless otherwise indicated:

         2.1         -- Agreement and Plan of Merger among Apache Corporation, YPY
                        Acquisitions, Inc., and Phoenix dated March 27, 1996 (included as
                        Appendix I to the Proxy Statement/Prospectus filed as part of this
                        Registration Statement)
         3.1         -- Restated Certificate of Incorporation of Apache Corporation
                        (incorporated by reference to Exhibit 3.1 to Apache's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Commission
                        File No. 1-4300)

         3.2         -- Certificate of Ownership and Merger Merging Apache Energy Resources
                        Corporation into Apache, effective December 31, 1995, as filed with the Secretary of the State of Delaware on December 21, 1995
                        (incorporated by reference to Exhibit 3.2 to Apache's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission
                        File No. 1-4300)
         3.3         -- Certificate of Designations, Preferences and Rights of Series A
                        Junior Participating Preferred Stock of Apache, effective January 31,
                        1996, as filed with the Secretary of State of Delaware on January 22,
                        1996 (incorporated by reference to Exhibit 3.3 to Apache's Annual
                        Report on Form 10-K for the fiscal year ended December 31, 1995,
                        Commission File No. 1-4300)
         3.4         -- Bylaws of Apache Corporation, dated as of February 9, 1996
                        (incorporated by reference to Exhibit 3.4 to Apache's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission
                        File No. 1-4300)
         4.1         -- Form of Apache Common Stock Certificate (incorporated by reference to
                        Exhibit 4.1 to Apache's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 1-4300)
         4.2         -- Rights Agreement, dated as of January 31, 1996, between Apache and
                        Norwest Bank Minnesota, N.A., rights agent, relating to the declaration of a rights dividend to Apache's common shareholders of record on January 31, 1996 (incorporated by reference to Exhibit (a)
                        to Apache's Registration Statement on Form 8-A, dated January 24,
                        1996, Commission File No. 1-4300)
         4.3         -- Third Amended and Restated Credit Agreement, dated March 1, 1995, among Apache, the lenders named therein, and the First National Bank of Chicago, as Administrative Agent and Arranger, and Chemical Bank,
                        as Co-Agent and Arranger (incorporated by reference to Exhibit 10.2 to Apache's Annual Report on Form 10-K for the fiscal year ended
                        December 31, 1994, Commission File No. 1-4300)
         4.4         -- First Amendment to Third Amended and Restated Credit Agreement, dated
                        April 14, 1995, among Apache, the lenders named therein, and the
                        First National Bank of Chicago, as Administrative Agent and Arranger,
                        and Chemical Bank, as Co-Agent and Arranger (incorporated by reference to Exhibit 99.3 to Apache's Registration Statement on Form
                        S-3, Registration No. 33-63923, filed November 2, 1995)
         4.5         -- Second Amendment to Third Amended and Restated Credit Agreement,
                        dated October 23, 1995, among Apache, the lenders names therein, and the First National Bank of Chicago, as Administrative Agent and
                        Arranger, and Chemical Bank, as Co-Agent and Arranger (incorporated by reference to Exhibit 99.4 to Apache's Registration Statement on
                        Form S-3, Registration No. 33-63923, filed November 2, 1995)
         4.6         -- Third Amendment to Third Amended and Restated Credit Agreement, dated
                        December 18, 1995, among Apache, the lenders named therein, and the
                        First National Bank of Chicago, as Administrative Agent and Arranger,
                        and Chemical Bank, as Co-Agent and Arranger (incorporated by reference to Exhibit 10.5 to Apache's Annual Report on Form 10-K for
                        the fiscal year ended December 31, 1995, Commission File No. 1-4300)

         4.7         -- Fourth Amendment to Third Amended and Restated Credit Agreement,
                        dated December 22, 1995, among Apache, the lenders named therein, and the First National Bank of Chicago, as Administrative Agent and
                        Arranger, and Chemical Bank, as Co-Agent and Arranger (incorporated by reference to Exhibit 10.6 to Apache's Annual Report on Form 10-K
                        for the fiscal year ended December 31, 1995, Commission File No.
                        1-4300)
         4.8         -- Fifth Amendment to Third Amended and Restated Credit Agreement, dated
                        January 22, 1996, among Apache, the lenders named therein, and the
                        First National Bank of Chicago, as Administrative Agent and Arranger,
                        and Chemical Bank, as Co-Agent and Arranger (incorporated by reference to Exhibit 10.7 to Apache's Annual Report on Form 10-K for
                        the fiscal year ended December 31, 1995, Commission File No. 1-4300)
         4.9         -- Indenture dated as of February 15, 1996, between Apache and Chemical
                        Bank, as trustee, relating to Apache's 7.70% Notes due 2026
                        (incorporated by reference to Exhibit 4.1 to Apache's Registration
                        Statement on Form S-3, Registration No. 33-63923, filed November 2,
                        1995)
         4.10        -- Fiscal Agency Agreement, dated as of January 4, 1995, between Apache and Chemical Bank, as fiscal agent, relating to Apache's 6%
                        Convertible Subordinated Debentures due 2002 (incorporated by reference to Exhibit 99.2 to Apache's Current Report on Form 8-K,
                        dated December 6, 1994, Commission File No. 1-4300, filed January 11,
                        1995)
         4.11        -- Indenture dated as of May 15, 1992, among Apache and Norwest Bank,
                        Minnesota, N.A. as trustee, relating to Apache's 9.25% Notes due 2002 of the Apache (incorporated by reference to Exhibit 4.01 to Apache's
                        Registration Statement on Form S-3, Registration No. 33-47363, filed
                        April 21, 1992)
         5.1         -- Form of opinion of Andrews & Kurth L.L.P., as to legality of issuance of Apache Common Stock
         8.1         -- Form of opinion of Andrews & Kurth L.L.P., as to certain U.S. tax issues
        23.1         -- Consent of Arthur Andersen LLP (Apache)
        23.2         -- Consent of Coopers & Lybrand
        23.3         -- Consent of Arthur Andersen LLP (Phoenix)
        23.4         -- Consent of Andrews & Kurth L.L.P. (included as part of Exhibits 5.1 and 8.1)
        23.5         -- Consent of Petrie Parkman & Co., Inc.
        23.6         -- Consent of Ryder Scott Company Petroleum Engineers
        23.7         -- Consent of Netherland, Sewell & Associates, Inc.
        24.1         -- Power of Attorney (included as a part of the signature pages in Part
                        II of this Registration Statement)
        99.1         -- Form of Proxy Card
        99.2         -- Opinion dated March 27, 1996 of Petrie Parkman & Co., Inc. (included as Appendix II to the Proxy Statement/Prospectus filed as part of this Registration Statement)

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes as follows:

          (a) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) if the Exchange Act (and, where applicable, each filing of an employee benefit plan s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (b)(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

             (2) That every prospectus (i) that is filed pursuant to paragraph
     (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

          (d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

          (e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas.

                                            APACHE CORPORATION

Date: April 5, 1996                         By:    /s/  Raymond Plank
                                               -----------------------------
                                                       Raymond Plank,
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     The officers and directors of Apache Corporation, whose signatures appear below, hereby constitute and appoint Raymond Plank, G. Steven Farris, Z.S. Kobiashvili and Mark A. Jackson, and each of them (with full power to each of them to act alone), the true and lawful attorney-in-fact to sign and execute, on behalf of the undersigned, any amendment(s) to this Registration Statement and each of the undersigned does hereby ratify and confirm all that said attorneys shall do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons, and in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                    DATE
- ---------------------------------------------   ------------------------------------------------
                  /s/  RAYMOND PLANK            Chairman and Chief Executive    April 5, 1996
- ------------------------------------------      Officer (Principal Executive
                Raymond Plank                   Officer)

                /s/  MARK A. JACKSON            Vice President and Chief       April 5, 1996
- ------------------------------------------      Financial Officer (Principal
               Mark A. Jackson                  Financial Officer)

              /s/  THOMAS L. MITCHELL           Controller and Chief           April 5, 1996
- ------------------------------------------      Accounting Officer
             Thomas L. Mitchell                 (Principal Accounting
                                                Officer)


             /s/  FREDERICK M. BOHEN            Director                       April 5, 1996
      -------------------------------------
             Frederick M. Bohen

                   /s/  VIRGIL B. DAY           Director                       April 5, 1996
      -------------------------------------
                Virgil B. Day

                /s/  G. STEVEN FARRIS           Director                       April 5, 1996
      -------------------------------------
              G. Steven Farris

              /s/  RANDOLPH M. FERLIC           Director                       April 5, 1996
      -------------------------------------
             Randolph M. Ferlic

              /s/  EUGENE C. FIEDOREK           Director                       April 5, 1996
      -------------------------------------
             Eugene C. Fiedorek

                /s/  W. BROOKS FIELDS           Director                       April 5, 1996
      -------------------------------------
              W. Brooks Fields

            /s/  ROBERT V. GISSELBECK           Director                       April 5, 1996
      -------------------------------------
            Robert V. Gisselbeck
                                                Director
      -------------------------------------
             Stanley K. Hathaway

                  /s/  JOHN A. KOCUR            Director                       April 5, 1996
      -------------------------------------
                John A. Kocur

                  /s/  JOSEPH A. RICE           Director                       April 5, 1996
      -------------------------------------
               Joseph A. Rice

                               INDEX TO EXHIBITS

   EXHIBIT NO.                              DESCRIPTION
- ----------------- ----------------------------------------------------------------
       2.1        -- Agreement and Plan of Merger among Apache Corporation, YPY
                     Acquisitions, Inc., and Phoenix dated March 27, 1996
                     (included as Appendix I to the Proxy Statement/Prospectus
                     filed as part of this Registration Statement)
       3.1        -- Restated Certificate of Incorporation of Apache Corporation
                     (incorporated by reference to Exhibit 3.1 to Apache's Annual
                     Report on Form 10-K for the fiscal year ended December 31,
                     1993, Commission File No. 1-4300)
       3.2        -- Certificate of Ownership and Merger Merging Apache Energy
                     Resources Corporation into Apache, effective December 31,
                     1995, as filed with the Secretary of the State of Delaware on
                     December 21, 1995 (incorporated by reference to Exhibit 3.2 to Apache's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 1-4300)
       3.3        -- Certificate of Designations, Preferences and Rights of Series
                     A Junior Participating Preferred Stock of Apache, effective
                     January 31, 1996, as filed with the Secretary of State of
                     Delaware on January 22, 1996 (incorporated by reference to
                     Exhibit 3.3 to Apache's Annual Report on Form 10-K for the
                     fiscal year ended December 31, 1995, Commission File No.
                     1-4300)
       3.4        -- Bylaws of Apache Corporation, dated as of February 9, 1996
                     (incorporated by reference to Exhibit 3.4 to Apache's Annual
                     Report on Form 10-K for the fiscal year ended December 31,
                     1995, Commission File No. 1-4300)
       4.1        -- Form of Apache Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Apache's Annual Report on Form
                     10-K for the fiscal year ended December 31, 1995, Commission
                     File No. 1-4300)
       4.2        -- Rights Agreement, dated as of January 31, 1996, between
                     Apache and Norwest Bank Minnesota, N.A., rights agent,
                     relating to the declaration of a rights dividend to Apache's common shareholders of record on January 31, 1996
                     (incorporated by reference to Exhibit (a) to Apache's
                     Registration Statement on Form 8-A, dated January 24, 1996,
                     Commission File No. 1-4300)
       4.3        -- Third Amended and Restated Credit Agreement, dated March 1,
                     1995, among Apache, the lenders named therein, and the First
                     National Bank of Chicago, as Administrative Agent and
                     Arranger, and Chemical Bank, as Co-Agent and Arranger
                     (incorporated by reference to Exhibit 10.2 to Apache's Annual
                     Report on Form 10-K for the fiscal year ended December 31,
                     1994, Commission File No. 1-4300)
       4.4        -- First Amendment to Third Amended and Restated Credit
                     Agreement, dated April 14, 1995, among Apache, the lenders named therein, and the First National Bank of Chicago, as
                     Administrative Agent and Arranger, and Chemical Bank, as
                     Co-Agent and Arranger (incorporated by reference to Exhibit
                     99.3 to Apache's Registration Statement on Form S-3,
                     Registration No. 33-63923, filed November 2, 1995)

   EXHIBIT NO.                              DESCRIPTION
- ----------------- ----------------------------------------------------------------
       4.5        -- Second Amendment to Third Amended and Restated Credit
                     Agreement, dated October 23, 1995, among Apache, the lenders names therein, and the First National Bank of Chicago, as
                     Administrative Agent and Arranger, and Chemical Bank, as
                     Co-Agent and Arranger (incorporated by reference to Exhibit
                     99.4 to Apache's Registration Statement on Form S-3,
                     Registration No. 33-63923, filed November 2, 1995)
       4.6        -- Third Amendment to Third Amended and Restated Credit
                     Agreement, dated December 18, 1995, among Apache, the lenders named therein, and the First National Bank of Chicago, as
                     Administrative Agent and Arranger, and Chemical Bank, as
                     Co-Agent and Arranger (incorporated by reference to Exhibit
                     10.5 to Apache's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 1-4300)
       4.7        -- Fourth Amendment to Third Amended and Restated Credit
                     Agreement, dated December 22, 1995, among Apache, the lenders named therein, and the First National Bank of Chicago, as
                     Administrative Agent and Arranger, and Chemical Bank, as
                     Co-Agent and Arranger (incorporated by reference to Exhibit
                     10.6 to Apache's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 1-4300)
       4.8        -- Fifth Amendment to Third Amended and Restated Credit
                     Agreement, dated January 22, 1996, among Apache, the lenders named therein, and the First National Bank of Chicago, as
                     Administrative Agent and Arranger, and Chemical Bank, as
                     Co-Agent and Arranger (incorporated by reference to Exhibit
                     10.7 to Apache's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Commission File No. 1-4300)
       4.9        -- Indenture dated as of February 15, 1996, between Apache and
                     Chemical Bank, as trustee, relating to Apache's 7.70% Notes due 2026 (incorporated by reference to Exhibit 4.1 to
                     Apache's Registration Statement on Form S-3, Registration No.
                     33-63923, filed November 2, 1995)
       4.10       -- Fiscal Agency Agreement, dated as of January 4, 1995, between
                     Apache and Chemical Bank, as fiscal agent, relating to
                     Apache's 6% Convertible Subordinated Debentures due 2002
                     (incorporated by reference to Exhibit 99.2 to Apache's
                     Current Report on Form 8-K, dated December 6, 1994,
                     Commission File No. 1-4300, filed January 11, 1995)
       4.11       -- Indenture dated as of May 15, 1992, among Apache and Norwest
                     Bank, Minnesota, N.A. as trustee, relating to Apache's 9.25%
                     Notes due 2002 of the Apache (incorporated by reference to
                     Exhibit 4.01 to Apache's Registration Statement on Form S-3,
                     Registration No. 33-47363, filed April 21, 1992)
       5.1        -- Form of opinion of Andrews & Kurth L.L.P., as to legality of issuance of Apache Common Stock
       8.1        -- Form of opinion of Andrews & Kurth L.L.P., as to certain U.S.
                     tax issues
      23.1        -- Consent of Arthur Andersen LLP (Apache)
      23.2        -- Consent of Coopers & Lybrand
      23.3        -- Consent of Arthur Andersen LLP (Phoenix)

   EXHIBIT NO.                              DESCRIPTION
- ----------------- ----------------------------------------------------------------
      23.4        -- Consent of Andrews & Kurth L.L.P. (included as part of
                     Exhibits 5.1 and 8.1)
      23.5        -- Consent of Petrie Parkman & Co., Inc.
      23.6        -- Consent of Ryder Scott Company Petroleum Engineers
      23.7        -- Consent of Netherland, Sewell & Associates, Inc.
      24.1        -- Power of Attorney (included as a part of the signature pages in Part II of this Registration Statement)
      99.1        -- Form of Proxy Card
      99.2        -- Opinion dated March 27, 1996 of Petrie Parkman & Co., Inc.
                     (included as Appendix II to the Proxy Statement/Prospectus filed as part of this Registration Statement)